Filed pursuant to Rule 424(b)(3)
Registration No. 333-195593

FINAL PROSPECTUS

18,750,000 Shares

ARISTA POWER, INC.

Common Stock

This prospectus covers 18,750,000 shares of Arista Power, Inc. common stock, which the selling shareholders identified in this prospectus under “Selling Shareholders” may offer and sell from time to time.  The selling shareholders own 1,500 shares of our Series A Preferred Stock that are convertible into 7,500,000 shares of our common stock and warrants to purchase an additional 11,250,000 shares of our common stock.  We are not offering any shares for sale and we will not receive any of the proceeds from the sale of these shares. The selling shareholders may sell the shares of common stock covered by this prospectus in a number of different ways and at varying prices.  We provide more information about how the selling shareholders may sell the shares in the section entitled “Plan of Distribution” beginning on page 20.

Of the shares that may be offered for resale, 7,500,000 shares will be issued to the selling shareholders only if shares of Series A Convertible Preferred Stock held by them are converted into shares of our common stock.  If the shares of Series A Preferred Stock held by the selling shareholders are converted into shares of our common stock, we would not receive any proceeds.  See “Selling Shareholders” on page 18.

Of the shares that may be offered for resale, 11,250,000 shares will be issued to the selling shareholders only if they exercise warrants for the purchase of shares of our common stock.  The warrants have an exercise price of $0.25 per share.  If the selling shareholders exercise their warrants, we would receive proceeds in the amount of the exercise price of the warrant being exercised or up to $2,812,500 if all warrants are exercised, subject to the selling shareholders electing to use a cashless exercise provision which would reduce or eliminate proceeds being received by us.  See “Selling Shareholders” on page 18.

Our common stock currently listed and traded on the OTCQB under the symbol “ASPW.”  The last reported sales price of our common stock on the OTCQB on May 12, 2014 was $0.14.

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Investing in our common stock involves risks, which are described under “Risk Factors” beginning on page 5, as well as in supplements to this prospectus.  You should rely only on the information contained in this prospectus and any prospectus supplement. We have not authorized anyone to provide you with any different information.

NEITHER THE SECURITIES EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION NOR ANY FOREIGN SECURITIES AUTHORITY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is May 14, 2014

ABOUT THIS PROSPECTUS

Arista Power, Inc. has not authorized anyone to give any information or make any representation about the offering that differs from, or adds to, the information in this Prospectus or the documents that are publicly filed with the SEC. Therefore, if anyone does give you different or additional information, you should not rely on it.  The delivery of this Prospectus does not mean that there have not been any changes in Arista Power, Inc.’s condition since the date of this Prospectus.  If you are in a jurisdiction where it is unlawful to offer to purchase or exercise the securities offered by this Prospectus, or if you are a person to whom it is unlawful to direct such activities, then the offer presented by this Prospectus does not extend to you.  This Prospectus speaks only as of its date except where it indicates that another date applies.  Documents that are incorporated by reference in this Prospectus speak only as of their date, except where they specify that other dates apply.  The information in this Prospectus may not be complete and may be changed.  The selling shareholders may not sell any securities until the registration statement filed with the SEC is effective.  This Prospectus is not an offer to purchase or exercise these securities and it is not soliciting an offer to purchase or exercise these securities in any state or other jurisdiction where the purchase or exercise is not permitted.

This prospectus, together with the applicable prospectus supplements and the documents incorporated by reference into this prospectus, includes all material information relating to this offering.  To the extent that any statement that we make in a prospectus supplement is inconsistent with statements made in this prospectus, the statements made in this prospectus will be deemed modified or superseded by those made in a prospectus supplement.  You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

SUMMARY

The following is only a summary. We urge you to read the entire prospectus, including the more detailed consolidated financial statements, notes to the consolidated financial statements and other information included herein. Investing in our securities involves risks. Therefore, please carefully consider the information provided under the heading “Risk Factors” starting on page 5.

THE OFFERING

We have filed a registration statement with the Securities and Exchange Commission, of which this prospectus forms a part, with respect to the resale of shares of our common stock covered by this prospectus from time to time under Rule 415 of the Securities Act of 1933, as amended (the “Securities Act”).  The 7,500,000 shares of our common stock that are issuable upon conversion of 1,500 shares of our Series A Convertible Preferred Stock and the 11,250,000 shares of common stock underlying warrants offered for resale under this prospectus are being registered for resale by selling shareholders of Arista Power, Inc. who presently hold such shares or may acquire such shares in the future upon the exercise of warrants, or the transferees of such selling shareholders.  Such persons may resell from time to time all, a portion, or none of such shares.  In addition, the selling shareholders may sell, transfer or otherwise dispose of a portion of our common stock being offered under this prospectus in transactions exempt from the registration requirements of the Securities Act.  See the “Plan of Distribution” and “Selling Shareholders” sections of the Prospectus for further details.

OUR BUSINESS

We are a developer, supplier and integrator of custom-designed power management systems, and a supplier, designer and installer of solar energy systems.  Our patent-pending Power on Demand system utilizes inputs from multiple energy sources including solar, wind, fuel cells, generators, and the grid, in conjunction with a custom-designed battery storage system and a proprietary smart monitoring technology that releases energy at times to reduce electricity costs for large energy users.  We also design, sell and install residential and commercial solar PV systems.

We were incorporated in New York on March 30, 2001, under the name Future Energy Solutions, Inc.  In November 2008, we changed our name to WindTamer Corporation, and, in May 2011, we changed our name to Arista Power, Inc.  The decision to change our name to Arista Power, Inc. reflected the fact that we broadened our suite of product offerings and developed a wide range of power management solutions that we can provide to our customers. Our corporate headquarters is located at 1999 Mt. Read Boulevard, Rochester, New York 14615, and our telephone number at those offices is (585) 243-4040.  Our website address is www.aristapower.com.  Our common stock is listed and traded on the OTCQB under the symbol “ASPW.”

Our Strategy

Our strategy is to develop, market, and sell energy efficient products that focus primarily on the management and distribution of energy, including renewable energy, and that provide attractive returns on investment for customers in the commercial, military, residential, and industrial space.  We intend to use our expertise in power distribution, power management, alternative and renewable energy, and energy storage to combine our proprietary patent-pending energy storage and management systems with solar PV systems, fuel cells, generators and/or the electric grid to become a market leader in the power distribution and renewable energy industries.  We believe that combining renewable energy with energy storage and management systems will enable us to offer customers a product with an attractive return on investment.  We believe that our products will be sold in the residential, commercial, government, military, industrial, and off-grid markets.

Our primary products are:

●	Our proprietary, patent-pending Power on Demand systems; and

●	Solar PV systems.

In addition, in 2012, we were awarded two U.S. Army contracts, totaling $1.8 million to be the prime contractor to complete Phase One and Phase Two activities for the development of a new intelligent micro-grid. In September 2013, we were awarded a single vendor contract for $625,000 to continue to build on the technologies developed for the Phase One and Phase Two contracts. We plan to complete the Phase Two portion of the award and commence work on the Phase Three award in the first half of 2014.  We believe that the micro-grid that we are developing for the U.S. Army will become one of the products that we sell to commercial, military, and governmental customers.

We plan to become a leader in the power management and the renewable energy industries through, among other things, one or more of the following strategies:

●	Continuing the development of our products to improve their marketability, functionality, reliability, scalability, safety, and cost effectiveness;

●	Developing a domestic sales force organically, primarily through commissioned representatives and through strategic marketing and distribution alliances;

●	Establishing joint ventures, strategic alliances, licensing, and/or royalty agreements with third parties to augment our marketing efforts; and

●	Acquiring companies that are complementary to our business.

Our Products

Power on Demand System

Many electricity suppliers, typically utility companies, throughout much of the United States and abroad, charge their commercial customers not only for the consumption of electricity but also a demand, or distribution, charge. With our understanding of demand charges, we developed our Power on Demand system in 2010, and continued development of the system to the present.  Our Power on Demand system is a proprietary, patent-pending energy storage and power management system that lowers a customer’s demand charges.  The system utilizes energy inputs from multiple sources together with a custom-designed energy storage device to reduce grid demand and provide stored power when customer loads are high.  The energy can be generated from renewable sources such as solar and wind, and also from fuel cells, generators and from the electric grid itself, depending on the available energy resources at a given site.  Each Power on Demand system is custom designed.  The system is designed to include our proprietary smart monitoring technology that, among other things, monitors the power usage of the site in real-time and determines when to release energy from the battery system in order to optimize the battery life and increase the value of the overall system.

Our Power on Demand system is scalable, with the ability to integrate multiple renewable inputs, generators and fuel cells, and distribution capabilities ranging from 50kW to 1mW, or more, and can utilize multiple battery chemistries for optimal energy storage based on the specific application.

Our commercial customers benefit from our Power on Demand system by it:

●	providing electricity cost savings by providing power during periods of high cost peak electricity demand, instead of drawing power from the utility grid, which is referred to as ‘peak shaving’;

●
providing a dependable source of backup power to protect their operations from financial losses and other negative consequences of power outages, including utilizing our systems both for preventative measures, such as when a storm is approaching, and for emergency purposes, when utility power is interrupted;

●	conditioning power, thereby extending the life of equipment that uses that power; and

●	allowing for enrollment in demand response initiatives with no building load operations reduction during the required demand curtailment.

We commissioned our first Power on Demand system in the first quarter of 2011.  In late 2011, we began to increase our sales and marketing efforts of our Power on Demand system, primarily to commercial customers that incur high demand charges in their electricity bills.  We expect to continue our marketing and sales efforts in 2014 and beyond, and we also expect to spend significant resources to continue to develop our Power on Demand system in order to make it more marketable, scalable, and cost-effective.

Our Power on Demand systems are sold to customers utilizing two basic economic models, each of which can vary depending on the specific customer and application.  In our primary model, we sell the Power on Demand system to the customer.  We refer to this as the “customer-owned” model.  In our customer-owned model, the customer acquires the ownership of the Power of Demand system assets upon our completion of the project.  Our revenues and profits from the sale of systems under this model are generally recognized when the system is installed.

We refer to our other model as our “recurring-revenue model”.  For systems completed under this model, a third-party financing company or the customer owns the Power on Demand system after it is installed at the customer’s site.  We or the third party invest the capital required to design and build the system.  The life of these recurring-revenue contracts is typically from five to ten years.  The fees that generate our revenues in the recurring-revenue model are generally paid to us on a monthly basis.  Our fees for recurring revenue contracts are generally structured either as a fixed monthly payment, or as all or a portion of the energy savings that the system generates for the customer. We record revenue under this model on a cost recovery system, whereby equal amounts of revenue and expense are recorded as collections are made, postponing the recognition of profits until all costs have been recovered.

Solar PV Systems

A solar panel, also known as a photovoltaic (PV) panel, is a packaged interconnected assembly of solar cells, also known as photovoltaic cells. Solar panels use light energy from the sun (photons) to generate electricity through the photovoltaic effect. A photovoltaic installation generally consists of an array of solar panels, an inverter, and interconnection wiring.

We sell and install third-party manufactured solar PV systems, typically ranging from 5kW to 50kW, although during the fourth quarter of 2103, we installed our largest PV system to date, which was 166kW at a commercial site in Western New York.  We believe that the solar PV market is fragmented in certain geographic markets in the United States, including Western New York where our headquarters are located, and that we can attain significant market share in targeted geographic markets.  In 2012 and 2013, we launched several community solar purchasing programs, primarily in targeted regions in Western New York. We plan to leverage sales in 2014 from our existing customer and contact base, and expect to continue to enroll additional selected regions to market this type of program in 2014 and beyond.

In addition, we are able to integrate solar PV systems into our Power on Demand systems and our micro-grids when the particular customer’s needs call for integration of solar PV.

Micro-Grids

In 2012, we were awarded two contracts with the U.S. Army totaling $1.8 million to be the prime contractor to complete Phase One and Phase Two activities for the development of a new intelligent micro-grid.  In September 2013, we were awarded a single vendor contract valued at $625,000 to build on the successes of the Phase One and Phase Two awards to continue the development activities on the intelligent micro-grid.  We believe that the micro-grid that we are developing for the U.S. Army will become one of the products that we sell to commercial, military, and governmental customers.

Our Financial Condition
We have incurred significant losses in prior periods.  Our accumulated deficit at December 31, 2013 was $27,034,691.  We incurred net losses in 2013, 2012 and 2011 of $3,273,000, $3,490,000 and $4,006,000, respectively.  Since inception, our operations have been financed through the sale of equity and debt instruments to investors, through loans, and, to a lesser extent, with revenue and cash flow generated from our operations. We believe that a successful transition to the increased sale of our products will improve our financial condition, cash flow and market profile.  We will require additional external financing to sustain our operations if we cannot achieve positive cash flow from our anticipated operations.  Until that increase of sales becomes a reality, which cannot be assured, subsequent sources of outside funding will be required to fund the Company’s working capital and operations at least until the fourth quarter of 2014. No assurances can be given that the Company will be successful in arranging further funding, if needed, to continue the execution of its business plan including the development and commercialization of new products, or if successful, on terms beneficial to stockholders. Failure to obtain such funding will require management to substantially curtail, if not cease operations on a temporary or permanent basis, which would result in a material adverse effect on the financial position and results of operations of the Company.

We expect to incur substantial additional costs, including, without limitation, costs related to continued product development, corporate overhead, sales and marketing, and accounting and legal expenses.  We have utilized the proceeds raised from our private placements and debt instruments to, among other things, develop and commercialize our Power on Demand system and our intelligent micro-grid, as well as to sustain our operations.  Our future cash requirements will depend on many factors, including, without limitation, the volume, timing and payment terms of future orders and sales, continued progress in our product development and cost effectiveness programs, costs to continue to develop both domestic and international sales and distribution channels, and competing technological and market development. The timing of our ability to generate a positive cash flow is directly dependent on, among other things, the way we are able to manage these factors.

As of March 31, 2014, our cash position was approximately $1,274,000.  Our cash burn rate varies significantly from month to month depending on a number of factors, including, without limitation, the volume, timing and payment terms of orders and sales, the timing of certain overhead expenditures and our ability to negotiate favorable terms with our vendors.  While projections are inherently uncertain and we do not have committed orders, we expect that our cash burn rate for fixed expenses will average approximately $125,000 per month over the next six months.  In addition to our fixed expenses, over the next three months, we expect to incur an additional approximate $750,000 in costs associated with the installation and commissioning of a Power on Demand system in the New York City market.  Additionally, we have a loan from TMK-ENT, Inc. with a current principal balance of $1,018,000 that is due and payable in December 2014.

Our independent auditor’s reports for each of the fiscal years ended December 31, 2013, December 31, 2012 and December 31, 2011 include an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern.  Success in our future operations is subject to a number of technical and business risks, including our continued ability to obtain future funding, satisfactory product development, and market acceptance for our products.  For greater detail regarding this going concern, the history of losses and accumulated deficit incurred by us and the general risks related to our cash position, please see the “Risk Factors Concerning Our Business and Operations” subsection of our “Risk Factor” section beginning on page 8 and the notes to our financial statements beginning on page F-7.

Our principal address is 1999 Mt. Read Boulevard, Rochester, New York 14615 and our telephone number is (585) 243-4040.

RISK FACTORS

An investment in our securities is subject to numerous risks, including the Risk Factors described below. Our business, operating results or financial condition could be materially adversely affected by any of the following risks.  The risks described below are not the only ones we face. Additional risks we are not presently aware of or that we currently believe are immaterial may also materially affect our business. The trading price of our common stock could decline due to any of these risks. The following factors should be considered carefully in evaluating whether to purchase shares of our common stock. These factors should be considered carefully in conjunction with any other information included or incorporated by reference herein, including in conjunction with forward-looking statements made herein.  See “Where You Can Find More Information” on page 24.

RISK FACTORS CONCERNING INVESTMENT IN OUR COMPANY

There is currently a limited public market for our shares, and if an active market does not develop, investors may have difficulty selling their shares.
Our common stock is currently traded on the over the counter (OTC) market on the OTCQB exchange, and there is currently only a limited public trading market for our common stock.  We cannot predict the extent to which investor interest in the Company and our common stock will lead to the development or continuance of an active trading market or how liquid that trading market for our common stock might become. If an active trading market for our common stock does not develop or is not sustained, it may be difficult for investors to sell shares, particularly large quantities, of our common stock at a price that is attractive or at all.  As a result, an investment in our common stock may be illiquid and investors may not be able to liquidate their investment readily or at all when they desire to sell.

Our common stock is deemed to be a “penny stock,” which may make it more difficult for investors to sell their shares due to suitability requirements.
The Securities and Exchange Commission has adopted regulations that define a “penny stock,” generally, to be an equity security that has a market price of less than $5.00 per share.  The price of our common stock has been significantly less than $5.00 per share since it started publicly trading in November 2009, and is therefore considered a “penny stock.”  This designation requires any broker or dealer buying our securities to disclose certain information concerning the transaction, obtain a written agreement from the purchaser and determine that the purchaser is reasonably suitable to purchase the securities given the increased risks generally inherent in penny stocks. These rules may restrict the ability and/or willingness of brokers or dealers to buy or sell our common stock, either directly or on behalf of their clients, may discourage potential shareholders from purchasing our common stock, or may adversely affect the ability of shareholders to sell their shares.

There is limited liquidity in our common stock, which may adversely affect your ability to sell your shares of common stock.
The market price of our common stock may fluctuate significantly in response to a number of factors, some of which are beyond our control. These factors include, but are not limited to:

●	the announcement of new products or product enhancements by us or our competitors;

●	developments concerning intellectual property rights and regulatory approvals relating to us;

●	quarterly variations in our business and financial results or the business and financial results of our competitors;

●	the ability or inability of us to generate sales;
●	the ability or inability of us to raise capital, and the terms and conditions associated with any such raising of capital;

●	developments in our industry and target markets;

●
the number of market makers who are willing to continue to make a market in our stock and the market or exchange on which they decide to make a market in our stock, which may, among other things, result in our stock being traded on the “pink sheets”; and

●	general market conditions and other factors, including factors unrelated to our own operating performance.

In recent years, the stock market in general has experienced extreme price and volume fluctuations.  Continued market fluctuations could result in extreme volatility in the price of shares of our common stock, which could cause a decline in the value of our shares. Price volatility may be accentuated if trading volume of our common stock is low, which historically has often been the case.  The volatility in our stock may be combined with low trading volume.  Any or all of these above factors could adversely affect your ability to sell your shares or, if you are able to sell your shares, to sell your shares at a price that you determine to be fair or favorable.

We may issue additional shares of common stock or preferred stock in the future, which could cause significant dilution to all shareholders.
We have a large amount of authorized but unissued common stock and preferred stock which our Board of Directors may issue without shareholder approval. We will need additional capital to bring our operations to a sustainable level over the next twelve months, and may seek this capital in the form of equity financing. We may also seek to raise additional equity capital in the future to fund business alliances, develop new prototypes, and grow our manufacturing and sales capabilities organically or otherwise. In 2013 and in 2012, we issued 5.04 million and 0.4 million, respectively, shares of our common stock, and in March 2104 we issued 1,500 shares of Series A Convertible Preferred Stock that are convertible into 7.5 million shares of our common stock, in connection with private placements to fund our business.  We have issued, and may issue additional, a significant number equities convertible into shares of our common stock, including, but not limited to, warrants and options.  See Risk Factor entitled “There are currently outstanding a significant number of stock options, warrants and other rights to purchase our common stock, which could cause significant dilution to shareholders” below.

In addition to additional issuances of our common stock or preferred stock in private placements or public offerings, we may issue shares as part or all of the consideration in any merger, acquisition, joint venture or other strategic alliance that we enter.

Any issuance of additional shares of our common stock or, equities convertible into our common stock, including but not limited to, preferred stock, warrants and options, will dilute the percentage ownership interest of all shareholders and may dilute the book value per share of our common stock, and may negatively impact the market price of our common stock.

There are currently outstanding a significant number of stock options, warrants and other rights to purchase our common stock, which could cause significant dilution to all shareholders.
We have issued, and there are currently outstanding, a significant number of securities that are convertible or exercisable into shares of our common stock, typically at a fixed exercise price.  However, certain of those securities provide its holders with rights to lower the applicable exercise price in certain instances, typically if we issue common stock at a price lower than the then-current exercise price.  Those exercise prices could be substantially lower than our then-current stock price and/or current stock price.

There are currently outstanding warrants to purchase 18.9 million shares of our common stock with exercise prices ranging from $0.25 to $10.00.  In addition, there are currently outstanding options to purchase 1.4 million shares of our common stock with exercise prices ranging from $0.38 to $5.80.  Additionally, the investors who participated in our financings via private placements of common stock and preferred stock in July 2013 and March 2014, respectively, have the right to make substantially identical investments in the Company until 18 months after their applicable initial investment date.  If all of such investors exercised their right to make substantially identical investments in us, we could be required to issue an additional 6.3 million shares of our common stock, an additional 1,500 shares of our Series A Convertible Preferred Stock convertible into 7.5 million shares of our common stock and additional warrants convertible into 13.8 million shares of our common stock.  Although we would receive proceeds from the exercise of stock options and/or warrants and the exercise of the right to acquire additional securities as described above, the amount of such proceeds is likely to be below, and perhaps significantly below, the then-current market price of our securities.  In addition, certain of the outstanding rights to purchase additional shares of our common stock or securities convertible into our common stock are subject to full-ratchet anti-dilution protection, which could result in the right to purchase significantly more shares of our common stock being issues or a reduction in the purchase price for any such shares or both.  See Risk Factor entitled “There are currently outstanding a significant number of our securities that have full-ratchet anti-dilution protection, which could cause significant dilution to shareholders” below.

Any issuance of additional shares of our common stock or equities convertible or exercisable into our common stock, including but not limited to preferred stock, warrants and options, will dilute the percentage ownership interest of all shareholders and may dilute the book value per share of our common stock, and may negatively impact the market price of our common stock.

There are currently outstanding a significant number of our securities that have full-ratchet anti-dilution protection, which could cause significant dilution to shareholders.
There are currently outstanding 6.3 million shares of our common stock, Series A Convertible Preferred Stock convertible into 7.5 million shares of our common stock and warrants to purchase 14.3 million shares of our common stock that have full-ratchet anti-dilution protection, which provides the holders of such securities the right to purchase more shares of our common stock being issues or a reduction in the purchase price for any such shares, or both.  Such rights typically are triggered upon the issuance by us of our common stock at prices lower than the purchase price of such common stock or the conversion price or exercise price of the preferred stock or warrants, respectively.  If such full-ratchet anti-dilution rights are triggered, significant dilution could occur to shareholders, and could occur with us receiving little or no consideration for the resulting issuance of our common stock.

Any issuance of additional shares of our common stock or preferred stock will dilute the percentage ownership interest of all shareholders, except perhaps those shareholders owning securities with such full-ratchet, anti-dilution protection, and may dilute the book value per share of our common stock, and may negatively impact the market price of our common stock.

We have not in the past and we do not currently intend to pay cash dividends on our common stock.
We have never declared or paid cash dividends on our common stock. We currently intend on retaining any future earnings to fund our operations and growth and do not expect to pay cash dividends in the foreseeable future of the common stock.  Declaring and paying future dividends, if any, will be determined by our board of directors, based upon our earnings, financial condition, capital resources, capital requirements, charter restrictions, contractual restrictions, and such other factors as our board of directors deem relevant.

Our Restated Certificate of Incorporation and the New York Business Corporation Law each contains provisions that could discourage a takeover that shareholders may consider favorable.
Our corporate documents and the New York Business Corporation Law contain provisions and authorized but unissued shares of common stock that might enable our management to resist a takeover.  These provisions might discourage, delay or prevent a change in control of the Company or a change in our management that might otherwise increase the value of your shares.

Our Restated Certificate of Incorporation provides for a classified Board of Directors, with each class of directors subject to re-election every three years. This classified board will have the effect of making it more difficult for third parties to insert their representatives onto our Board of Directors and gain control of the Company.

The Restated Certificate of Incorporation also provides that neither the Company’s Bylaws nor Certificate of Incorporation provisions addressing, among other provisions, the Classified Board of Directors or removal of directors, may be amended, altered, or repealed by shareholders unless approved by an affirmative vote of in excess of 66 2/3% of the shares of Common Stock that are issued and outstanding at the time of any such proposed amendment, alteration, or attempt to repeal. As such, it is unlikely that the above-described provisions contained in the Restated Certificate of Incorporation will be amended, altered, or repealed.

Under our Restated Certificate of Incorporation, our Board of Directors also has the power, without shareholders’ approval, to designate the terms of one or more series of preferred stock and issue shares of preferred stock which could be issued as a defensive measure in response to a takeover, such as issuing preferred stock with greater voting rights than the common stock.  In doing so, our Board of Directors may determine, with respect to any series of preferred shares, the terms and rights of that series, including the designation of the series, the number of shares of the series, the dividend rights, conversion rights, voting rights, and the rights and terms of redemption and liquidation preferences, which could have preferences and priority over holders of our common stock with respect to these rights.

In addition, our Board of Directors may authorize the issuance of a substantial number of authorized but unissued shares of common stock, approximately 459.7 million common shares as of April 24, 2014, without action by our shareholders.  The issuance of this substantial number of additional common shares may be used as an anti-takeover device without further action on the part of the shareholders.  Such issuance may dilute the voting power of existing holders of common shares.

These provisions and our authorized but unissued shares could discourage proxy contests and make it more difficult for you and other shareholders to elect directors and take other corporate actions, and could limit the price that investors might be willing to pay in the future for shares of our common stock, or discourage transactions that shareholders may consider favorable.

We have a lack of segregation of duties in accounting which could have an adverse effect on our financial reporting and ultimately on our business and our stock price.
We are required to design and maintain an adequate system of internal control over financial reporting and assess and report on such internal control structure annually. Additionally, we must also maintain adequate disclosure controls and procedures and include in our Quarterly Reports on Form 10-Q and our Annual Report on Form 10-K our assessment of the effectiveness of our disclosure controls and procedures.  We have determined that, due to the minimal number of people that we currently employ, there is a lack of segregation of duties, which may have a potentially adverse effect on our business.  If we fail to maintain adequate internal controls and disclosure controls and procedures, including any failure to implement required new or improved controls, or we encounter difficulties in their implementation, our business and operating results could be harmed.  Current and potential shareholders could also lose confidence in our public reporting and we may be subject to liability and/or sanctions or investigation by regulatory authorities, such as the Securities and Exchange Commission, either of which could adversely affect our financial results and the market price of our common stock.

RISK FACTORS CONCERNING OUR BUSINESS AND OPERATIONS

We will need additional capital to sustain our operations and will likely need to seek further financing to accelerate our growth, which we may not be able to obtain on acceptable terms or at all. If we are unable to raise additional capital, as needed, the future growth of our business and operations would be severely limited.
A factor limiting our growth, including our ability to enter our proposed markets, attract customers, and deliver our product in the targeted electrical power production markets, is our limited capitalization overall and as compared to other companies in the industry.

We will need additional capital to bring our operations to a sustainable level over the next twelve months. In 2013, we raised $1,245,000 in private placements. In 2012, we raised $795,000 in private placements, and additionally, we established a line of credit with TMK-ENT, Inc. which provided us with a $1,250,000 in available line of credit funding. In 2011, we raised $3,185,000 in funding via private placements.  In March 2014, we raised $1,400,000 in net proceeds from the private placement sale of convertible preferred stock to eight institutional investors. We believe that, in addition to the capital raised thus far, we will require up to an additional $1.0 million to satisfy our operating cash needs for the next 12 months. However, if we are unable to generate the projected amount of revenue and profits from our operations, we will need to seek additional financing.

We may also seek additional financing to accelerate our growth.  If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of the Company held by existing shareholders will be reduced and our shareholders may experience significant dilution.  In addition, new securities may contain rights, preferences or privileges that are senior to those of our common stock.  If we raise additional capital by incurring debt, this will result in increased interest expense.

There can be no assurance that acceptable financing necessary to further implement our plan of operation can be obtained on suitable terms, if at all.  Our ability to develop our business could suffer if we are unable to raise additional funds on acceptable terms, which would have the effect of limiting our ability to increase our revenues, develop our products, attain profitable operations, or even may result in our business filing for bankruptcy protection or otherwise ending our operations which could result in a significant or complete loss of your investment.

We have incurred significant losses in prior periods, and losses in the future could cause the trading price of our stock to decline or have a material adverse effect on our financial condition, our ability to pay our debts as they become due and on our cash flows.
We have incurred significant losses in prior periods.  Our accumulated deficit at December 31, 2013 was $27 million. We incurred a net loss in 2013, 2012 and 2011 of $3,273,000, $3,490,000 and $4,006,000, respectively.  If we are not able to attain profitability and/or become cash flow positive in the near future and long-term future, the trading price of our stock could decline and our financial condition could deteriorate as we could, among other things, deplete our cash, incur additional indebtedness and issue additional equity that could cause significant dilution, all of which could have a material adverse impact on our business and prospects and result in a significant or complete loss of your investment.

We have an unsecured credit facility that is due to be repaid in December 2014, and we will likely need to raise additional capital to repay the loan or will need to refinance the loan.
We have an unsecured credit facility with TMK-ENT, Inc. of a principal amount of $1,018,500 that is due to be repaid in December 2014.  We do not expect to generate sufficient cash flows from operations to repay the TMK-ENT credit facility.  We will likely need to raise additional capital to repay the loan or will need to refinance the loan with TMK-ENT or another party.  If we are unable to repay the loan or refinance the loan, this would likely have a material adverse effect on our operations, our ability to raise capital and the price of our stock.

If we raise additional funds through the issuance of equity or convertible debt securities, or otherwise issue additional securities in the Company, the percentage ownership of the Company held by existing shareholders will be reduced and our shareholders may experience significant dilution.  In addition, new securities may contain rights, preferences or privileges that are senior to those of our common stock.  If we raise additional capital by incurring debt, this will result in increased interest expense.  There can be no assurance that acceptable financing necessary to further implement our plan of operation can be obtained on suitable terms, if at all.  Our ability to develop our business could suffer if we are unable to raise additional funds on acceptable terms, which would have the effect of limiting our ability to increase our revenues, develop our products, attain profitable operations, or even may result in our business filing for bankruptcy protection or otherwise ending our operations which could result in a significant or complete loss of your investment.

We have a limited operating history, which may make it difficult for investors to predict future performance based on current operations.
We have limited operating history upon which investors may base an evaluation of our potential future performance. As a result, there can be no assurance that we will be able to develop or maintain consistent revenue sources, or that our operations will be profitable and/or generate positive cash flows. Our prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by companies in early stage of development.

Any forecasts we make about our operations, including, without limitation, sales and plans for fundraising, may prove to be inaccurate. For example, we significantly overestimated our financial performance for each of 2011 and 2012.  We estimated that we would book $17.5 million in orders for 2012, but only booked $3.0 million, and in 2011 estimated that we would book $15 million in orders, but only booked $2 million. In addition, we planned to begin sales of our products in the first half of 2009 but did not meet that goal as we continued to refine the development of our production models. We commenced our selling efforts in the late third quarter of 2009, but have only generated total revenue since inception of approximately $5.5 million through December 31, 2013. We plan to continue our selling efforts, although there can be no assurance that we will be successful in maintaining or expanding our sales. Additionally, we had planned on raising $20 million in a private placement in 2009, but we later determined to cease raising funds in that private placement after raising only $741,000. We stopped raising funds after raising only $741,000 because we reassessed our cash needs and also determined that the appropriate focus of our executive management should be on product development rather than fundraising, and further concluded that it was not in the best interests of the Company to raise more than $741,000 at that time.

We must, among other things, determine appropriate risks, rewards, and level of investment in each project, respond to economic and market variables outside of our control, respond to competitive developments and continue to attract, retain and motivate qualified employees. There can be no assurance that we will be successful in meeting these challenges and addressing such risks and the failure to do so could have a materially adverse effect on our business, results of operations and financial condition.  As a result, the value of your investment could be significantly reduced or completely lost.

Our independent auditor’s report for the fiscal years ended December 31, 2013 and December 31, 2012 is qualified as to our ability to continue as a going concern.
Due to the uncertainty of our ability to meet our current operating and capital expenses, in their report on our audited annual financial statements as of and for the years ended December 31, 2013 and 2012, our independent auditors included an explanatory paragraph regarding concerns about our ability to continue as a going concern.  Recurring losses from operations raise substantial doubt about our ability to continue as a going concern.  The presence of the going concern explanatory paragraph may have an adverse impact on the relationships we are developing and plan to develop with third parties as we continue the commercialization of our products and could make it challenging and difficult for us to raise additional financing, all of which could have a material adverse impact on our business and prospects and result in a significant or complete loss of your investment.

Our future success depends on our key executives and our ability to attract, retain and motivate qualified personnel.
Our future success is largely dependent upon the principal members of our executive team.  The loss of the services of any of these key persons might impede the achievement of our product development, and commercialization objectives and have a serious impact and adverse effect on our business, financial condition and results of operations, and an investment in our stock.  The loss of a key executive could be exacerbated because we are company with very limited personnel, and often times our employees do not have overlapping duties with other employees.

Recruiting and retaining qualified management, sales, marketing, engineering and other personnel will also be critical to our success. We may not be able to attract and retain these personnel on acceptable terms or at all.  We do not maintain “key person” life insurance on any of our employees.  Because of these factors, we may not be able to effectively manage or grow our business, which could adversely affect our financial condition or business.  As a result, the value of your investment could be significantly reduced or completely lost.

If our products and technologies do not achieve market acceptance, we may not generate sufficient revenue to conduct our operations or become profitable.
We cannot assure you that a sufficient number of customers will purchase our products, or that we can sell them for amounts that are in excess of our cost to manufacture, market, and install such products.  All of our products, except for solar PV which we resell, are relatively new and do not have a proven track record of being purchased in the commercial marketplace from us or other companies.  The failure of our Power on Demand system, or other products that we have developed, or may otherwise sell or develop, to be accepted in the commercial marketplace, or for us to effectively sell such products into the marketplace, would have a material adverse effect on our business.  Our technology and products may not compete well against other competing technologies, including, without limitation, fossil-fueled generators, on the basis of performance and cost or to achieve market acceptance.  This failure to effectively compete could also have a material adverse effect on our financial condition and business.  As a result, the value of your investment could be significantly reduced or completely lost.

We have very limited experience selling many of our primary products and there can be no assurance that a market exists for those products other than solar PV systems or that, if a market does exist, that we will be successful in selling into such market.
Although we believe that there is a substantial market for our Power on Demand system, our micro-grids, and reselling solar PV systems, we have limited experience is selling such products and, to date, have had limited success in selling such products and therefore there can be no assurances that (1) a market exists for any or all of those products, or (2) if a market does exist for any or all of those products, that we will be successful in selling into such market or markets.

The existence and potential size of the market for our Power on Demand system is particularly difficult to determine and verify because we do not believe that our Power on Demand system competes directly against many, if any, existing products actively and successfully sold in the marketplace, which would have assisted us in determining the size and viability of market for our Power on Demand system.  It is possible that a market for the Power on Demand system does not exist, or does not sufficiently exist to enable us to be successful.

Therefore, because of these uncertainties, we may not be successful in generating revenue in the markets that we expect to do so in 2014 and beyond, and such failure would adversely affect our financial condition or business.  As a result, the value of your investment could be significantly reduced or completely lost.

We may not be able to effectively sell our Power on Demand systems in certain key markets, including the New York City area and Southern California, which would adversely affect our business prospects and financial condition and operating results.
Our business plan calls for selling a significant amount of Power on Demand systems in domestic locations where peak demand electricity rates are high.  We believe that the New York City area and Southern California contain some of the highest peak demand electricity rates in the United States, and also have many commercial buildings that could be interested in purchasing our Power on Demand system.  Therefore, we have identified the New York City area and Southern California as important markets to sell our Power on Demand system.  We have spent significant time and financial resources marketing our Power on Demand system in the New York City area since the first quarter of 2012 and have sold only one Power on Demand system in such market.  We have not yet significantly marketed our Power on Demand system in the Southern California market and we have not sold any Power on Demand systems in Southern California.  If we remain unsuccessful in selling significant volumes of our Power on Demand system in the New York City area and Southern California markets, our financial condition and operating results will be adversely affected and you could lose a significant portion or all of your investment in us.

Many of our products and services experience long and variable sales cycles, which could have a negative impact on our results of operations for any given quarter or year and on our ability to anticipate and plan for our future revenues.
Purchases of our products and services are often significant financial investments for our customers and are often used by our customers to address complex energy needs. Customers generally consider a wide range of issues and alternatives before making a decision to purchase our products and services. Before customers commit to purchase our products, they often require a significant technical/engineering review, assessment of competitive products and approval at a number of management levels within their organization. Our sales cycle may vary based on the industry in which the potential customer operates. The length and variability of the sales cycle makes it difficult to predict whether and when particular sales commitments will be received in any given quarter, if at all.  During the time our customers are evaluating our products and services, we may incur substantial sales, marketing and development expenses to customize our products to the customers’ needs. We may also expend significant management efforts, hire employees, purchase or lease equipment, order long-lead-time components or purchase significant amounts of inventory prior to receiving an order.  Even after this evaluation process in which we may incur significant expenses, a potential customer may not purchase our products. These long sales cycles may cause us to incur significant expenses without receiving revenue to offset those expenses, would likely result in negative cash flow and losses.  As a result, the value of your investment could be significantly reduced or completely lost.

The price of peak power demand charges may decrease, which would adversely affect our ability to sell our Power on Demand system, which would adversely affect our business prospects and financial condition and operating results.
Our business plan calls for selling a significant amount of Power on Demand systems in domestic locations where peak demand electricity rates are high, including, without limitation, the New York City area market and the Southern California market.  One of the primary benefits to a customer who purchases our Power on Demand system is a reduction in their peak demand electricity charges.  Peak demand electricity rates are set by the local utility company that a customer is connected.  All other variables being equal, higher peak demand electricity rates charged by the utility company will result in larger savings generated by our Power on Demand system.  Lower peak demand electricity rates generally mean less savings generated by our Power on Demand system.  If peak demand electricity rates are lowered by utility companies, or otherwise, then potential customers will likely find our Power on Demand systems less attractive because of the lower savings that would be generated by them.  Accordingly, fewer customers would likely purchase our Power on Demand systems.  If peak demand electricity rates decreased in markets that we believe will be our key markets, including, without limitation, the New York City market and the Southern California market, the adverse impact on our potential customer base would affect us more significantly, which would adversely affect our business prospects and financial condition and operating results.  As a result, the value of your investment could be significantly reduced or completely lost.

We have little experience installing our Power on Demand system, and we have encountered, and may encounter in the future, delays related to connecting such systems to the electric grid.
Our business plan anticipates that we will sell and install a significant number of Power on Demand systems in 2014 and beyond.  To date, however, we have only sold five Power on Demand systems.  We have been advised, and have encountered in our first installations, that significant delays may occur in obtaining approval from the applicable electricity provider of the customer to connect a Power on Demand system to the electric grid as well as approvals from government authorities, including, without limitation, related to obtaining a work permit.  These approvals can be particularly difficult, expensive and time consuming to obtain in the New York City area.  Without such approvals, it may not be possible to fully install the Power on Demand system, to collect related payments from the customer and to recognize related revenue for such sale.  These significant delays may also negatively affect our ability to sell the Power on Demand system.  Such delays and failures and the related negative effects described above could adversely affect our financial condition or business, including, without limitation, the ability to obtain financing for the systems and/or for our operations.  As a result, the value of your investment could be significantly reduced or completely lost.

Because we have not sold large quantities of any of our products other than solar PV systems, we cannot determine the cost to purchase larger quantities of components to our products and to assemble and install our products and therefore we cannot be sure whether we can profitably sell our products.
We have not sold significant quantities of any of our products other than solar PV, which we resell.  Many, if not all, of our sales other than solar PV have resulted in negative gross margin as we often sold these products for below cost because, among other reasons, we believe that the cost to purchase, assemble and install one or a small amount of a product is generally much higher per unit than purchasing larger quantities of components to our products and assembling and installing larger quantities of our products.  Because we have sold and installed a small number of our systems, however, we have no operating history to confirm that the cost to purchase the components and to assemble and install these products is lower if they are purchased, assembled and installed in large quantities.  Accordingly, we cannot confirm that the cost to purchase the components and to assemble and install these products is lower if they are purchased, assembled and installed in large quantities.

Our business strategy assumes that our cost to sell and install our products will substantially decrease if such product components are purchased, assembled and installed in large quantities, which is typically the case, but there can be no assurances that such cost savings will be realized at all or in the amounts that we assume.   If we are unable to substantially decrease the cost to purchase components and install our products, it will likely be very difficult to profitably sell our products unless we raise prices which may, in turn, make our products more difficult to sell.  Therefore, because of these uncertainties in our ability to substantially decrease the cost to procure components and install our products, we may not be successful in generating revenue and profits in the markets that we have targeted, and such failure would adversely affect our financial condition or business.  As a result, the value of your investment could be significantly reduced or completely lost.

We plan to sell our products to the U.S. federal government and U.S. military, which may result in delays in the receipt of orders due to the nature of those customers.
Our business strategy includes doing a significant amount of business and selling a significant amount of our products to the U.S. federal government, particularly the U.S. military, in 2014 and beyond.  When doing business with the U.S. military, unexpected delays, which can be substantial and repeated, can occur prior to receipt of the sales order or other applicable contract.  Those delays can occur for many reasons and include, for example, when funding is not appropriated by Congress for projects that the military expects to commence.  Such delays were experienced in 2010 and 2011, and could occur again in 2014 and beyond.  On-going political disagreement over the scope and manner in which to reduce the Federal budget deficit, which has resulted in such disruptive developments as the “sequester”, which occurred on March 1, 2013, also add additional risks and uncertainties to the timing and availability of funds to finance the government agency contract that we are expecting and/or seeking. Delays in receiving orders from the U.S. government and the U.S. military may negatively affect our ability to generate revenue and profits, and such failure would adversely affect our financial condition or business.  As a result, the value of your investment could be significantly reduced or completely lost.

We may not be able to effectively manage our growth or improve our operational, financial and management information systems, which would impair our results of operations.
If we are successful in executing our business plan, we will experience growth in our business that could place a significant strain on our business operations, finances, management and other resources.  Our ability to manage our growth will require us to improve our operational, financial and management information systems, and to motivate and effectively manage our employees.  Currently, we have only six full-time employees, and we expect that additional employees will required to manage our growth.  There can be no assurance that we will be successful in recruiting and retaining new employees, or retaining existing employees.

We cannot provide assurance that our systems, procedures and controls or financial resources will be adequate, or that our management will keep pace with this growth particularly in light of the small number of employees of the Company, and the need to hire additional employees if anticipated growth occurs.  We cannot provide assurance that our management will be able to manage this growth effectively, which could have a material adverse effect on our financial condition or business.  As a result, the value of your investment could be significantly reduced or completely lost.

We face competition from numerous sources, many of which are better capitalized and have a longer operating history than us, which may make it more difficult to introduce our products into our target markets.
The power generation markets, renewable energy markets, power management markets and energy storage markets in which we compete are rapidly evolving and intensely competitive.  We face formidable competition from traditional and well-capitalized fossil-fueled generator manufacturers and distributors, as well as from other providers of renewable energy products, power management products and energy storage products.  Many of these competitors have longer operating histories, large customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we have.  They may be able to operate with a lower cost structure, and may be able to adopt aggressive pricing policies that make it difficult for us to penetrate our target markets.  Competitors in the traditionally powered generator markets, including fossil-fueled generators, power management products and renewable energy markets also may be able to devote far greater resources to technology development and marketing than we can.

Because the power management industry and renewable energy industry may be deemed attractive to many companies to enter, some of which may not currently be doing business in such industries, we could face significant additional competition whether or not we successfully execute some or all of our business plan.  These competitors could, among other things, have significantly more revenues, cash flows and profits than us, be significantly better financed, have a significantly better and longer operating history than us, have a better brand name than us, have significantly better relationships with potential customers and strategic parties, and have significantly better access to government funding and incentives.

Competition in the solar PV market is intense.  We are a reseller of solar PV, and therefore largely compete on price and service as our product offerings in solar PV market are not unique.  We do not have the financial resources, expertise, customer base, or industry reputation of many of our competitors in the solar PV market, and therefore may not be able to effectively compete in the solar PV market.

Any or all of these factors that we face may have a material adverse effect on our ability to compete and to generate revenues, which would have a material adverse effect on our financial condition.  As a result, the value of your investment could be significantly reduced or completely lost.

We may not be successful in developing and sustaining the alliances necessary to successfully sell and install our products in our target markets.
Our business plan contemplates that we establish and sustain relationships with third-parties for the marketing, sale and installation of our products.  We have begun establishing relationships to market, sell and install our products, but there can be no assurance that we will be successful in developing or sustaining the necessary relationships, or that these relationships will prove to be successful in selling our products.  If we are not successful in securing or sustaining these critical alliances on reasonable terms, or at all, we may not generate sufficient revenue to conduct our operations or become profitable, which would have a material adverse effect on our financial condition.  As a result, the value of your investment could be significantly reduced or completely lost.

If we are unable to adopt or incorporate technological advances into our products, our proposed business could become less competitive, uncompetitive or obsolete and we may not be able to effectively compete with competitors’ products.
We expect that technological advances in the processes and procedures for harnessing solar energy, storing energy and managing power will continue to occur.  As a result, there are risks that products that compete with our products could be improved or developed.  We believe that processes for storing and managing energy and for reducing peak rate demand charges for large electricity users are continually under development by third parties, including competitors and potential competitors. If we are unable to adopt or incorporate technological advances, our energy management and storage systems could be less efficient or cost-effective than methods developed and sold by our competitors, which could cause our products to become less competitive, uncompetitive or obsolete, which would have a material adverse effect on our financial condition.  As a result, the value of your investment could be significantly reduced or completely lost.

If we fail to protect our intellectual property, our business could be adversely affected.
Our viability will depend, in part, on our ability to develop and maintain the proprietary aspects of our technology to distinguish our products and services from our competitors’ products and services. To protect our proprietary technology, we rely primarily on a combination of confidentiality procedures, trade secrets and patent laws.

We have two patents pending in the United States and one patent pending in Europe for the technology on which our Power on Demand system is based.  No assurance can be given that any of these patents will be issued and, if issued, will afford meaningful protection against a competitor.  Patent applications filed in foreign countries are subject to laws, rules, regulations and procedures that differ from those of the United States, and thus there can be no assurance that foreign patent applications related to United States patents will issue.  Even if these foreign patent applications issue, some foreign countries provide significantly less patent protection than the United States.  The status of patents involves complex legal and factual questions and the breadth of claims issued is uncertain.  Accordingly, there can be no assurance that any patents that may be issued to us in the future will afford protection against competitors with similar technology.  No assurance can be given that patents issued to us will not be infringed upon or designed around by others or that others will not obtain patents that we would need to license or design around.  In addition, filing and maintaining patent rights domestically and abroad is expensive, and we may not have sufficient financial resources to file or maintain certain of our patent rights.

We also rely on proprietary information, trade secrets and know-how to develop, maintain, and strengthen our competitive positions. While we take steps to protect our proprietary rights to the extent possible, there can be no assurance that third parties will not know, discover or develop independently equivalent proprietary information or techniques, that they will not gain access to our trade secrets or disclose our trade secrets to the public. Therefore, we cannot guarantee that we can maintain and protect unpatented proprietary information and trade secrets.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or obtain and use information that we regard as proprietary and/or protected by patent.  Unauthorized use of our proprietary technology could harm our business.  Litigation to protect our intellectual property rights can be costly and time-consuming to prosecute, and there can be no assurance that we will have the financial or other resources to enforce our rights or be able to enforce our rights or prevent other parties from developing similar technology or designing around our intellectual property.

Although we believe that our technology does not and will not infringe upon the patents or violate the proprietary rights of others, it is possible such infringement or violation has occurred or may occur which could have a material adverse effect on our business.
We believe that our business will be heavily reliant upon patented and patentable technology for our Power on Demand system and related intellectual property.  We are not aware of any infringement by us on any other company’s intellectual property rights.  However, see “Legal Proceedings” below.  In the event that products we sell are deemed to infringe upon the patents or proprietary rights of others, we could be required to modify our products or obtain a license for the manufacture and/or sale of such products or cease selling such products. In such event, there can be no assurance that we would be able to do so in a timely manner, upon acceptable terms and conditions, or at all, and the failure to do any of the foregoing could have a material adverse effect upon our business.

There can be no assurance that we will have the financial or other resources necessary to enforce or defend a patent infringement or proprietary rights violation action.  If our products or proposed products are deemed to infringe or likely to infringe upon the patents or proprietary rights of others, we could be subject to injunctive relief and, under certain circumstances, become liable for damages, which could also have a material adverse effect on our business and our financial condition.  As a result, the value of your investment could be significantly reduced or completely lost.

The expiration, cancellation or reduction of federal tax benefits and state benefits, particularly New York’s benefits, for renewable energy generation would adversely affect our development, particularly with respect to our solar PV systems.
The financial incentives that are available to purchasers of our solar PV systems and other renewable energy products and systems are crucial in our development and growth and are an important factor in the decision-making process of our customers and our potential customers in terms of whether they will purchase our products.  A number of states, including New York, have reduced their incentive levels on a per-project basis.  There is a Federal Investment Tax Credit of 30% for the purchase and installation of qualifying solar PV systems.  This Federal credit is currently scheduled to expire on December 31, 2016. These credits can help make solar PV systems more attractive as an alternative to other power generation products.

The financial incentives available for certain power management systems installed in New York, particularly in the New York City area, recently were revised to, in certain instances, increase the financial incentives directly or indirectly provided to the customer of such systems.  These new financial incentives may benefit our competitors’ products more than they benefit our products, if they benefit our products at all.  As a result, our products may become less competitive and/or less cost-effective when compared to our competitors’ products, thereby potentially decreasing our sales and/or sales opportunities.

If these incentives or similar incentives in one or more states, particularly New York, or the federal government are repealed, reduced or not renewed, demand for our products and future development efforts would be adversely affected.  Furthermore, the recent economic crisis, growing public concern over the high levels of government deficits or shift in the balance of political power could make the repeal, reduction, or non-renewal of these incentives by certain states, including New York, or the federal government more likely.  If federal or state incentives, particularly New York’s, applicable to renewable energy products are cancelled, reduced, or expire, our business and revenue may be materially adversely affected.  As a result, the value of your investment could be significantly reduced or completely lost.

Deteriorative changes in the renewable energy industry market would adversely affect our development, particularly with respect to sales of our solar PV systems.
Several factors have benefited the renewable energy markets, including the solar and power management markets.  These factors include, policy support from the state and federal legislatures, rising and volatile prices of conventional electricity, an increase of peak demand pricing for many commercial customers, consumer education, and an increased public concern for environmental issues which favor continued development and the desire of energy independence in part as a result of national security issues.  There can be no assurance that any or all of these conditions will continue to exist throughout our development and continued operation.  As a result, it is possible that these conditions could deteriorate or worsen in a manner that would adversely affect demand for our products, particularly our solar PV systems, and future development efforts, which would adversely affect our financial condition and business.  As a result, the value of your investment could be significantly reduced or completely lost.

We rely on independent manufacturers and suppliers to manufacture some or all of our products, which could delay our progress and cause delay and damage customer relationships.
We use third-party manufacturers and suppliers to supply components to our products, which we then assemble and install.  We currently have no large scale manufacturing capabilities, and do not intend to manufacture our products in the future.  If we are unable to maintain satisfactory arrangements for the manufacture of components of our products by third parties, our business could be adversely affected.  Furthermore, once we enter into such relationships, we may not have long-term written agreements with any third-party manufacturers or suppliers. At this time we have no such long-term written agreements.  As a result, any of these manufacturers or suppliers could unilaterally terminate their relationships with us at any time, which could adversely affect our ability to produce our products.  Establishing relationships with new manufacturers would require a significant amount of time and would cause us to incur delays and additional expenses, which would also adversely affect our business and results of operations.

In order to preserve our cash and financial resources, we have attempted to negotiate improved payment terms and price reductions with many of our suppliers.  However, certain of our suppliers have not agreed to our proposed revised terms, which may result in such suppliers no longer doing business with us, which may adversely affect our ability to produce our products in a timely basis, on a cost-effective basis or at all.

In addition, a manufacturer’s failure to ship products to us in a timely manner or to meet the required quality standards could cause us to miss the delivery and installation requirements for customers for those items. This, in turn, may cause customers to cancel orders, refuse to accept deliveries or demand reduced prices, and could result in a negative customer satisfaction that could negatively impact our future sales. Any of these above-described scenarios could adversely affect our business and results of operations.  As a result, the value of your investment could be significantly reduced or completely lost.

Price increases in some of the key components in our products and systems, including, without limitation, inverters and batteries, could materially and adversely affect our operating results and cash flows.
The prices of some of the key components of our products and systems, including, without limitation, inverters and batteries, are subject to fluctuation due to market forces beyond our control. If we incur price increases from our suppliers for key components used in our products and systems or from our contractors, we may not be able to pass all of those price increases on to our customers in the form of higher sales prices, which would adversely affect our operating results and cash flows.  Such price increases could occur from time to time due to, among other reasons, spot shortages of commodities or labor, longer-term shortages due to market forces beyond our control or exchange rate fluctuations. An increase in our operating costs due to price increases from these components causing a reduction in our margins could materially and adversely affect our consolidated results of operations and cash flows.  As a result, the value of your investment could be significantly reduced or completely lost.

We are subject to certain safety risks, including the risk of fire, inherent in the use of batteries.
Due to the high energy inherent in batteries that are included in our Power on Demand systems and certain of our other products, our batteries can pose certain safety risks, including the risk of fire.  We incorporate procedures that are intended to minimize safety risks, but we cannot assure that accidents will not occur.  Although we currently carry insurance policies which cover loss of the plant and machinery, leasehold improvements, inventory and business interruption, any accident, whether at our facilities or from the use of the products by us or others, may result in significant production delays or claims for damages resulting from injuries, property damage, lost profits or other damages.  In addition, any such accident could materially adversely affect our ability to sell our products due to, among other things, damage to our reputation and the reputation of our products, particularly since we are a company with limited sales history.  While we maintain what we believe to be sufficient casualty liability coverage to protect against such occurrences, these types of accidents or losses could have a material adverse effect on our business, financial condition and results of operation.  As a result, the value of your investment could be significantly reduced or completely lost.

We provide a warranty for our products, which may result in us providing significant customer support, maintenance and repairs at significant cost to us without corresponding revenue, which could have a materially negative impact on our financial condition and results of operations.
We offer a standard warranty for our products and the components of certain of our products, and offer certain customers an extended warranty for an additional fee.  We maintain a reserve on our financial statements for warranty claims, which is evaluated on a quarterly basis.  The factors that affect our warranty reserve are the projected cost of repair and/or product replacement, component life cycles, and limited historical data.  As a result of lower than expected wind turbine performance, many customers have elected to replace their wind turbine with a similarly sized solar PV array.  We have taken this into consideration when evaluating the warranty reserves, and have included the cost of replacement as part of the warranty expense. There can be no assurance that future warranty claims will be consistent with our past history and in the event that we experience a significant increase in warranty claims, there can be no assurance that our reserves would be sufficient.  Because our Power on Demand systems have a limited or no history of operating at customer facilities or otherwise, the ability to accurately project the cost of repair and/or product replacement of these products, and therefore makes estimating the cost of warranties difficult.

If some or all of our products require repairs or maintenance, we may be required to spend significant time, money, and other resources repairing or maintaining our products at significant cost to us without generating any additional revenue for us.   In the future, we plan to offer service contracts to certain customers, which would include a service and/or maintenance fee payable to us.  However, there can be no assurance that the revenue generated by these service contracts will be sufficient to cover the costs expended by us as required by such contracts.  Servicing our maintenance and warranty obligations could result in significant funds and resources being expended by us, which could have a materially negative effect on our financial condition, results of operations and your investment.  As a result, the value of your investment could be significantly reduced or completely lost.

Utility companies or governmental entities could place barriers to our entry into the marketplace that could adversely affect our business.
Utility companies or governmental entities could place barriers on the installation of our products, including, without limitation, the interconnection of our Power on Demand systems with the electric grid.  Further, they could charge additional fees to our customers for installing systems that we sell.  These types of restrictions, fees or charges could impair our ability to sell our systems, or the ability of our customers to effectively use our systems, or they could increase the costs of operating our systems.  This could make our systems less desirable to potential customers, which could materially and adversely affect our business, financial condition and operating results. As a result, the value of your investment could be significantly reduced or completely lost.

CAUTIONARY STATEMENT
CONCERNING FORWARD-LOOKING INFORMATION

In addition to the other information contained in this report, investors should carefully consider the risk factors disclosed in this report in evaluating an investment in our common stock. All statements contained in this report, other than statements of historical facts, that address future activities, events or developments are “forward-looking statements.”

These forward-looking statements include, but are not limited to, statements relating to our anticipated financial performance, business prospects, new developments, new merchandising strategies and similar matters, and/or statements preceded by, followed by or that include the words “believes,” “could,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “projects,” “seeks,” or similar expressions.  We have based these forward-looking statements on certain assumptions and analyses made by us in light of our experience and on our assessment of historical trends, current conditions, expectations, and projections about expected future developments and events, as well as on other factors we believe are appropriate under the circumstances and other information currently available to us.  These forward-looking statements are subject to risks, uncertainties and assumptions, including those described under the heading “Risk Factors,” that may affect the operations, performance, development and results of our business.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date hereof.

Although we believe that the expectations reflected in the forward-looking statements contained herein and in such incorporated documents are reasonable, there can be no assurance that such expectations or any of the forward-looking statements will prove to be correct, and actual results could differ materially from those projected or assumed in the forward-looking statements.  Our future financial condition and results of operations, as well as any forward-looking statements, are subject to inherent risks and uncertainties, including but not limited to the risk factors set forth above and for the reasons described elsewhere in this report.   Forward-looking statements and reasons why results may differ included in this report are made as of the date hereof, and we assume no obligation to update any such forward-looking statement or reason why actual results might differ.  All of the forward-looking statements made in this report are qualified by these cautionary statements.

USE OF PROCEEDS

All of the shares sold in this offering will be sold by certain holders of our Series A Preferred Stock that is convertible into common stock or of warrants to purchase shares of our common stock.  Except for the potential payment of the exercise price of the warrants, we will not receive any proceeds from the sale of the shares offered in this prospectus.

The selling shareholders currently hold warrants to purchase a total of 11,250,000 shares of our common stock at an exercise price equal to $0.25 per share. In the event the selling shareholders exercise all of these warrants, we would receive proceeds of $2,812,500, subject to the selling shareholders electing to use a cashless exercise provision which would reduce or eliminate proceeds being received by us.  We may not receive any significant proceeds from exercise of the warrants in the near future or at all.  We intend to use any proceeds that we receive from the exercise of warrants for working capital and general corporate purposes.

SELLING SHAREHOLDERS

Selling Shareholders Table

We have filed a registration statement with the Securities and Exchange Commission, of which this prospectus forms a part, with respect to the resale of shares of our common stock covered by this prospectus from time to time under Rule 415 of the Securities Act.  The shares offered for resale under this prospectus are being registered for resale by selling shareholders of Arista Power, Inc. who may acquire such shares in the future upon the conversion of Series A Preferred Stock or upon the exercise of warrants, or the transferees of such selling shareholders.  Such persons may resell from time to time all, a portion, or none of such shares.  In addition, the selling shareholders may sell, transfer or otherwise dispose of a portion of our common stock being offered under this prospectus in transactions exempt from the registration requirements of the Securities Act.  See “Plan of Distribution” on page 20.

On March 31, 2014, we sold, pursuant to a Securities Purchase Agreement, an aggregate of 1,500 shares of our Series A Convertible Preferred Stock, with a stated value of $1,500,000, that are convertible into shares of our common stock at a conversion price of $0.20 in stated value per share (7,500,000 shares of common stock), and five-year warrants, which vested in full upon issuance, to purchase up to 11,250,000 additional shares of common stock at a purchase price of $0.25 per share to eight institutional investors.  We received a total of $1,400,000 in net proceeds from the sale.  Each share of Series A Convertible Preferred Stock is entitled to cash interest payments of 9% of the stated value per year, payable quarterly.  The Series A Convertible Preferred Stock is voluntarily and mandatorily convertible into shares of common stock pursuant to the provisions of the Securities Purchase Agreement, with any shares of Series A Convertible Preferred Stock outstanding on March 31, 2017 automatically converting into common stock.  The investors received rights of first refusal and rights of participation in future financings of us until March 31, 2015.  In addition, the investors received most favored nation protections on the terms and conditions of the warrants and Series A Convertible Preferred Stock so long as such securities remain outstanding.  Additionally, until September 30, 2015, each investor has the right to invest the amount invested by such investor in the above-referenced transaction in preferred stock and warrants on substantially similar terms.

The warrants and the Series A Convertible Preferred Stock have customary anti-dilution protections and registration rights including a “full ratchet” anti-dilution adjustment provision, meaning that, if we sell or issue shares of common stock or securities that are convertible in to common stock at a price (the “Base Price”) lower than the per share conversion price of the Series A Convertible Preferred Stock under the Securities Purchase Agreement ($0.20 per share), the Company will be required to reduce the conversion price to such lower price per share thereby increasing, for no additional consideration, the number of shares of  common stock (the “Additional Shares”), into which such Investor may convert its shares of Series A Convertible Preferred Stock.  Should the Company, at any time while the Warrants are outstanding, sell or grant any option to purchase or sell or grant any right to re-price, or otherwise dispose of or issue any common stock or common stock equivalents entitling any party to acquire shares of the Company’s common stock at a per share price less than the than the then exercise price of the Warrants, the exercise price of the Warrants shall be reduced to equal that of the lower price.  The Securities Purchase Agreement, Certificate of Amendment of the Arista Power, Inc. Certificate of Incorporation, which contains the Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock, and Form of Warrant are referenced as Exhibit 10.41, Exhibit 3.2 and Exhibit 10.42, respectively, to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on April 30, 2014.

The following list (or footnotes thereto) provides:

•	the names of the selling shareholders;

•	the affiliation or material relationship we have, if any, with each selling shareholder;

•	the amount of shares of common stock beneficially owned by each selling shareholder before this offering to the best of our knowledge;

•	the number of outstanding shares of common stock being offered for each selling shareholder’s account;

•	the number of outstanding shares of common stock underlying warrants being offered for each selling shareholder’s account; and

•	the exercise price and expiration date of warrants held by each selling shareholder.

Beneficial ownership includes shares owned and shares that the shareholder has the right to acquire within 60 days. Except as may be noted in a footnote below, all of the shares listed as underlying warrants are immediately acquirable and thus are beneficially owned by the selling shareholder holding the respective shares of Series A Convertible Preferred Stock and warrants.  However, we have no control over when, if ever, a selling shareholder may exercise the option to exercise warrants held by such selling shareholder.  The number of shares of common stock that may be actually sold by each selling shareholder will be determined by such selling shareholder. Because certain selling shareholder may purchase all, some or none of the shares of common stock which can be purchased under their respective warrants and each selling shareholder may sell all, some or none of the shares of common stock which each holds, and because the offering contemplated by this prospectus is not currently being underwritten, no estimate can be given as to the number of shares of common stock that will be held by the selling shareholders upon termination of the offering. The information set forth in the following table regarding the beneficial ownership after resale of the shares is based on the basis that each selling shareholder will sell all of the shares of common stock owned by that selling shareholder and covered by this prospectus.

Name of Selling Shareholder	Shares Beneficially Owned Before Offering (1)	Shares Currently Outstanding and Being Registered in Offering	Shares Issuable Upon Conversion of Preferred Being Registered in Offering	Warrant Shares Being Registered in Offering	Total Shares Being Registered in Offering (2)	Shares Beneficially Owned After Offering	Percentage of Class Owned After Offering (3)
Ellis International Ltd. (4)(5)	1,937,500	0	775,000	1,162,500	1,937,500	0	0
Point Capital, Inc.(5)(6)	1,250,000	0	500,000	750,000	1,250,000	0
Hewlett Fund LP (5)(7)	995,000(8)	0	250,000	375,000	625,000	0	0
Momona Capital (5)(9)	750,000	0	300,000	450,000	750,000	0	0
Alpha Capital Anstalt (5)(10)	10,000,000	0	4,000,000	6,000,000	10,000,000	0	0
Brio Capital Master Fund Ltd. (5)(11)	2,500,000	0	1,000,000	1,500,000	2,500,000	0	0
Lane Ventures (5)(12)	437,500	0	175,000	262,500	437,500	0	0
Zeiger Tower LLC (5)(13)	1,250,000	0	500,000	750,000	1,250,000	0	0

(1)
Figures include the shares of common stock receivable upon conversion of Series A Convertible Preferred Stock and shares underlying warrants being registered in the registration statement of which this prospectus forms a part.

(2)
The number of shares that may be resold by the selling shareholder assumes the sale of all shares of common stock and shares underlying warrants.  The registration statement of which this Prospectus forms a part includes additional shares pursuant to Rule 416 which may be required to be issued pursuant to the anti-dilution provisions of the warrants for stock splits, stock dividends and similar corporate transactions.

(3)	Percentage is based on 19,938,694 shares of common stock outstanding as of April 21, 2014.

(4)	The selling shareholder is controlled by Mendy Scheen who has the power and control to vote and sell the securities.

(5)
The selling shareholder purchased securities in the Company’s private placement offering on March 31, 2014.  In the placement, the Company raised net proceeds of $1,400,000 and sold 1,500 shares of Series A Convertible Preferred Stock convertible into 7,500,000 shares of common stock and warrants to purchase 11.250,000 shares of common stock.  The warrants are exercisable at $0.25 per share, the number of shares issuable upon exercise is subject to adjustment under certain events and are exercisable for a period of five years from issuance, i.e., until March 31, 2019. The warrants contain a cashless exercise provision, which would reduce or eliminate proceeds being received by us if such provision is exercised by the selling shareholder.

(6)	The selling shareholder is controlled by Richard Brand and Eric Weisblum who have the power and control to vote and sell the securities.

(7)	The selling shareholder is controlled by Martin Chopp who has the power and control to vote and sell the securities.

(8)
Consists of 250,000 shares of common stock, warrants to purchase 495,000 shares of common stock and shares of preferred stock convertible into 250,000 shares of common stock.  120,000 of such warrants have an exercise price of $0.25 and an expiration date of July 31, 2018, and 350,000 of such warrants have an exercise price of $0.25 and an expiration date of March 31, 2019.

(9)	The selling shareholder is controlled by Arie Rabinowitz who has the power and control to vote and sell the securities.

(10)	The selling shareholder is controlled by Konrad Ackerman who has the power and control to vote and sell the securities.

(11)	The selling shareholder is controlled by Shaye Hirsch who has the power and control to vote and sell the securities.

(12)	The selling shareholder is controlled by Joseph Hammer who has the power and control to vote and sell the securities.

(13)	The selling shareholder is controlled by Samuel Reinhold who has the power and control to vote and sell the securities.

PLAN OF DISTRIBUTION

Each selling shareholder and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their securities covered hereby on the OTC Bulletin Board, OTCQB or any other stock exchange, market or trading facility on which the securities are traded or in private transactions.  These sales may be at fixed or negotiated prices.  A selling shareholder may use any one or more of the following methods when selling securities:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	in transactions through broker-dealers that agree with the selling shareholders to sell a specified number of such securities at a stipulated price per security;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

The selling shareholders may also sell securities under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling shareholders may arrange for other brokers-dealers to participate in sales.  Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with FINRA IM-2440.

In connection with the sale of the securities or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume.  The selling shareholders may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities.  The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling shareholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales.  In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.  Each selling shareholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the securities.  The Company has agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because selling shareholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder.  In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. The selling shareholders have advised us that there is no underwriter or coordinating broker acting in connection with the proposed sale of the resale securities by the selling shareholders.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the securities may be resold by the selling shareholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for the Company to be in compliance with the current public information under Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the securities have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect.  The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution.  In addition, the selling shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of securities of the common stock by the selling shareholders or any other person.  We will make copies of this prospectus available to the selling shareholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

DESCRIPTION OF SECURITIES

Common Stock

As of April 24, 2014, we had 19,938,694 shares of common stock issued and outstanding.  The holders of common stock are entitled to one vote per share on each matter submitted to a vote at any meeting of shareholders. Holders of common stock do not have cumulative voting rights, and therefore, a majority of the outstanding shares voting at a meeting of shareholders is able to elect the entire board of directors, and if they do so, minority shareholders would not be able to elect any members to the board of directors. Our bylaws provide that a majority of our issued and outstanding shares constitutes a quorum for shareholders’ meetings, except with respect to certain matters for which a greater percentage quorum is required by statute.

Our shareholders have no preemptive rights to acquire additional shares of common stock or other securities. Our common stock is not subject to redemption and carries no subscription or conversion rights. In the event of our liquidation, the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities and the payment of any liquidation preferences.

Holders of common stock are entitled to receive such dividends as the board of directors may from time to time declare out of funds legally available for the payment of dividends. We seek growth and expansion of our business through the reinvestment of profits, if any, and do not anticipate that we will pay dividends on the common stock in the foreseeable future.

As of the date of this filing, we have 27,900,184 shares of common stock reserved for issuance on exercise of outstanding options and warrants, which includes: (1) 11,250,000 shares underlying the warrants held by the selling shareholders under this prospectus; (2) 7,500,000 shares issuable upon conversion of Series A Convertible Preferred Stock held by the selling shareholders under this prospectus; (3) 7,683,267 shares underlying warrants not included in this prospectus; (4)  1,005,608 shares underlying outstanding options issued under our 2008 Equity Incentive Plan, as amended and restated; and (5) 425,000 shares underlying outstanding options not issued under our 2008 Equity Incentive Plan.  We also have an additional 36,309 shares of common stock remaining available for future awards under our 2008 Equity Incentive Plan.

The board of directors has authority to authorize the offer and sale of additional securities without the vote of or notice to existing shareholders, and it is likely that additional securities will be issued to provide future financing. The issuance of additional securities could dilute the percentage interest and per share book value of existing shareholders.

Warrants

The warrants whose underlying shares of common stock are being registered in this registration statement are exercisable at $0.25 per share, the number of shares issuable upon exercise is subject to adjustment under certain events and are exercisable for a period of five years from issuance, i.e., until March 31, 2019.  For a more detailed description of the warrants whose underlying shares of common stock are being registered, please see the “Selling Shareholders” section above.

Preferred Stock

Under our Certificate of Incorporation, our board of directors is authorized, without shareholder action, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the number of shares and rights, preferences, and limitations of each series. Among the specific matters that may be determined by the board of directors are the dividend rate, the redemption price, if any, conversion rights, if any, the amount payable in the event of our voluntary liquidation or dissolution, and voting rights, if any. If we offer preferred stock, the specific designations and rights will be described in an amended Certificate of Incorporation.

On March 27, 2014, we filed a Certificate of Amendment to our Certificate of Incorporation designating the preferences, rights and limitations of our Series A Convertible Preferred Stock.  On March 31, 2014, we issued 1,500 shares of our Series A Convertible Preferred Stock to the selling shareholders.  Reference is made to the Certificate of Amendment of the Arista Power, Inc. Certificate of Incorporation, which contains the Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock, referenced as Exhibit 3.2 on the Registration Statement filed with the Securities and Exchange Commission on Form S-1 on April 30, 2014.

Anti-Takeover Effects of Certain Provisions

Certain provisions of the New York Business Corporation Law, our Certificate of Incorporation, and our Amended and Restated By-Laws, may have the effect of delaying, deferring or discouraging another party from acquiring control of us.

New York Law

We are subject to Section 912 of the New York Business Corporation Law, which regulates, subject to some exceptions, acquisitions of New York corporations. In general, Section 912 prohibits us from engaging in a “business combination” with an “interested shareholder” for a period of five years following the date the person becomes an interested shareholder, unless:

•	our Board of Directors approved the business combination or the transaction in which the person became an interested shareholder prior to the date the person attained this status;

•
the holders of a majority of our outstanding voting stock not beneficially owned by such interested shareholder approved such business combination at a meeting called for such purpose no earlier than five years after such interested shareholder attained his status; or

•	the business combination meets certain valuation requirements.

Section 912 defines a “business combination” to include, among others:

•	any merger or consolidation involving us and the interested shareholder;

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition to the interested shareholder of 10% or more of our assets;

•	the issuance or transfer by us of 5% or more of our outstanding stock to the interested shareholder, subject to certain exceptions;

•	the adoption of any plan or proposal for our liquidation or dissolution pursuant to any agreement with the interested shareholder;

•	any transaction involving us that has the effect of increasing the proportionate share of our stock owned by the interested shareholder; and

•	the receipt by the interested shareholder of the benefit of any loans, advances, guarantees, pledges, or other financial benefits provided by or through us.

In general, Section 912 defines an “interested shareholder” as any shareholder who beneficially owns, directly or indirectly, 20% or more of the outstanding voting stock of a corporation or who is an affiliate or associate of such corporation and at any time within the five-year period prior to the time of determination of interested shareholder status did own 20% or more of the then outstanding voting stock of the corporation.

Classified Board of Directors

Our Restated Certificate of Incorporation divides our board of directors into three classes. Therefore, directors elected at each annual meeting to replace those whose terms expire at such annual meeting are elected to three-year terms.  Our Restated Certificate of Incorporation and By-Laws provide that directors may be removed only for cause and only by the affirmative vote of in excess of 66 2/3% of the issued and outstanding shares of our common stock.

Amendments to Certificate of Incorporation

Our certificate of incorporation requires that any proposed amendment to the provisions of our certificate of incorporation relating to the de-classification of directors, the removal of directors for cause, or the exculpation of directors for liability to the Corporation or the shareholders, be approved by an affirmative vote of in excess of 66 2/3% of the issued and outstanding shares of Common Stock entitled to vote thereon at the time of any such proposed amendment.

Amendments to By-Laws

Our By-Laws, as amended, require the affirmative vote of in excess of 66 2/3% of the issued and outstanding shares entitled to vote thereon or the affirmative vote of a majority of the Board of Directors to amend or repeal By-Laws governing the manner of conducting shareholder meetings, advance notice procedures to be followed by shareholders who desire to bring business before any annual meeting, advance notice procedures for nominating candidates for election to our Board of Directors, and procedures for increasing or decreasing the number of directors, filling vacancies on the Board of Directors, and removing directors.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements, and other information with the Securities and Exchange Commission (the “SEC”).  You may read and copy any reports, statements, or other information on file at the SEC’s public reference room in Washington, D.C.  You can request copies of those documents, upon payment of a duplicating fee, by writing to the SEC.  Additionally, all of our securities filings filed with the SEC are available under the “Investor Relations” tab on our company website at www.aristapower.com.

We have filed a Registration Statement on Form S-1 with the SEC on April 30, 2014.  This prospectus, which forms a part of the Registration Statement, does not contain all of the information included in the Registration Statement. Certain information is omitted, and you should refer to the Registration Statement and its exhibits.  With respect to references made in this prospectus to any contract or other document of ours, such references are not necessarily complete, and you should refer to the exhibits attached to the Registration Statement for copies of the actual contract or document. You may review a copy of the Registration Statement at the SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549.  Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms.  Our Securities and Exchange Commission filings and the Registration Statement can also be reviewed by accessing the SEC’s Web site at www.sec.gov.

LEGAL MATTERS

The validity of the common stock that is being offered pursuant to this prospectus will be passed upon by Schwell Wimpfheimer & Associates LLP, outside counsel to the Company.

INTERESTS OF NAMED EXPERTS AND COUNSEL

The legality of the issuance of shares offered hereby will be passed upon by Schwell Wimpfheimer and Associates, LLP, outside counsel to the Company, located in New York, New York.  Dov Schwell, managing partner of Schwell Wimpfheimer and Associates, LLP, is the Chairman of the Board of the Company and currently owns options to purchase 112,500 shares of common stock of the Company.  Three of Mr. Schwell’s minor children who live at his residence collectively own 300 shares of common stock of the Company.  Schwell Wimpfheimer and Associates, LLP owns 440,000 shares of common stock of the Company.

Business

Company Overview

We are a developer, supplier and integrator of custom-designed power management systems, and a supplier, designer and installer of solar energy systems.  Our patent-pending Power on Demand system utilizes inputs from multiple energy sources including solar, wind, fuel cells, generators, and the grid, in conjunction with a custom-designed battery storage system and a proprietary smart monitoring technology that releases energy at optimal times to reduce electricity costs for large energy users.  We also design, sell and install residential and commercial solar PV systems.

We were incorporated in New York on March 30, 2001, under the name Future Energy Solutions, Inc.  In November 2008, we changed our name to WindTamer Corporation, and, in May 2011, we changed our name to Arista Power, Inc.  The decision to change our name to Arista Power, Inc. reflected the fact that we broadened our suite of product offerings and developed a wide range of power management solutions that we can provide to our customers. Our corporate headquarters is located at 1999 Mt. Read Boulevard, Rochester, New York 14615, and our telephone number at those offices is (585) 243-4040.  Our website address is www.aristapower.com.  Our common stock is listed and traded on the OTCQB under the symbol “ASPW.”

History

Our company was originally formed to develop and sell a wind turbine.  The WindTamer® wind turbine was invented in 2002, and in 2003 a patent was issued for the WindTamer® turbine technology.   In the fourth quarter of 2009, we began selling our turbines.  In 2010 and 2011, we continued selling and installing our wind turbines in a variety of grid-tied and off-grid applications.  In 2012, we focused on product development, as well as sales and marketing for our Power on Demand system and our Mobile Renewable Power Station, instead of our WindTamer turbines.

In the summer of 2009, we began to develop our Mobile Renewable Power Station, which integrated solar PV, wind turbines, fuel cells and/or generators with an integrated onboard storage device for military and other applications.  In 2010, we continued the development of our Mobile Renewable Power Station, and in the first half of 2010, we sold and delivered our first Mobile Renewable Power Station for testing and use by the U.S. Army.  This led to the award of two U.S. Army contracts, totaling $1.8 million to be the prime contractor to complete Phase One and Phase Two activities for the development of a new intelligent, scalable micro-grid.

During 2010, we also developed our Power on Demand system, which utilizes inputs from multiple energy sources including solar, wind, fuel cells, generators, and the grid, in conjunction with a custom-designed battery storage system and a proprietary smart monitoring technology, to release energy at optimal times to reduce peak power demand, thereby lowering electricity costs.  The first Power on Demand system was commissioned in the first quarter of 2011.

Late in the fourth quarter of 2010, we began selling solar PV as free-standing systems, and installed our first solar PV systems in the first quarter of 2011.   During 2012 and 2013, we marketed our solar products via community solar purchasing programs in several regions of upstate New York. We plan to leverage sales in 2014 from our existing customer and contact base, and expect to continue to enroll additional selected regions to market this type of program in 2014 and 2015.

During 2013, we continued our product development, with most of such efforts directed at our Power on Demand system.   We expect to continue further development on our products, including our Power on Demand system and intelligent micro-grids, in 2014 and beyond. During 2013, we increased the number of solar PV systems that we sold to commercial customers, contributing to higher revenues from our sales of solar PV systems.

Recent Developments

In January 2014, we signed a letter of cooperation with EaglePicher Technologies (“EPT”), in which we have agreed to jointly sell our Power on Demand system in New York City.  Additionally, we have agreed to target utilizing EPT’s PowerPyramid™ in three of our Power on Demand installations in 2014, and have agreed to collaborate on engineering support services, development activities and the seeking of funding from organizations such as the Army, NREL, NYSERDA and NYBEST.

In March 2014, we raised $1.4 million in net proceeds from the private placement sale of convertible preferred stock to eight institutional investors.

Significant Events of 2013

In January and February of 2013, we partnered with Genesee County, Seneca County and the City of Hornell, for community solar purchasing programs offered to county/city residents and provided certain Company provided incentives to residents who participated.  These programs were similar to the Solarize Madison County program offered in 2012. We plan to leverage sales in 2014 from our existing customer and contact base, and expect to continue to enroll additional selected regions to market this type of program in 2015.

In May of 2013, we were awarded a contract to install a Power on Demand system at City Lights at Queens Landing, a 43-story 525-unit cooperative building in Long Island City, New York.

In July and August of 2013, we raised an aggregate of $1.245 million in a private placement of our common stock to accredited investors.

In September 2013, General Technical Services, Incorporated, a U.S. Army contractor, awarded us a contract totaling $625,000 to continue to develop and build on Phase One and Phase Two projects related to an Intelligent Scalable Micro-grid for the U.S. Army. The project will follow the completion of Phase Two, which was awarded in October 2012.

In November 2013, we partnered with EaglePicher Technologies by integrating the EaglePicher’s Power Pyramid™ system into the Power on Demand system to be installed at the City Lights building in Long Island City, New York.

In December 2013, we completed the installation of a 166kW solar system, our largest solar PV installation to date, at a commercial site in Western NY.

Our Industry and our Business Areas of Focus

The U.S. electricity industry is large and has grown significantly over the last six decades.  This increase in electricity usage has strained the electric power grid and has contributed to the increase in the price of electricity.  High electricity prices are particularly pronounced during peak power periods, when demand for electricity is at its highest.  The rising demand for energy, growing cost of energy, and increasing concerns about the environment have combined to cause many organizations, including utilities and their end customers, to focus on energy efficiency. In 2012, natural disasters in India and the Northeastern U.S. emphasized the limitations of grid structures. Extreme weather in the summer of 2013 led to higher than usual demand for electricity usage in the New York City area, while the colder than normal temperatures in the winter of 2014 significantly increased electric supply costs in much of the Northeast United States. These, and other factors, have increased demand in the marketplace for products and services that efficiently use energy.

Our Strategy

Our strategy is to develop, market, and sell energy efficient products that focus primarily on the management and distribution of energy, including renewable energy, and that provide attractive returns on investment for customers in the commercial, military, residential, and industrial space.  We intend to use our expertise in power distribution, power management, alternative and renewable energy, and energy storage to combine our proprietary patent-pending energy storage and management systems with solar PV systems, fuel cells, generators and/or the electric grid to become a market leader in the power distribution and renewable energy industries.  We believe that combining renewable energy with energy storage and management systems will enable us to offer customers a product with an attractive return on investment.  We believe that our products will be sold in the residential, commercial, government, military, industrial, and off-grid markets.

Our primary products are:

●	Our proprietary, patent-pending Power on Demand systems; and

●	Solar PV systems.

In addition, in 2012, we were awarded two U.S. Army contracts, totaling $1.8 million to be the prime contractor to complete Phase One and Phase Two activities for the development of a new intelligent micro-grid. In September 2013, we were awarded a single vendor contract for $625,000 to continue to build on the success of the Phase One and Phase Two contracts. We plan to complete the Phase Two portion of the award and commence work on the Phase Three award in early 2014.  We believe that the micro-grid that we are developing for the U.S. Army will become one of the products that we sell to commercial, military, and governmental customers.

We plan to become a leader in the power management and the renewable energy industries through, among other things, one or more of the following strategies:

●	Continuing the development of our products to improve their marketability, functionality, reliability, scalability, safety, and cost effectiveness;

●	Developing a domestic sales force organically, primarily through commissioned representatives and through strategic marketing and distribution alliances;

●	Establishing joint ventures, strategic alliances, licensing, and/or royalty agreements with third parties to augment our marketing efforts; and

●	Acquiring companies that are complementary to our business.

Our Business

We are a developer, supplier and integrator of custom-designed power management systems, and a supplier, designer and installer of solar energy systems. Our patent-pending Power on Demand system utilizes inputs from multiple energy sources including solar, wind, fuel cells, generators, and the grid, in conjunction with a custom-designed battery storage system and a proprietary smart monitoring technology that releases energy at optimal times to reduce electricity costs for large energy users.

Our primary products are:

●
Power on Demand system.  Our Power on Demand system is a proprietary, patent-pending energy storage and management system that lowers a customer’s peak electricity demand, thereby reducing the customer’s electricity costs.  The system utilizes energy inputs from multiple sources integrated with a custom-designed energy storage device to reduce grid demand and provide power when a customer’s power loads are high.  The energy can be generated from renewable sources such as solar and wind, and also from fuel cells, generators, and from the grid itself, depending on the available energy resources at a given site.

●	Solar PV systems. We design, supply and install solar PV panels either as a stand-alone system or integrated with our other products.

In addition, in 2012, we were awarded two U.S. Army contracts totaling $1.8 million to be the prime contractor to complete Phase One and Phase Two activities for the development of a new intelligent micro-grid.  In September 2013, we were awarded a single vendor contract for $625,000 to continue to build on the successes of the Phase One and Phase Two development programs.  We believe that the micro-grid that we are developing for the U.S. Army will become one of the products that we will sell to commercial, military, and governmental customers. Based upon customer requirements, we have the capacity to mobilize a micro-grid.

In 2013, we had revenues of $2,195,000 and an operating loss of $3,426,000, as compared with revenues of $1,999,000 and an operating loss of $3,463,000 in 2012.  Of the $3,426,000 and $3,463,000 operating losses in 2013 and 2012, $1,764,000 and $1,371,000, respectively, were attributable to non-cash expenses, primarily related to charges incurred in connection with the issuance of warrants and stock options, the amortization of debt discount, and establishment of a loss contract reserve, impairment of assets, depreciation and amortization.

From 2002 until the fourth quarter of 2009, we focused primarily on the research and development of our technology and production and testing of WindTamer® turbine prototypes.  In the fourth quarter of 2009, we began selling our turbines.

In the summer of 2009, we began to develop our Mobile Renewable Power Station, which can integrate solar PV, wind turbines, fuel cells, and/or generators with an integrated onboard storage device for military and other applications.  In 2010, we continued the development of our Mobile Renewable Power Station, and in 2010, we sold and delivered a Mobile Renewable Power Station to the U.S. Army Research, Development and Engineering Command’s Aberdeen Proving Grounds in Maryland for use and testing. This led to the award of two U.S Army contracts to be the prime contractor to complete Phase One and Phase Two activities for the development of a new intelligent micro-grid.   While we believe that the Mobile Renewable Power Station has significant applications for military, commercial and other federal agency factors, we will evaluate customer requirements for a custom designed system on a case by case basis.

Leveraging our development of the Mobile Renewable Power Station in 2009-2010, we adapted this technology to develop our Power on Demand system, which reduces the peak demand fees charged by utility companies to commercial customers.  In effect, the Mobile Renewable Power Station may be viewed as the precursor to our Power on Demand system.  In 2010, we developed our Power on Demand system and commissioned our first Power on Demand system in the first quarter of 2011.

From 2011 through 2013, we continued our product development, with most of such efforts directed at our Power on Demand system. The development of our Power on Demand system progressed to where we were able to increase our sales and marketing efforts of such products in late 2011.  We expect to continue our product development efforts on our Power on Demand system in 2014 and beyond.

Late in the fourth quarter of 2010, we began selling stand-alone solar PV systems and solar PV systems that can be integrated into our Power on Demand systems and other products.  We installed our first stand-alone solar PV systems in the first quarter of 2011.  We believe that the solar PV market is fragmented in certain geographic markets in the United States, and that we can attain significant market share in targeted geographic markets, including Western New York, where our headquarters is located.  In 2012 and 2013, we launched community solar purchasing programs in several targeted regions in Western New York.  We expect to increase the marketing of our stand-alone solar PV systems into 2014 and beyond.

Because of their varied sales cycles, we utilize different sales and marketing strategies for each of our products.  Domestically, we generally utilize an internal sales force, representatives, and distributors to obtain and develop sales leads. In 2014 we expect to continue to expand sales capabilities utilizing our in-house sales force, our domestic alliance partners and representatives and distributors.

We are currently fulfilling sales orders by managing the supply chain relationships of all of the required components, and then assembling and installing our products.

Power on Demand System

Many electricity suppliers, typically utility companies, throughout much of the United States and abroad, charge their commercial customers not only for the consumption of electricity but also a demand, or distribution, charge.  These demand charges can often account for more than 30% of a commercial customer’s utility cost.  The calculation of this demand charge varies from supplier to supplier, but is generally based upon the highest amount of power demand that a customer uses from the electric grid in a billing cycle – often called peak demand.  Recently, demand charges have become an increasing part of commercial customer’s electricity costs.  Certain electricity suppliers have begun to charge residential customers variable time of day consumption charges, and those charges, both commercial and residential are expected not only to be implemented by additional electricity providers but also to increase the percentage of the user’s utility bill.  Generally, the reduction of a customer’s overall consumption of electricity via a solar system, wind turbine, other renewable energy or demand response initiatives would not materially reduce the customer’s demand charge due to the inability to control when the renewable power is generated.

With our understanding of demand charges, as well as the desire to use created renewable energy when the value is optimal, we developed our Power on Demand system in 2010, and continued development of the system to the present.  Our Power on Demand system is a proprietary, patent-pending energy storage and power management system that lowers a customer’s demand charges.  The system utilizes energy inputs from multiple sources together with a custom-designed energy storage device to reduce grid demand and provide stored power when customer loads are high.  The energy can be generated from renewable sources such as solar and wind, and also from fuel cells, generators and from the electric grid itself, depending on the available energy resources at a given site.  Each Power on Demand system is custom designed.  The system is designed to include our proprietary smart monitoring technology that, among other things, monitors the power usage of the site in real-time and determines when to release energy from the battery system in order to optimize the battery life and increase the value of the overall system.

Our Power on Demand system is scalable, with the ability to integrate multiple renewable inputs, generators and fuel cells, and distribution capabilities ranging from 50kW to 1mW, or more, and can utilize multiple battery chemistries for optimal energy storage based on the specific application.

Our commercial customers benefit from our Power on Demand system by it:

●	Providing electricity cost savings by providing power during periods of high cost peak electricity demand, instead of drawing power from the utility grid, which is referred to as ‘peak shaving’;

●
Providing a dependable source of backup power to protect their operations from financial losses and other negative consequences of power outages, including utilizing our systems both for preventative measures, such as when a storm is approaching, and for emergency purposes, when utility power is interrupted;

●	Conditioning power, thereby extending the life of equipment that uses that power; and

●	Allowing for enrollment in demand response initiatives with no building load operations reduction during the required demand curtailment.

We commissioned our first Power on Demand system in the first quarter of 2011.  In late 2011, we began to increase our sales and marketing efforts of our Power on Demand system, primarily to commercial customers that incur high demand charges in their electricity bills.  We expect to continue our marketing and sales efforts in 2014 and beyond, and we also expect to spend significant resources to continue to develop our Power on Demand system in order to make it more marketable, scalable, and cost-effective.

Our Power on Demand systems are sold to customers utilizing two basic economic models, each of which can vary depending on the specific customer and application.  In our primary model, we sell the Power on Demand system to the customer.  We refer to this as the “customer-owned” model.  In our customer-owned model, the customer acquires the ownership of the Power of Demand system assets upon our completion of the project.  Our revenues and profits from the sale of systems under this model are generally recognized when the system is installed.

We refer to our other model as our “recurring-revenue model”.  For systems completed under this model, a third-party financing company or the customer owns the Power on Demand system after it is installed at the customer’s site.  We or the third party invest the capital required to design and build the system.  The life of these recurring-revenue contracts is typically from five to ten years.  The fees that generate our revenues in the recurring-revenue model are generally paid to us on a monthly basis.  Our fees for recurring revenue contracts are generally structured either as a fixed monthly payment, or as all or a portion of the energy savings that the system generates for the customer. We record revenue under this model on a cost recovery system, whereby equal amounts of revenue and expense are recorded as collections are made, postponing the recognition of profits until all costs have been recovered.

Solar PV Systems

A solar panel, also known as a photovoltaic (PV) panel, is a packaged interconnected assembly of solar cells, also known as photovoltaic cells. Solar panels use light energy from the sun (photons) to generate electricity through the photovoltaic effect. A photovoltaic installation generally consists of an array of solar panels, an inverter, and interconnection wiring.

We sell and install third-party manufactured solar PV systems, typically ranging from 5kW to 50kW, although during the fourth quarter of 2103, we installed our largest PV system to date, which was 166kW at a commercial site in Western New York.  We believe that the solar PV market is fragmented in certain geographic markets in the United States, including Western New York where our headquarters are located, and that we can attain significant market share in targeted geographic markets.  In 2012 and 2013, we launched several community solar purchasing programs, primarily in targeted regions in Western New York. We plan to leverage sales in 2014 from our existing customer and contact base, and expect to continue to enroll additional selected regions to market this type of program in 2015.

In addition, we are able to integrate solar PV systems into our Power on Demand systems and our micro-grids when the particular customer’s needs call for integration of solar PV.

Micro-Grids

In 2012, we were awarded two contracts with the U.S. Army totaling $1.8 million to be the prime contractor to complete Phase One and Phase Two activities for the development of a new intelligent micro-grid.  In September 2013, we were awarded a single vendor contract valued at $625,000 to build on the successes of the Phase One and Phase Two awards to continue the development activities on the intelligent micro-grid.  We believe that the micro-grid that we are developing for the U.S. Army will become one of the products that we sell to commercial, military, and governmental customers.

Competition

The renewable energy industry in general, and the solar energy, power distribution, and energy storage industries in particular, are highly competitive.  Moreover, all of the industries in which we compete are rapidly evolving and we face numerous competitors who are rapidly developing new technologies and improving existing technologies.  Most of these competitors have longer business histories than us, and most of these competitors are also better financed and have better access to capital on more favorable terms than we do.  We will also be faced with competition from new entrants into these businesses, many of whom will be better financed than we are.

Power on Demand System

With our Power on Demand system, our competition primarily consists of manufacturers and distributors of power generation and heavy electrical equipment including switchgear, electrical contractors, electrical engineering firms, and companies involved in providing utilities with demand response and load curtailment products and services. Electric utilities could also offer their own distributed generation solution, which would decrease our base of potential customers. Additionally, several well-established companies have developed micro-turbines used in distributed generation, and a number of companies are also developing alternative generation such as wind, fuel cells, and solar cells. Several large companies are also becoming leaders in uninterruptible power supply system technology, and companies developing and marketing their proprietary smart grid technologies are also potential competitors. Many of these technologies are eligible for and supported by government financial incentives. Additionally, technologies that make commercial, institutional, and industrial operations more efficient result in lower electricity use, reducing the benefits of using our distributed generation systems.

We could face competition from PowerSecure, Convergent, Green Charge Networks, Xtreme Power, Stem, Inc., Greensmith Energy Management Systems, EaglePicher Technologies, and ZBB Energy, which are designing or installing systems that have similar characteristics as our Power on Demand system.  We could also face competition in the future from companies such as Johnson Controls, Axion Power, Altair Nanotechnologies, and others which are designing new types of batteries or systems, some of which are specifically designed for enhanced renewable energy storage and which may be able to reduce peak demand charges like our Power on Demand system.

In addition, there are many technologies, such as those marketed as demand response technologies, sold by numerous companies, which are designed to reduce a customer’s electricity bill by reducing their peak demand charges.  We, indirectly, compete against all of these technologies and companies.

Solar PV Systems

We compete against companies that sell solar PV systems to residential and commercial customers. These competitors include, among others, numerous individual and small contractors who sell and install solar PV systems.  Because we do not sell proprietary solar PV systems, but instead resell third-party manufactured systems, we compete primarily on price and service.

Intellectual Property

Patents
We have two patent applications in the United States and one in Europe relating to our Energy Storage and Power Management System.

In addition, we own U.S. Patent No. 6,655,907 entitled “Fluid Driven Vacuum Enhanced Generator”, which relates to our WindTamer® turbines.  This patent was issued in December 2003, was assigned to the Company and expires in 2022.

We also own U.S. Design Patent No. D608,736 entitled “Diffuser for a Wind Turbine,” which was issued in January 2010.  This patent protects the design of the Company’s wind turbine diffuser.  This patent will expire in 2024.  We have also received corresponding design patents in Mexico and Canada.

Government Regulation

Our businesses and operations are affected by various federal, state, local and foreign laws, rules, regulations and authorities. While to date our compliance with those requirements has not materially adversely affected our business, financial condition or results of operations, we cannot provide any assurance that existing and new laws and regulations will not materially and adversely affect us in the future. In the future, federal, state or local governmental entities or competitors may seek to change existing regulations or impose additional regulations. Any modified or new government regulation applicable to our products or services, whether at the federal, state or local level, may negatively impact the technical specifications, installation, servicing and marketing of our products and increase our costs and the price of our products and services.

Private use of electric power generation equipment in the United States generally requires meeting applicable municipal building and electrical codes, and that they are installed by persons who are licensed or certified to install such equipment.

In an effort to promote renewable energy, federal, state and local lawmakers have approved a number of incentives for alternative power generation.  We believe that qualifying and obtaining federal, state and local incentives for the development and sale of our products is vital to our success, although there can be no assurances that we will be successful in such efforts.  For more information, See Item 1A, Risk Factors under the heading “The expiration, cancellation or reduction of federal tax benefits and state benefits, particularly New York’s benefits, for renewable energy generation would adversely affect our development, particularly with respect to our solar PV systems”.

Research and Development

Our research and development activities have focused on testing and enhancing our Power on Demand systems and our micro-grid technology. We plan to continue in 2014 and beyond to focus resources to enhance the design and performance of our Power on Demand system and our micro-grid technology.  Research and development expenses for the fiscal years ended December 31, 2013 and 2012 were $378,000 and $526,000, respectively. Certain research and development costs were partially funded through the Phase One and Phase Two contract awards for the Intelligent, scalable micro-grid that we are developing for the U.S. Army.

The markets for our products, services, and technology are dynamic, characterized by rapid technological developments, frequent new product introductions, and evolving industry standards.  The constantly changing nature of these markets and their rapid evolution will require us to continually improve the performance, features, and reliability of our products, services, and technology, particularly in response to competitive offerings, and to introduce both new and enhanced products, services, and technology as quickly as possible and prior to our competitors.  We believe our future success will depend, in part, upon our ability to expand and enhance features of our existing products, services, and technology and to develop and introduce new products, services, and technology designed to meet changing customer needs on a cost-effective and timely basis.  Consequently, failure by us to respond in a timely basis to technological developments, changes in industry standards or customer requirements, or any significant delay in the development or introduction of new products, services, and technology, could have a material adverse effect on our business and results of operations.  We cannot assure you that we will respond effectively to technological changes or new products, services, and technology announcements by others or that we will be able to successfully develop and market new products, services, and technology or enhancements.

Customers and Trends

Our largest customer accounted for approximately 29% of revenues for the year ended December 31, 2013 (54% for 2012), and this customer’s accounts receivable balance represented 45% of total accounts receivable as of December 31, 2013 (68% for December 31, 2012).

Currently we do not experience significant seasonal sales trends, however harsh seasonal weather may impact our ability to install solar PV systems, and therefore impact our revenue recognition.  Generally, our solar PV sales installations to date have been concentrated in Western New York.  We believe that the solar PV market is in the early development stages in New York based upon recent state-funded incentive programs and we expect to see continued growth in this region.

Employees

We currently have six full-time employees.

Office and Facilities

Our principal headquarters is located at 1999 Mt. Read Boulevard, Rochester, New York.  On February 4, 2013, we entered into a new agreement to lease approximately 20,000 feet of office and warehouse space at 1999 Mt. Read Boulevard, Rochester, New York. The lease for the space expires November 2018, and provides for two five-year renewal options.  We do not own or lease any additional real estate.

Properties

Our corporate headquarters is located at 1999 Mt. Read Boulevard, Rochester, NY 14615, where we lease offices and a warehouse containing a total of 20,000 square feet of space. We utilize the warehouse space to test and store solar PV systems, Power on Demand systems and intelligent micro-grids. On February 4, 2013, we entered into a new agreement to lease approximately 20,000 feet of space in our current complex. The lease term is from February 1, 2013 through November 20, 2018, with monthly rent of $5,861, which increases annually by 3%. We did not pay any base rent, real estate taxes or common area maintenance charges until December 1, 2013. We have two five-year options on the term of the lease. We are also responsible for certain taxes and common area maintenance costs on a proportionate share basis. We do not own or lease any other real estate.

Legal Proceedings

From time to time, we are involved in a variety of claims, lawsuits, investigations, proceedings, and other legal actions arising in the ordinary course of our business.  We intend to vigorously defend all claims against us.  Although the ultimate outcome of these claims cannot be accurately predicted due to the inherent uncertainty of litigation, in the opinion of management, based upon current information, no currently pending or overtly threatened dispute is expected to have a material adverse effect on our business, financial condition, or results of operations.  However, even if we are successful on the merits, any pending or future lawsuits, claims, or proceeding could be time consuming and expensive to defend or settle and could result in diversion of management time and operations resources, which could materially and adversely affect us. Because of our current limited capital funding, we may be unable to pursue a claim or be unable to adequately defend against a claim filed against us. In addition, it is possible that an unfavorable resolution of one of more such proceedings could in the future materially and adversely affect our financial position, results of operations, or cash flows.

On November 29, 2011, we filed a complaint in the Supreme Court of the State of New York, Monroe County, against Ultralife Corporation and against Andrew Naukam, Michael Popielec, Bradford Whitmore, Philip Fain, Peter Comerford, Steven Anderson, and John Kavazanjian, all of whom are either current or former officers and/or directors of Ultralife Corporation.  On January 17, 2012, we filed an Amended Complaint against the defendants, which asserts eight causes of action:  (1) misappropriation of trade secrets against all defendants; (2) misappropriation of an idea against all defendants; (3) unfair competition against all defendants; (4) breach of contract against Ultralife; (5) fraudulent misrepresentation against all defendants except Mr. Anderson; (6) unjust enrichment against Ultralife; (7) breach of the implied covenant of good faith and fair dealing against Ultralife; and (8) replevin against Ultralife.  The lawsuit centers on defendants’ actions in connection with Ultralife’s development of its Gen Set Eliminator System, and alleged misappropriation by defendants of our intellectual property and trade secrets related to our competing product, the Mobile Renewable Power Station.

On February 6, 2012, the individual defendants moved to dismiss our Amended Complaint in its entirety and Ultralife moved to dismiss our claims for misappropriation of trade secrets, misappropriation of an idea, fraudulent misrepresentation, unjust enrichment, and breach of the implied covenant of good faith and fair dealing.  On March 9, 2012, the Court issued an Opinion denying, in part, the defendants’ motion to dismiss and ruling that the following claims would proceed in the litigation,:  (1) misappropriation of trade secrets against all defendants; (2) misappropriation of an idea against all defendants; (3) unfair competition against all defendants; (4) breach of contract against Ultralife; (5) fraudulent misrepresentation against all defendants except Mr. Anderson; and (6) replevin.  Two claims were dismissed because they were duplicative or incompatible with other claims that the Court held would proceed in the litigation. In September 2013, we voluntarily dismissed the action against all of the defendants except Ultralife Corporation and Andrew Naukam. In March 2014, we took steps to voluntarily dismiss the action against the remaining defendants, Ultralife Corporation and Mr. Naukam, with prejudice and expect such dismissal to occur in the second quarter of 2014.

Separately, on September 23, 2011, Ultralife filed a complaint, which was amended on February 29, 2012, in the Supreme Court of New York, Wayne County, against us and a former non-officer employee of us who is a former Ultralife employee.  In that action, which has been transferred to the Supreme Court of New York, Monroe County, Ultralife has asserted claims arising out of our employment of former Ultralife employees.  This action is in discovery.  We believe that, even if we are unsuccessful on the merits in this litigation, it would not have a material adverse effect on our business, our financial condition or results of operations.

Common Stock

Our common stock is quoted on the OTCQB under the trading symbol ASPW.

The following table provides the quarterly high and low closing prices for 2013 and 2012:

	Quarterly Closing Prices
	High	Low
2013:
Quarter ended December 31, 2013	$.55	$.25
Quarter ended September 30, 2013	.69	.35
Quarter ended June 30, 2013	.96	.35
Quarter ended March 31, 2013	1.40	.91

	High	Low
2012:
Quarter ended December 31, 2012	$2.00	$1.15
Quarter ended September 30, 2012	2.50	0.24
Quarter ended June 30, 2012	3.39	2.00
Quarter ended March 31, 2012	4.00	.10

At March 7, 2014, we had 219 holders of record.  We believe that the number of beneficial owners of our common stock on that date was substantially greater.

Dividend Policy

We have never paid cash dividends on our common stock and do not anticipate that we will pay dividends in the foreseeable future.  We intend to use any future earnings primarily for the expansion of our business.  Any future determination as to the payment of dividends will be subject to applicable limitations, will be at the discretion of our board of directors and will depend on our results of operations, financial condition, capital requirements and other factors deemed relevant by our board of directors.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Overview
We are a developer and supplier of custom-designed renewable energy storage and power management systems, and a supplier of solar energy systems.  Our patent-pending Power on Demand system utilizes inputs from multiple energy sources including wind, solar, generators, fuel cells and the grid in conjunction with a custom-designed battery storage system and a proprietary smart monitoring technology that releases energy at optimal times to reduce peak power demand, thereby lowering electricity costs for large energy users who deal with peak usage pricing. We also design, sell and install residential and commercial solar PV systems.

We were incorporated in New York on March 30, 2001, under the name Future Energy Solutions, Inc.  In November 2008, we changed our name to WindTamer Corporation, and in May 2011 we changed our name to Arista Power, Inc. Our corporate headquarters is located at 1999 Mt. Read Boulevard, Rochester, New York.  Our website is www.aristapower.com.

The WindTamer® wind turbine was invented in 2002, and in 2003 a U.S. patent was issued for the WindTamer® turbine technology.  From 2002 until the fourth quarter of 2009, we focused primarily on research and development of our technology, and production and testing of WindTamer® turbine prototypes.  In the fourth quarter of 2009, we began selling our turbines.

During 2012 and 2013, we continued our product development, with most of such efforts directed at our Power on Demand system. We expect to continue further development and product enhancement on our products in 2014 and beyond.

In 2012, we were awarded $1.8 million in U.S. Army contracts to be the prime contractor to complete Phase One and Phase Two activities to develop an Intelligent Micro-Grid for the Renewable Energy for Distributed Under-Supplied Command Environments (“REDUCE”) program under the guidance of the U.S. Army Communications-Electronics Research, Development and Engineering Center. In the latter half of September 2012, we completed Phase One activities. Work commenced on Phase Two late in 2012, which continued into 2013. We expect to complete Phase Two of the project in early 2014. In September 2013 the Company was awarded a single vendor contract valued at $625,000 to continue development under this contract. The Company believes that the micro-grid that it is developing for the U.S. Army will complement the development of the products that it will sell to commercial, military and governmental customers.

In May 2012, we were selected as the installers for the Solarize Madison County Program. This community solar purchasing program was the foundation for other similar programs that we launched in 2013 with the city of Hornell, and Genesee and Seneca Counties. We plan to leverage sales in 2014 from our existing customer and contact base, and expect to continue to enroll additional selected regions to market this type of program in 2015.

In May 2013, we entered into an Agreement with City Lights at Queens Landing, Inc. pursuant to which City Lights has agreed to purchase a Power on Demand system for installation and use at City Lights’ 43-story, 525-unit cooperative building located in Long Island City, New York. The City Lights Building is managed by Rose Associates, Inc., a New York-based full service real estate firm. Separately City Lights intends to purchase and install a combined heating and power co-generation system at the City Lights Building. The Power on Demand system will consist of a micro-grid that will include the integration of the newly installed solar PV, the newly installed CHP co-generation system, energy storage and power distribution. This represents the Company’s first sale of a Power on Demand system to be installed in the New York City area. We expect the Power on Demand system to be installed in the first half of 2014.

On August 8, 2013, the Company entered into an agreement with a commercial customer to sell a 166kW solar PV system which was installed in the fourth quarter of 2013.

In November 2013, we partnered with EaglePicher Technologies by integrating the EPT’s Power Pyramid™ system into the Power on Demand system to be installed at the City Lights building in Long Island City, NY.

As of March 17, 2014, the Company’s current order backlog is approximately $1.8 million which consists of orders for several Power on Demand systems, multiple solar PV systems, and two government contracts. A portion of this backlog will be recognized as an installment sale based upon contract provisions relating to system generated cost savings.

Financial Operations. In 2013, revenues were $2,195,000, as compared with revenues of $1,999,000 in 2012. For the fourth quarter of 2013, we generated our highest quarterly sales volumes of $1,179,000, and generated positive gross margin in excess of 10%. Our operating losses were $3,426,000 and $3,463,000 for the years ended December 31, 2013 and 2012, respectively.  Of the $3,426,000 and $3,463,000 operating loss in 2013 and 2012, $1,764,000 and $1,371,000, respectively, were attributable to non-cash expenses, primarily related to charges for stock options, the amortization of debt discount, the recording of a probable loss contract reserve, the change in the fair market value of derivative liabilities, and depreciation and amortization. Our accumulated deficit as of December 31, 2013 was $27 million.

The Company expects to incur substantial additional costs, including costs related to continued product development and expansion. We have utilized the proceeds raised from our private placements to develop and commercialize our Power on Demand system and our intelligent micro-grid, as well as to sustain our operations.  Our future cash requirements will depend on many factors, including the volume and the timing of future orders and sales, continued progress in our product development and cost effectiveness programs, costs to continue to develop both domestic and international sales and distribution channels, and competing technological and market development. The timing of our ability to generate a positive cash flow is directly dependent on the way we are able to manage these factors.

We will require additional external financing to sustain our operations if we cannot achieve positive cash flow from our anticipated operations.  Additionally, even if we are able to achieve positive cash flow from operations, we may continue to seek to raise additional capital to accelerate our growth or expand our manufacturing and distribution infrastructure. Success in our future operations is subject to a number of technical and business risks, including our continued ability to obtain future funding, satisfactory product development, and market acceptance for our products as further described above under the heading “Risk Factors”.

Results of Operations

Results of Operations for Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Revenues. For the year ended December 31, 2013, we reported net sales of $2,195,000, as compared to $1,999,000, an increase of $197,000, or 10% year over year. We realized strong growth in solar PV installations, with sales of $1,563,000 in 2013, an increase of 77% over 2012 levels.  This increase is partially offset by a decrease in development contract revenues due to the timing of contract awards for a new Intelligent Scalable Micro-grid for the U.S Army. We recognized development contract revenue of $632,000 in 2013 as compared to $1,087,000 in 2012. We will complete the remainder of the Phase Two award in early 2014, and begin work on Phase Three, for which we were awarded a $625,000 contract in September, 2013.

We continue to use our expertise in power management and alternative and renewable energy and believe that by combining renewable energy with energy storage and power management, we can broaden our sales efforts and provide our customers with an attractive return on investment.  We have deposits from customers totaling approximately $19,000 as of December 31, 2013 ($127,000 as of December 31, 2012).  We expect to recognize sales associated with these deposits during the first half of 2014 as we obtain permits and zoning approvals from both NYSERDA and customer’s town officials, complete site assessments,  and  complete installations although there can be no assurance that we will be able to meet this schedule.

Gross Loss.  For the year ended December 31, 2013, our gross loss was $588,000, as compared to a gross loss of $441,000 for the year ended December 31, 2012. The increase in gross loss results from the recognition of an expected loss relating to a power on demand installation expected to be commissioned early in 2014. During the third quarter of 2013, it became evident that the Company was going to be responsible for implementing certain structural changes required to the customer’s building site so that it could safely house a Power on Demand system. The Company expects this to be a one-time occurrence because of the special circumstances of the customer’s building, and we do not expect it to be reflective of the costs to install a typical Power on Demand systems in the future. Additionally, the Company reserved for certain inventory that is expected to yield a lower selling price than it was being carried in inventory. Excluding these adjustments, we would have reported a positive gross margin instead of a gross loss for the year. Additionally, with the 77% increase in solar sales volumes in 2013 from 2012, we achieved increased standard margin percentages on solar installations as a result.

Research and Development.  Research and development costs for the year ended December 31, 2013 amounted to $378,000 a decrease of $149,000, or 28%, when compared to the year ended December 31, 2012.  This decrease results from headcount reductions and cost cutting measures in 2013.

Selling, General and Administrative.  Selling, general and administrative expenses, or SG&A expenses, for the year ended December 31, 2013 were $2,461,000, a decrease of $35,000 when compared to the year ended December 31, 2012.  The decrease results from salary and headcount reductions of approximately $500,000, offset by non-cash stock option expense as stock options were awarded to employees who took significant salary reductions, and to increased legal costs resulting from compliance matters.

Depreciation and Amortization.  Depreciation and amortization charges were $65,000 for the year ended December 31, 2013 compared to $118,000 for the year ended December 31, 2012. In 2013, the Company impaired trademark costs totaling $4,000 while in 2012, $33,000 for assets associated with turbine component fabrication were impaired, which lowered the Company’s depreciable asset base in 2013.

Other Income (Expense).  Interest expense for the year ended December 31, 2013 was $626,000 as compared to $186,000 for the year ended December 31, 2012.  Of the $626,000 reported in 2013, $518,000 represents the amortization of deferred debt discount associated with the TMK-ENT, Inc. line of credit ($167,000 was reported in 2012) and $100,000 represents the accrual of interest for a full year on the TMK-ENT, Inc. line of credit, as compared to $15,000 for the partial year that the line of credit was outstanding in 2012.

In 2013, we recorded derivative liabilities associated with the issuance of warrants for (1) a lease modification with our existing landlord, (2) an advisory agreement with Sunrise Financial Group, LLC and (3) in conjunction with our private placement funding which occurred during the third quarter of 2013. The warrants do not have fixed settlement provision because their exercise prices may be lowered if the Company issues securities at lower prices in the future. Accordingly, the Company revalues these derivative liabilities each quarter, and the financial statements reflect a gain on the revaluation of the derivative liabilities for 2013 of $676,000.  There were no derivative liabilities on our balance sheet as of December 31, 2012, therefore no revaluation was required.

Income Taxes. In April, 2013, we received a 104,000 tax credit for the year ending December 31, 2011, relative to the Qualified Emerging Technology Company tax credit, while the tax credit received in 2012 (for the year ended December 31, 2010) relative to this credit was $159,000 and was received in January, 2012. Statutory tax payments were minimal in 2013 and 2012.

Net Loss.  We incurred net losses of $3,273,000 and $3,490,000 for the years ended December 31, 2013 and 2012, respectively. Operating losses amounted to $3,426,000 and, $3,463,000 for the years ended December 31, 2013 and 2012 respectively. Increases in net loss for 2013 were due to the interest and debt discount amortization amounting to $626,000 ($186,000 for 2012) relating to our line of credit with TMK-ENT, Inc. offset by the net unrealized gain on derivative liabilities of $676,000 for the year ended December 31, 2013 ($0 for 2012) and by tax credits of $104,000 and $159,000, received in 2013 and 2012, respectively from New York State for a Qualified Emerging Technology Company tax credit.

In July, 2013, we took steps to decrease overhead costs by terminating employment contracts with executive officers.  Each of the Company’s four executive officers became at will employees, and agreed to significant reductions in cash compensation, including a portion of back pay.  Additionally, several management employees also agreed to pay reductions.

We continue to use our expertise in energy storage and power distribution to combine solar PV systems, generators, and fuel cells with energy storage systems and our proprietary and patent-pending energy storage and management systems to become a market leader in the power management and renewable energy industries. We believe that our products will be sold in the residential, commercial/industrial, government, military, portable and off-grid markets.

As of March 17, 2014, our backlog amounted to $1.8 million, and consists of orders for Power on Demand systems, solar installations and development contracts.  A portion of this backlog will be reported as revenue on an installment sale-cost recovery basis.

There can be no assurance that our management will be successful in completing our product development programs, implementing the continued development of a domestic sales force, and developing the supply chain for all of our purchased components.  These initiatives are crucial for our continued growth.

Liquidity and Capital Resources
We had working capital deficit of $1,157,000 as of December 31, 2013 as compared to working capital of $178,000 as of December 31, 2012. The decrease in working capital relates to the recording of deferred debt discount arising from the warrant transactions associated with our line of credit with TMK-ENT, Inc., and increases in current liabilities, primarily due to the increase in accrued loss contract associated with the City Lights at Queens Landing project.

Since our inception, our product development and operations have been financed primarily through private placement stock offerings and debt.  We generated sales of $2,195,000 and $1,999,000 for the years ended December 31, 2013 and 2012 respectively, and net losses of $3,273,000 and $3,490,000 for the year ended December 31, 2013 and 2012, respectively. Our accumulated deficit totals $27 million as of December 31, 2013.

On March 7, 2012, our Board of Directors approved a private placement for the sale of up to 100 units, with each unit costing no less than $15,000 and consisting of 7,500 shares of the Company’s common stock and a warrant to purchase 1,000 shares of the Company’s common stock at $10.00 per share.  Each warrant will vest two years from the date of purchase of the applicable unit, and has a ten-year term.  Each purchaser of the units in this private placement is required to agree not to sell any shares of common stock purchased in the private placement for at least one year.  The Company sold 53 units in 2012, which yielded $795,000, of which 16 units were sold during the first quarter of 2012, for proceeds of $240,000.

On September 4, 2012, the Company entered into an unsecured loan agreement with TMK-ENT, Inc. that provided for a $500,000 working capital revolving line of credit.  Advances under the line of credit bear interest at 10% per year, payable annually. On November 13, 2012, the loan agreement was amended to allow the Company to borrow up to $750,000, and on December 21, 2012 the loan agreement was amended to increase the Company’s line of credit to $1,250,000. On May 24, 2013, the lender amended the credit agreement to extend the maturity date of the loan to December 21, 2014.  No other terms of the agreement were amended. Borrowings under the line of credit amount to $1,018,500 as of December 31, 2013 ($748,500 as of December 31, 2012). In conjunction with the line of credit facility, the Company issued 1,250,000 warrants to TMK-ENT, Inc. to purchase the Company’s common stock at varying prices from $1.38 to $1.62 per share. The warrants vest one year from issuance and have a ten year term.

On July 31, 2013, the Company sold pursuant to a securities purchase agreement an aggregate of 4,420,000 shares of its common stock and five-year warrants, which vested in full upon issuance, to purchase a total of 2,210,000 additional shares of common stock at a purchase price of $0.30 per share to 12 institutional and private investors for a total of $1,105,000 in gross proceeds from the sales. On August 8, 2013, the Company sold pursuant to a securities purchase agreement an aggregate of 600,000 shares of its common stock and five-year warrants, which vested in full upon issuance, to purchase a total of 300,000 additional shares of common stock at a purchase price of $0.30 per share for a total of $150,000 in gross proceeds. The warrant and securities purchase agreement have customary anti-dilution protections. Legal costs associated with this private placement amounted to $10,000.

On March 31, 2014, the Company sold, pursuant to a securities purchase agreement, an aggregate of 1,500 shares of Series A Convertible Preferred Stock, with a stated value of $1,500,000 that are convertible into shares of the Company’s common stock at a conversion price of $0.20 in stated value per share (7,500,000 shares of common stock), and five-year warrants, which vested in full upon issuance, to purchase up to 11,250,000 additional shares of common stock at a purchase price of $0.25 per share to eight institutional investors. The Company received a total of $1,400,000 in net proceeds from the sales.  Each share of Series A Convertible Preferred Stock is entitled to cash interest payments of 9% of the stated value per year, payable quarterly.  The Series A Convertible Preferred Stock is voluntarily and mandatorily convertible into shares of common stock pursuant to the provisions of the securities purchase agreement, with any shares of preferred stock outstanding on March 31, 2017 automatically converting into common stock.  The investors received rights of first refusal and rights of participation in future financings of the Company until March 31, 2015.  In addition, the investors received most favored nation protections on the terms and conditions of the warrants and preferred stock so long as such securities remain outstanding.  Additionally, until September 30, 2015, each investor has the right to invest the amount invested by such investor in the above-referenced transaction in preferred stock of Arista Power on substantially similar terms. The Preferred Stock and warrants have customary anti-dilution protections and registration rights including a “full ratchet” anti-dilution adjustment provision.

We believe that we will require additional funding of approximately $1.0 million to satisfy our operating cash needs and our anticipated growth for the next twelve months.

In July, 2013, we took steps to reduce overhead costs by terminating employment contracts with executive officers. Each of the Company’s four executive officers became at will employees, and agreed to significant reductions in cash compensation, including a portion of back pay. Additionally, several management employees also agreed to pay reductions.

Due to the uncertainty of our ability to meet our current operating and capital expenses, in their report on our audited annual financial statements as of and for the years ended December 31, 2013 and 2012, our independent auditors included an explanatory paragraph regarding concerns about our ability to continue as a going concern. Our financial statements contain additional note disclosures describing the circumstances that led to this disclosure by our independent auditors. There is substantial doubt about our ability to continue as a going concern as the continuation and expansion of our business is dependent upon obtaining further financing, successful and sufficient market acceptance of our products, and achieving a profitable level of operations.

The issuance of additional equity securities by us may result in a significant dilution in the equity interests of our current shareholders. Obtaining commercial loans, assuming those loans would be available, will increase our liabilities and future cash commitments. There is no assurance that we will be able to obtain further funds required for our continued operations or that additional financing will be available to us when needed or, if available, that it can be obtained on commercially reasonable terms. If we are not able to obtain the additional financing on a timely basis, we will not be able to meet our other obligations as they become due and we will be forced to scale down or perhaps even cease our operations.

Operating Activities
Our operating activities used net cash of $1,284,000 for the year ended December 31, 2013, as compared to 1,802,000 for the year ended December 31. 2012.  For 2013, cash used in operations resulted from a net loss of $3,273,000, reduced by non-cash adjustments of $1,764,000 consisting primarily of $695,000 of stock based compensation, the establishment of a reserve associated with projected project losses and inventory for $659,000, stock and warrants issued for rent and services totaling $334,000 and the amortization of debt discount of $518,000, offset by the gain in fair value of derivative liabilities of $676,000. Net changes to working capital amounted to $225,000 and were primarily due to decreases in accounts receivable and inventory offset by increases in prepaid expenses. For 2012, cash used in operations resulted from a net loss of $3,490,000, reduced by non-cash expenses of $582,000 for stock based compensation, stock and warrants issued for rent and services of $289,000, warrants issued in conjunction with financing of $127,000 and the amortization of debt discount of $167,000.  Net changes to working capital amounted to $318,000 due to an increase in trade accounts payable and accrued liabilities of $613,000, offset by increase in trade accounts receivable of $354,000 and inventory of $158,000.

Investing Activities
The Company did not utilize any funds for investing activities the year ended December 31, 2013, while for the year ended December 31, 2012, $23,000 was used for the investment in fixed assets.

Financing Activities
Our financing activities provided $1,503,000 for the year ended December 31, 2013, as compared to $1,532,000 for the year ended December 31, 2012. The Company raised $1,245,000 of net proceeds in a 2013 private placement of the Company’s common stock (fees associated with the funding amounted to $10,000) and draw-downs on the Company’s line of credit amounted to $270,000, while repayments on long term debt were $12,000. In 2012, the Company raised $795,000 in the private placement of the Company’s common stock, had draw-downs on the Company’s line of credit of $749,000, and made long term debt repayments of $12,000.

Off-Balance Sheet Arrangements
We have no significant off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources that is material to shareholders.

Critical Accounting Policies
Management’s discussion and analysis of our financial condition and results of operations is based upon our financial statements, which have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate these estimates, including those related to bad debts, inventories, intangible assets, income taxes, and contingencies and litigation, on an ongoing basis. We base these estimates on historical experiences and on various other assumptions that we believe are reasonable under the circumstances. These assumptions form our basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies and the related estimates and assumptions discussed below are among those most important to an understanding of our financial statements.

Revenue Recognition
Revenue is recognized when all of the following conditions are satisfied:  (1) there is persuasive evidence of an arrangement; (2) the service or product has been provided to the customer; (3) the sale price to be paid by the customer is fixed or determinable; and (4) the collection of the sale price is reasonably assured.  Amounts billed and/or collected prior to satisfying our revenue recognition policy are reflected as customer deposits.

For research and development contracts, we recognize the revenue using the proportional effort method based upon the relationship of cost incurred to date to the total estimated cost to complete the contract. Cost elements include direct labor, materials, overhead costs and outside contractor costs.  The excess of amounts billed on a milestone basis versus the amounts recorded as revenue on a proportional effort basis is classified as deferred revenue.  We provide for any loss that we expect to incur in the agreements when the loss is probable.

The Company uses contract accounting for certain Power on Demand system sales. Due to the limited number of these systems that have been installed to date, revenue is recognized based on the completed contract method whereby revenue and costs are deferred until the contract is completed. For contracts that contain provisions related to proceeds being paid based upon cost savings generated by the system, revenue is recorded as the costs savings are realized by and billed to the customer. If accumulated costs exceed accumulated billings at the reporting date the asset is presented net as costs of uncompleted contracts in excess of related billings. If there is a net liability it is presented as billings on uncompleted contracts in excess of related costs. We provide for any loss that we expect to incur on a contract at the time the loss is probable.

Stock-Based Compensation
In December 2004, FASB issued SFAS No. 123R, Share-Based Payment (“SFAS No. 123R”), now ASC 718.  ASC 718 establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services.  It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments.  ASC 718 focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions.  ASC 718 requires that the compensation cost relating to share-based payment transactions be recognized in the financial statements.  That cost will be measured based on the fair value of the equity or liability instruments issued.

The Company’s accounting policy for equity instruments issued to consultants and vendors in exchange for goods and services follows the provisions of EITF 96-18, “Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services,” now ASC 505 and EITF 00-18, “Accounting Recognition for Certain Transactions Involving Equity Instruments Granted to Other Than Employees,” now ASC 505.  The measurement date for the fair value of the equity instruments issued is determined at the earlier of (i) the date at which a commitment for performance by the consultant or vendor is reached or (ii) the date at which the consultant or vendor’s performance is complete. In the case of equity instruments issued to consultants, the fair value of the equity instrument is recognized over the term of the consulting agreement.  Stock-based compensation related to non-employees is accounted for based on the fair value of the related stock or options or the fair value of the services, whichever is more readily determinable in accordance with ASC 505-50.

Management has valued the options at their date of grant utilizing the Black-Scholes Option Pricing Model.   Prior to there being a public market for the Company shares, the fair value of the underlying shares was determined based on recent transactions by the Company to sell shares to third parties.  Since the Company’s stock started trading on the OTCBB, the closing price on grant date has been used.   Further, the expected volatility was calculated using the historical volatility of similar public entities in the energy storage and energy management field in accordance Question 6 of SAB Topic 14.D.1, ASC 718.  In making this determination and finding other similar companies, the Company considered the industry, stage of life cycle, size and financial leverage of such other entities. Our actual volatility could vary from the estimate used based on these companies, which could have a material impact on future results of operations.  The risk-free interest rate is based on the implied yield available on U.S. Treasury issues with an equivalent term approximating the expected life of the options depending on the date of the grant and expected life of the options.  The expected life of options used was based on the contractual life of the option granted.  The Company determined the expected dividend rate based on the assumption and expectation that earnings generated from operations are not expected to be adequate to allow for the payment of dividends in the near future.

Derivative Liabilities
Certain warrants issued by the Company do not have fixed settlement provisions because their exercise prices may be lowered if the Company issues securities at lower prices in the future, are classified as derivative liabilities, and are revalued at each reporting date.

Management has valued warrants at their date of issue utilizing the Black-Scholes option pricing model. Expected volatility is based upon the Company’s actual volatility relative to the remaining life of the warrant. The risk-free interest rate is based on the implied yield available on U.S. Treasury issues with an equivalent term approximating the expected life of the warrants depending on the date of the issue and their expected life.  The expected life of warrants used was based on the term of the warrant.  The Company determined the expected dividend rate based on the assumption and expectation that earnings generated from operations are not expected to be adequate to allow for the payment of dividends in the near future.

Equity Compensation Plan Information

Information about our equity compensation plans at December 31, 2013 is as follows:

	Number of securities to be issued upon exercise of outstanding options, warrants & rights	Weighted average exercise price of outstanding options, warrants & rights	Number of securities remaining available for future issuance under equity compensation plans (excluding(a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by stockholders
Stock Options(1)	921,108	$.71
Restricted Stock Award(2)	118,379
Total	1,039,487		331,809

(1)
Consists of the 2008 Equity Incentive Plan, which permits the award of stock options, restricted stock and various other stock-based awards. Stock options outstanding also include 465,000 shares issued outside of the 2008 Equity Incentive Plan.

(2)	The restricted stock awards do not have an exercise price and fully vest on April 1, 2015.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

There has been no change of accountants nor any disagreements with accountants on any matter of accounting principles or practices of financial statement disclosure required to be reported under section 304 of Regulation S-K.

Directors and Executive Officers

As of April 24, 2014, the directors and executive officers of the Company are as follows:

Name	Age	Position
William A. Schmitz	51	Chief Executive Officer and Director
Molly Hedges	58	Chief Financial Officer, Treasurer and Corporate Secretary
Adeeb Saba	47	Chief Operating Officer
Dov Schwell	46	Chairman of the Board of Directors and Director
Steven DiNunzio	46	Director
Ira A. Greenstein	53	Director
Mark Matthews	41	Director
George Naselaris	73	Director

DIRECTORS

The Company’s Restated Certificate of Incorporation provides for the division of the Board of Directors into three classes (Class I, Class II and Class III) of as nearly equal number of directors as possible.  The director positions are classified with current terms as follows:  the first class (Class I) expires at the 2016 Annual Meeting of Shareholders; the second class (Class II) expires at the 2014 Annual Meeting of Shareholders; and, the third class (Class III) expires at the 2015 Annual Meeting of Shareholders.  Directors that replace those whose terms expire at such annual meetings are elected for three-year terms.

The Class I director positions are currently held by Dov Schwell and Steven DiNunzio.  The Class II director positions are currently held by William A. Schmitz and George Naselaris. The Class III director positions are currently held by Ira A. Greenstein and Mark Matthews.

The following biography sets forth certain information with respect to the members of the Board of Directors and the executive officers, each of whom is not related to any other director or executive officer.

Class I— Three-Year Term Expiring in the Year 2016

Dov Schwell, age 46, has served as a director of the Company since April 28, 2010 and as Chairman of the Board of Directors of the Company since June 10, 2010.  Mr. Schwell has served as a practicing attorney since 1991, with his practice focusing on mergers and acquisitions, securities law and general corporate law.  Since its formation in April 2010, Mr. Schwell has served as managing partner of Schwell, Wimpfheimer & Associates LLP (formerly known as Outside Counsel Solutions LLP), a full-service law firm based in New York City.  From September 2004 through April 2010, he served as the Chief Executive Officer of Outside Counsel Solutions.  From December 2007 through October 2008, he served as Senior Vice President – Legal of IDT Corporation (NYSE: IDT).  Prior to September 2004, he served as a partner at the New York Office of McDermott, Will & Emery.  Mr. Schwell received a B.A. in Computer Science from Yeshiva University in 1988 and a J.D. from Columbia Law School in 1991.

Key Attributes, Experience, and Skills:

Mr. Schwell is an attorney who brings extensive experience in representing publicly traded companies.  Mr. Schwell’s knowledge of legal issues pertaining to publicly traded companies, including, without limitation, corporate governance matters, financing matters, disclosure obligations and merger and acquisition issues has been a valuable asset to the Company in light of the nature of the Company’s business.

Steven DiNunzio, age 46, is a director of the Company, elected on December 30, 2009.  Mr. DiNunzio was Chief Financial Officer of Fairhills Capital Management LLC from April 15, 2012 to October 15, 2012.  Prior to that, Mr. DiNunzio was Chief Financial Officer of Diamond Notch Asset Management, LLC, a multi-strategy investment advisor, from August 2007 to April 2012.  His responsibilities at Diamond Notch included accounting and financial management and reporting, middle and back office operations and managing service provider relationships, for administration, audit, tax and most prime broker relationships.  Prior to joining Diamond Notch, Mr. DiNunzio held several positions in the Fund Derivatives Department at BNP Paribas and Zurich Capital Markets from 2002 to 2007, his last as Director and Head of Fund Derivatives Operations for BNP Paribas in New York.  Prior to joining Zurich Capital Markets, Mr. DiNunzio was an Executive Director at Dune Partners, Ltd., a London-based Equity Long/Short hedge fund where his responsibilities included heading operations, compliance and finance.  Between 1993 and 1998, he held various positions at Swiss Bank/UBS in the Foreign Exchange, Middle Office and Program Management group.  Mr. DiNunzio holds a Bachelors of Business Administration from Pace University and is a CFA Charter Holder.

Key Attributes, Experience, and Skills:

Mr. DiNunzio brings extensive experience in the financial industry to the Board of Directors.  Mr. DiNunzio’s knowledge of financial industry has been a valuable asset to the Company in light of the nature of the Company’s business.

Class II Directors — Three-Year Term Expiring in the Year 2014

William A. Schmitz, age 51, has served as President and as a director of the Company since November 15, 2009, except that Mr. Schmitz was not the President from July 31, 2013 through November 29, 2013.  Mr. Schmitz has also been Chief Executive Officer of the Company since April 15, 2010.  Prior to joining Arista Power, Mr. Schmitz was Chief Operating Officer of Ultralife Corporation (formerly known as Ultralife Batteries Inc.) since 2002.  Mr. Schmitz joined Ultralife in December 1999 and until his appointment as its COO, held several positions including its Vice President of Manufacturing, its Vice President and General Manager of Primary Batteries, and its Chief Operating Officer of Primary Batteries.  Prior to joining Ultralife, Mr. Schmitz served for Bausch & Lomb from 1985 to 1999 in several positions, most recently as Director of New Product Development in the Eyewear Division from 1995 to 1999.  Mr. Schmitz has an M.S. in Operations Management from the University of Rochester and a B.S. in Mechanical Engineering from the Rochester Institute of Technology.

Key Attributes, Experience and Skills:

As Chief Executive Officer of Arista Power for four years, Mr. Schmitz brings extensive and detailed knowledge of all aspects of our Company and each industry in which it is involved to the Board.  In addition, having Mr. Schmitz on the Board provides our Company with effective leadership.  Mr. Schmitz’s experience as an executive at Ultralife Corporation and Bausch & Lomb for more than 25 years positions him to provide guidance in government relations.  Moreover, Mr. Schmitz’s education and experience in engineering and operations management affords him extensive knowledge of the Company’s technology and research and development efforts.

George Naselaris, age 73, is a director of the Company, elected in November 2008.  Prior to his retirement in 2011, Mr. Naselaris was the owner of the Duchess Restaurant in Penfield, New York, a full-service family restaurant for more than 40 years.

Key Attributes, Experience, and Skills:

Through Mr. Naselaris’ career as an entrepreneur driving the growth of the Duchess Restaurant, he has obtained valuable business and management experience and brings important perspectives on the issues facing the Company. Mr. Naselaris’ tenure as a member of the Board of Directors and its Compensation and Audit Committees brings useful compliance insights to the Board.

Class III Director — Three-Year Term Expiring in the Year 2015

Ira A. Greestein, age 53, is a director of the Company, elected on August 27, 2013.  Mr. Greenstein has been the President of Genie Energy, Ltd. (NYSE: GNE) since December 2011.  Mr. Greenstein also serves as Counsel to the Chairman of IDT Corporation (NYSE: IDT), and served as President of IDT from 2001 through 2011 and Counsel to the Chairman of IDT in 2000 and 2001.  He previously served as a Director of IDT and General Counsel and Secretary of IDT's subsidiary, Net2Phone, Inc. Prior to joining IDT, Mr. Greenstein was a partner in Morrison & Foerster LLP, where he served as the Chairman of that firm’s New York Office’s Business Department. Mr. Greenstein was an associate in the New York and Toronto offices of Skadden, Arps, Slate, Meagher & Flom LLP and served on the Securities Advisory Committee and as secondment counsel to the Ontario Securities Commission. Mr. Greenstein serves as Chairman of the Boards of Directors of Ohr Pharmaceuticals, Inc. (Nasdaq CM: OHRP) and Nano Vibronix, Inc.  He also serves on the Boards of Directors of Document Security Systems, Inc. (NYSE Mkt: DSS) and Regal Bank of New Jersey.  Mr. Greenstein received a B.S. from Cornell University and a J.D. from Columbia University Law School where he serves as a member of the Dean's Council.

Key Attributes, Experience, and Skills:

Mr. Greenstein provides the Company with significant public company management experience, particularly in regard to legal and corporate governance matters, mergers and acquisitions, and strategic planning.  In addition, Mr. Greenstein’s extensive legal experience provides the Company with insights and guidance with respect to legal matters.

Mark Matthews, age 41, is a director of the Company, elected on July 31, 2013.  Mr. Matthews has been the Vice President of Sales and Marketing of EaglePicher Technologies, LLC since November 2013.  Prior to joining EaglePicher Technologies, Mr. Matthews was the President of Arista Power from July 2013 through November 2013, and, prior to being named President, was Vice President of Sales and Marketing since joining the Company in December 2009.  Prior to joining Arista Power, Mr. Matthews was Vice President of Government and Commercial Sales at Ultralife Corporation (formerly known as Ultralife Batteries, Inc.), where he managed a 15 person direct sales force with over 50 distributors and agents located in six continents.  Mr. Matthews joined Ultralife in 2000 and, in addition to Vice President of Government and Commercial Sales, has served as Vice President/General Manager of Governmental Products, where he was responsible for all sales and engineering activity in the Government business unit, Director of Sales, Director of Quality and Lead Cell and Battery Designer.  Before this, Mr. Matthews worked for Saft America from 1997 to 2000 as a lithium sulfur dioxide cell designer, and for Eagle Picher from 1995 to 1997 as a thermal battery design engineer.  Mr. Matthews holds a B.S. in Engineering Management and Chemical Engineering from Missouri University of Science and Technology.

Key Attributes, Experience, and Skills:

Mr. Matthews brings extensive sales, marketing and product development experience to the Board of Directors.  Mr. Matthews’ knowledge of these areas has been a valuable asset to the Company in light of the nature of the Company’s business.

EXECUTIVE OFFICERS

Molly Hedges, age 58, is the Chief Financial Officer, Treasurer and Corporate Secretary of the Company, appointed as Chief Financial Officer on May 22, 2013.  Prior to being named Chief Financial Officer, Ms. Hedges was Acting Chief Financing Officer, Treasurer and Corporate Secretary of the Company.  Ms. Hedges joined the Company in March 2010 as its Vice President of Finance.  Prior to joining Arista Power, Ms. Hedges was Vice President of Finance and Controller at Ultralife Corporation (formerly known as Ultralife Batteries, Inc.).  She also served at Ultralife as Director of Finance and Vice President - Supply Chain.  Ms. Hedges joined Ultralife in 2000.  Prior to that, Ms. Hedges held various positions in Finance and Planning at Bausch & Lomb, and at PricewaterhouseCoopers LLP.  Ms. Hedges is a Certified Public Accountant, and holds a B.S. in Accounting from Ithaca College.

Adeeb Saba, age 47, is the Chief Operating Officer of the Company, appointed on March 31, 2014.  Prior to being named Chief Operating Officer, Mr. Saba was Vice President of Operations since joining the Company in December 2009.  Prior to joining Arista Power, Mr. Saba was Vice President of Manufacturing at Ultralife Corporation (formerly known as Ultralife Batteries, Inc.), where he was responsible for all rechargeable, non-rechargeable and communications systems operations.  Mr. Saba joined Ultralife in 2000 and, in addition to Vice President of Manufacturing has served as Vice President of Engineering – Government of Defense Group, and Director of Technology.  Before this, Mr. Saba served for Titmus Corporation from 1997 to 2000 as an Engineering Manager for New Product Development and for the Development Group, and for Bausch & Lomb from 1991 to 1996 where he participated in the commercialization of dozens of new models of Ray-Ban sunglasses.  Mr. Saba holds a B.S. in Manufacturing Engineering Technology from Rochester Institute of Technology.

EXECUTIVE COMPENSATION

Summary Compensation Table

The table below summarizes the total compensation paid or awarded for the fiscal years ended December 31, 2013 and December 31, 2012 to (1) the Company’s Chief Executive Officer, (2) the two other highest paid executive officers of the Company during 2013 and (3) one additional former executive officer who would have been in the top highest paid two but for the fact that he was not serving as an executive officer at the end of the last completed fiscal year (collectively the “named executive officers”).

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(1)			All Other Compensation ($)		Total ($)
William A. Schmitz,	2013	33,906			73,225	(2)	(3)	9,085	(4)	116,216
Chief Executive Officer	2012	257,419	—	—	29,640	(5)		8,480	(4)	295,539

Molly Hedges,	2013	59,846			44,000	(2)	(6)	506	(4)	104,452
Chief Financial Officer	2012	152,000			1,890	(5)		390	(4)	154,280

Adeeb Saba,	2013	153,692	10,000		53,820	(2)	(7)	9,098	(4)	226,610
Chief Operating Officer	2012	182,419		—	—			8,480	(4)	190,899

Mark Matthews,	2013	168,981	46,447		263,348	(2)	(8)	8,478	(4)	487,254
Former President	2012	182,419	75,466	—	—			8,480	(4)	266,365

(1)
The amounts shown in these columns reflect the aggregate grant date fair value of stock option and restricted stock awards computed in accordance with FASB ASC Topic 718.  In valuing such awards, the Company made certain assumptions.  For a discussion of those assumptions, please see Note 6 to the Company’s Financial Statements included in its Annual Report on Form 10-K for the Fiscal Year ended December 31, 2013.

(2)
On July 31, 2013, the exercise prices of stock options held by Mr. Schmitz, Ms. Hedges, Mr. Saba and Mr. Matthews were reduced to $0.75 per share.  This amount represents the fair value as of July 31, 2013 for this reduction of exercise price, as computed in accordance with FASB Topic 718.  In valuing such reductions in exercise prices, the Company made certain assumptions.  For a discussion of those assumptions, please see Note 6 to the Company’s Financial Statements included in its Annual Report on Form 10-K for the Fiscal Year ended December 31, 2013.

(3)
On July 31, 2013, Mr. Schmitz was granted a stock option to purchase 200,000 shares of common stock at an exercise price of $0.38 per share.  The option vests as follows:  (a) one third over three years beginning on the first anniversary of the date of grant; (b) one third upon the Company reporting aggregate revenue in four consecutive quarters of $10 million or more; and (c) one third upon the Company reporting positive cash flow from operations in two consecutive quarters.

(4)	Consists of amounts paid for health insurance, dental insurance, and group life insurance.
(5)
On May 9, 2012, the exercise prices of Mr. Schmitz’s and Ms. Hedges stock options and certain of his or her warrants was reduced to $1.67 per share.  This amount represents the fair value as of May 9, 2012 for this reduction of exercise price, as computed in accordance with FASB Topic 718.  In valuing such reductions in exercise price, the Company made certain assumptions.  For a discussion of those assumptions, please see Note 6 to the Company’s Financial Statements included in its Annual Report on Form 10-K for the Fiscal Year ended December 31, 2013.

(6)
On July 31, 2013, Ms. Hedges was granted a stock option to purchase 125,000 shares of common stock at an exercise price of $0.38 per share.  The option vests as follows:  (a) one third over three years beginning on the first anniversary of the date of grant; (b) one third upon the Company reporting aggregate revenue in four consecutive quarters of $10 million or more; and (c) one third upon the Company reporting positive cash flow from operations in two consecutive quarters.

(7)
On July 31, 2013, Mr. Saba was granted a stock option to purchase 100,000 shares of common stock at an exercise price of $0.38 per share.  The option vests as follows:  (a) one third over three years beginning on the first anniversary of the date of grant; (b) one third upon the Company reporting aggregate revenue in four consecutive quarters of $10 million or more; and (c) one third upon the Company reporting positive cash flow from operations in two consecutive quarters.  On September 9, 2013, Mr. Saba was granted a stock option to purchase 40,000 shares of common stock at an exercise price of $0.45 per share.  The option vests in equal installments on the 6-month and 12-month anniversary of the date of grant;

(8)
On July 31, 2013, Mr. Matthews was granted a stock option to purchase 750,000 shares of common stock at an exercise price of $0.38 per share.  The option would have vested as follows:  (a) one third over three years beginning on the first anniversary of the date of grant; (b) one third upon the Company reporting aggregate revenue in four consecutive quarters of $10 million or more; and (c) one third upon the Company reporting positive cash flow from operations in two consecutive quarters.  This option was terminated in November 2013 upon Mr. Matthews no longer being an employee of the Company.

Employment Agreements

William A. Schmitz.  On November 15, 2009, the Company entered into an employment agreement with Mr. Schmitz which provided for an initial three-year employment term, which term automatically renewed for successive one-year terms unless terminated by Mr. Schmitz or the Company at least sixty days prior to the end of the term or any subsequent renewal term.  Mr. Schmitz’s annual base compensation was $225,000 during the first year of the term, and $250,000 per year thereafter.  He was eligible to receive a bonus of $25,000 contingent upon the Company recording an aggregate of $2.5 million of (i) revenue and (2) state and federal government grants prior to December 31, 2010, which did not occur.  In addition, Mr. Schmitz was eligible for a further bonus at the discretion of the Compensation Committee of the Company.  Pursuant to his agreement, Mr. Schmitz received an option to purchase 75,000 shares of the Company’s common stock pursuant to the Company’s 2008 Equity Incentive Plan, as amended and restated, with such option having a 10-year term and vesting of 12,500 shares on November 15, 2010, 12,500 shares on November 15, 2011 and 50,000 shares on November 15, 2012.  Mr. Schmitz was subject to non-competition covenant during the term of his employment and for a period of one year thereafter.  Upon termination of Mr. Schmitz’s employment for any reason, he was entitled to receive all unpaid salary, earned bonuses, vacation and other accrued benefits through the date of termination.  If Mr. Schmitz’s employment was terminated without “Good Cause,” as defined in the Employment Agreement, he was also entitled to severance payments in an amount equal to the annual salary at the rate in effect as of the date of termination for the remainder of the term but not less than two times his annual salary, and payment of health insurance premiums for himself and his family for twelve months immediately after termination.  On July 29, 2013, Mr. Schmitz and the Company entered into a Termination of Employment Agreement pursuant to which Mr. Schmitz terminated his Employment Agreement with the Company, effective July 29, 2013, and became an at-will employee of the Company.

Molly Hedges.  On March 1, 2010, the Company entered into an employment agreement with Ms. Hedges which provided for an initial three-year employment term, which term automatically renewed for successive one-year terms unless terminated by Ms. Hedges or the Company at least sixty days prior to the end of the term or any subsequent renewal term.  Mr. Hedges’ annual base compensation was set at $140,000 per year.  Pursuant to her agreement, Ms. Hedges received an option to purchase 5,000 shares of the Company’s common stock pursuant to the Company’s 2008 Equity Incentive Plan, as amended and restated, with such option having a 10-year term and vesting of 1,700 shares on March 1, 2011, 1,650 shares on March 1, 2012 and 1,650 shares on March 1, 2013.  Ms. Hedges was subject to non-competition covenant during the term of her employment and for a period of one year thereafter.  Upon termination of Ms. Hedges’ employment for any reason, she was entitled to receive all unpaid salary, earned bonuses, vacation and other accrued benefits through the date of termination.  If Ms. Hedges’ employment was terminated without “Good Cause,” as defined in the Employment Agreement, she was also entitled to severance payments in an amount equal to the annual salary at the rate in effect as of the date of termination for the remainder of the term but not less than two times her annual salary, and payment of health insurance premiums for herself and her family for twelve months immediately after termination.  On May 17, 2010, Ms. Hedges and the Company amended her Employment Agreement to increase her annual base compensation to $152,000.  On May 22, 2013, Ms. Hedges and the Company amended her Employment Agreement to reflect Ms. Hedges being named the Chief Financial Officer of the Company.  On July 29, 2013, Ms. Hedges and the Company entered into a Termination of Employment Agreement pursuant to which Ms. Hedges terminated her Employment Agreement with the Company, effective July 29, 2013, and became an at-will employee of the Company.

Adeeb Saba.  On December 28, 2009, the Company entered into an employment agreement with Mr. Saba in connection with his employment with the Company.  It provided for an initial three-year employment term, which term automatically renewed for successive one-year terms unless terminated by Mr. Saba or the Company at least sixty days prior to the end of the term or any subsequent renewal term.  Mr. Saba’s annual base compensation was set at $175,000.  In addition to his base salary, Mr. Saba was entitled to receive bonus payments in 2010 as follows:  four percent (4%) of all sales of the Company up to $2.5 million and one percent (1%) of all sales of the Company between $2.5 million and $10 million recorded during calendar year 2010.  Pursuant to his agreement, Mr. Saba received an option to purchase 20,000 shares of the Company’s common stock pursuant to the Company’s 2008 Equity Incentive Plan, as amended and restated, with such option having a 10-year term and vesting of 10,000 shares on December 28, 2010, 5,000 shares on December 28, 2011 and 5,000 shares on December 28, 2012.  Mr. Saba was subject to a non-competition covenant during the term of his employment and for a period of one year thereafter.  Upon termination of Mr. Saba’s employment for any reason, he was entitled to receive all unpaid salary, earned bonuses, vacation and other accrued benefits through the date of termination.  If Mr. Saba’s employment was terminated without “Good Cause,” as defined in the employment agreement, he was also entitled to severance payments in an amount equal to the annual salary at the rate in effect as of the date of termination for the remainder of the term but not less than two times his annual salary, and payment of health insurance premiums for himself and his family for twelve months immediately after termination. On July 29, 2013, Mr. Saba and the Company entered into a Termination of Employment Agreement pursuant to which Mr. Saba terminated his Employment Agreement with the Company, effective July 29, 2013, and became an at-will employee of the Company.

Mark Matthews.  On December 17, 2009, the Company entered into an employment agreement with Mr. Matthews in connection with his employment with the Company.  It provided for an initial three-year employment term, which term automatically renewed for successive one-year terms unless terminated by Mr. Matthews or the Company at least sixty days prior to the end of the term or any subsequent renewal term.  Mr. Matthews’ annual base compensation was set at $175,000.  In addition to his base salary, Mr. Matthews was entitled to receive a commission equal to five percent (5%) of all sales of the Company during calendar year 2010, with such commission subject to adjustment after 2010 by the Chief Executive Officer of the Company.  Pursuant to his agreement, Mr. Matthews received an option to purchase 7,500 shares of the Company’s common stock pursuant to the Company’s 2008 Equity Incentive Plan, as amended and restated, with such option having a 10-year term and vesting of 2,500 shares on December 17, 2010, 2,500 shares on December 17, 2011 and 2,500 shares on December 17, 2012.  In addition, pursuant to his agreement, Mr. Matthews received 1,250 shares of the Company’s restricted common stock pursuant to the Company’s 2008 Equity Incentive Plan, as amended and restated, which were fully vested upon issuance on January 5, 2010.  Upon termination of Mr. Matthews’ employment for any reason, he was entitled to receive all unpaid salary, earned bonuses, vacation and other accrued benefits through the date of termination.  If Mr. Matthews’ employment was terminated without “Good Cause,” as defined in the employment agreement, he was also entitled to severance payments in an amount equal to the annual salary at the rate in effect as of the date of termination for the remainder of the term but not less than two times his annual salary, and payment of health insurance premiums for himself and his family for twelve months immediately after termination.  On July 29, 2013, Mr. Matthews and the Company entered into a Termination of Employment Agreement pursuant to which Mr. Matthews terminated his Employment Agreement with the Company, effective July 29, 2013, and became an at-will employee of the Company.

Outstanding Equity Awards

The following table sets forth all outstanding equity awards made to each of the Company’s named executive officers that were outstanding at December 31, 2013:

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested($)
William A. Schmitz	75,000	0		0.75	11/15/2019	42,582	(2)	10,646	(1)
	0	200,000	(3)	0.38	07/31/2023
Molly Hedges	5,000	0		0.75	03/01/2020
	3,350	1,650	(4)	0.75	11/22/2021
	0	125,000	(3)	0.38	07/31/2023
Adeeb Saba	20,000	0		0.75	12/28/2019	37,500	(2)	9,375
	0	100,000	(3)	0.38	07/31/2023
	0	40,000	(5)	0.45	09/13/2023
Mark Matthews	7,500	0		0.75	12/17/2019	14,286	(2)	3,572
	7,500	0		0.75	08/12/2020

(1)
The market value of unvested restricted stock is calculated by multiplying the number of unvested stock held by the applicable named executive officer by the closing price of our Common Stock on December 31, 2013 (the last trading day of Fiscal 2013), which was $0.25.

(2)	Restricted shares of common stock that vest on April 1, 2015.
(3)
Unexercised stock options that vest as follows:  (a) one third over three years beginning on the first anniversary of the date of grant (July 31, 2013); (b) one third upon the Company reporting aggregate revenue in four consecutive quarters of $10 million or more; and (c) one third upon the Company reporting positive cash flow from operations in two consecutive quarters.

(4)	Unexercised stock options that vest on November 22, 2014.
(5)	Unexercised stock options that vest in equal installments on March 13, 2014 and September 13, 2014.

In January 2010, the Company’s Board of Directors adopted a 401(k) plan for the payment of retirement benefits to employees, including to the Company’s named executive officers.  To date, the Company has not contributed or matched any funds to any employee, including the named executive officers, under the 401(k) plan.

2013 COMPENSATION FOR NON-EMPLOYEE DIRECTORS

Annual compensation for non-employee directors for 2013 was comprised entirely of awards of options to purchase the Company’s common stock, as is described in more detail below.

Director Equity Grants

Pursuant to the Company’s 2008 Equity Incentive Plan, as amended and restated (the “2008 Plan”), each non-employee director of the Company who is deemed to be independent receives, on each January 5th (or the next business day thereafter if January 5th is not a business day), an automatic grant of an option to purchase 20,000 shares of common stock of the Company, which vests immediately upon grant.  The exercise price of such options is equal to the closing price of the common stock on the date of the option grant, and the term of such options is ten years.  A new independent director who becomes a member of the Board of Directors during the course of the calendar year receives an automatic grant on the date that he or she becomes a director in the amounts specified above, pro-rated based on the calendar month of the year in which such person became a director.  The options are granted on a going-forward basis, before the director completes his or her service for the calendar year.  All such grants of options to independent directors are subject to certain terms and conditions described in the 2008 Plan.

Chairman of the Board of Directors and Chairman of Committees of the Board of Directors

Pursuant to the 2008 Plan, the Chairman of the Board of Directors receives on each January 5th (or the next business day thereafter if January 5th is not a business day) an additional automatic grant of an option to purchase 10,000 shares of common stock of the Company, which vest immediately upon grant, pursuant to the terms of the 2008 Plan.  Additionally, each of the Chairman of the Audit Committee, the Chairman of the Compensation Committee and the Chairman of the Nominating and Corporate Governance Committee receives on each January 5th (or the next business day thereafter if January 5th is not a business day) an additional automatic grant of an option to purchase the following shares of common stock of the Company, which vest immediately upon grant, pursuant to the terms of the 2008 Plan in the following amounts:  (1) the Chairman of the Audit Committee - 10,000; (2) the Chairman of the Compensation Committee - 7,500; and (3) the Chairman of the Nominating and Corporate Governance Committee - 7,500.

The exercise price of such options is equal to the closing price of the common stock on the date of the option grant, and the term of such options is ten years.  A director who becomes the Chairman of the Board of Directors and/or the Chairman of a Committee of the Board of Directors during the course of the calendar year receives an automatic grant on the date that he or she assumes such position in the amounts specified above, pro-rated based on the calendar month of the year in which such person assumes the applicable position.  The options are granted on a going-forward basis, before the director completes his or her service for the calendar year.  All such grants of options to non-employee directors are subject to certain terms and conditions described in the 2008 Plan.  Dov Schwell has been Chairman of the Board of Directors since June 10, 2010, Steven DiNunzio has been Chairman of the Audit Committee since March 10, 2010 and Ira A. Greenstein has been the Chairman of the Compensation Committee and Chairman of the Nominating and Corporate Governance Committee since August 27, 2013.

2013 Director Compensation Table

The following table lists compensation paid in 2013 to any person who served as a non-employee director during 2013.  This table does not include compensation paid to William A. Schmitz or Mark Matthews, each of whom served as a director and also was a named executive officer in 2013, as neither received additional compensation for his service as a director.

Name	Dates of Board Service During 2013	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)		All Other Compensation ($)	Total ($)
Dov Schwell	01/01/2013–12/31/2013	—	33,780	(2)	—	33,780
Steven DiNunzio	01/01/2013–12/31/2013	—	37,419	(3)	—	37,419
Ira A. Greenstein	08/27/2013–12/31/2013	—	10,333	(4)	—	10,333
George Naselaris	01/01/2013–12/31/2013	—	22,520	(5)	—	22,520
John P. Blake	01/01/2013–08/27/2013	—	30,695	(6)	—	30,695
Pierre Leignadier	01/01/2013–05/22/2013	—	30,695	(6)	—	30,695

(1)
Represents the aggregate grant date fair value of options to purchase common stock granted to such director, computed in accordance with the Financial Accounting Standards Board ASC Topic 718.  In valuing such awards, the Company made certain assumptions.  For a discussion of those assumptions, please see Note 6 to the Company’s Consolidated Financial Statements included in its Annual Report on Form 10-K for 2013.

(2)
Consists of an option to purchase 30,000 shares of common stock with an exercise price of $1.22 per share granted on January 7, 2013 as the automatic annual grants of options pursuant to the Company’s 2008 Equity Incentive Plan, as amended and restated (the “2008 Plan”).

(3)
Consists of an option to purchase 30,000 shares of common stock with an exercise price of $1.22 per share granted on January 7, 2013 as the automatic annual grant of options pursuant 2008 Plan and an option to purchase 5,625 shares of common stock with an exercise price of $0.70 per share granted on May 22, 2013 as the automatic annual grant of options pursuant 2008 Plan.

(4)	Consists of an option to purchase 14,583 shares of common stock with an exercise price of $0.50 per share granted on August 27, 2013 as the automatic annual grant of options pursuant 2008 Plan.
(5)	Consists of an option to purchase 20,000 shares of common stock with an exercise price of $1.22 per share granted on January 7, 2013 as the automatic annual grant of options pursuant 2008 Plan.
(6)	Consists of an option to purchase 27,500 shares of common stock with an exercise price of $1.22 per share granted on January 7, 2013 as the automatic annual grant of options pursuant 2008 Plan.

Director Beneficial Ownership

Non-employee directors who served on the Board of Directors during 2013 beneficially owned the following shares of the Company’s common stock and options to purchase shares of the Company’s common stock, as of December 31, 2013:

Name	Common Stock		Options to Purchase Common Stock
Dov Schwell	300	(1)	82,500
Steven DiNunzio	105,000		118,108
Ira. A. Greenstein	0		14,583
George Naselaris	10,000		60,000
Pierre Leignadier	105,650		72,500
John P. Blake	100		74,167

(1)	Shares held by his minor children who share the same home.

Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation Committee have served as an officer or employee of the Company or have any relationship with the Company that is required to be disclosed under the heading “Related Person Transactions.”

STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company’s common stock by (i) each person known by the Company to be the beneficial owner of more than 5% of the outstanding shares of the common stock of the Company, (ii) each of the Company’s directors and named executive officers, and (iii) all directors and executive officers of the Company as a group.  Unless otherwise noted in the footnotes to the table, to the best of the Company’s knowledge, the persons named in the table have sole voting and investing power with respect to all shares indicated as being beneficially owned by them.

Unless otherwise noted, the security ownership information provided below is given as of April 24, 2014 and all shares are owned directly, and includes shares with underlying options which can be exercised within 60 days (but such shares underlying options are not deemed outstanding for computing the percentage of any other person).  Percentage ownership information is based on 19,938,694 outstanding shares of common stock.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percentage Ownership of Common Stock
Paul Packer(1) Globis Capital Partners, L.P.(1) Globis Capital Advisors, L.L.C. (1) Globis Capital Management, L.P. (1) Globis Capital, L.L.C. (1) 805 Third Avenue 15th Floor New York, N.Y. 10022	2,220,000	(1)	10.7%

Alpha Capital Anstalt c/o LH Financial Services Corp. 510 Madison Avenue, Suite 1400 New York, NY 10022	10,000,000	(2)	33.4%

Brio Capital Master Fund Ltd. c/o Brio Capital Management LLC 100 Merrick Road, Suite 401W Rockville Centre, NY 11570	2,500,000	(3)	11.1%

Ellis International Ltd. 100 Merrick Road, Suite 401W Rockville Centre, NY 11570	1,937,500	(4)	8.9%

Point Capital, Inc. 285 Grand Av., Bldg. 5, 2nd Fl. Englewood, NJ 07631	1,250,000	(5)	5.9%

Zeiger Tower LLC 1764 49th Street Brooklyn, NY 11204	1,250,000	(5)	5.9%

William A. Schmitz	1,170,332	(6)	5.8%

Molly Hedges	203,513	(7)	1.0%

Adeeb Saba	587,500	(8)	2.9%

Mark Matthews	343,119	(9)	1.7%

Dov Schwell	542,800	(10)	2.8%

Steven DiNunzio	235,708	(11)	1.2%

Ira A. Greenstein	49,583	(12)	*

George Naselaris	90,000	(13)	*

All directors and executive officers as a group (8 persons)	3,232,555		15.6%

*	less than 1% of the outstanding shares of common stock.

(1)
Based on the Schedule 13G/A filed with the Securities and Exchange Commission on February 13, 2014 by Paul Packer,  Globis Capital Partners, L.P., Globis Capital Advisors, L.L.C., Globis Capital Management, L.P., Globis Capital, L.L.C., together with relevant subsidiaries and members of the filing group, plus shares of common stock and additional warrants issued to such Globis Funds pursuant to anti-dilution provisions of applicable agreements as a result of the March 31, 2014 private placement of Series A Convertible Preferred Stock and warrants to the selling shareholders.  Each of the members of the filing group reported on its Schedule 13G/A that it had shared voting and dispositive power over the shares it beneficially owned.  The holdings consist of a total of 1,500,000 shares already issued and outstanding and a total of warrants to purchase 720,000 shares of common stock that can be exercised within 60 days.

(2)
Consists of:  (a) 4,000,000 shares of common stock issuable upon conversion of Series A Convertible Preferred Stock that can be converted within 60 days and (b) warrants to purchase 6,000,000 shares of common stock that can be exercised within 60 days.

(3)
Consists of:  (a) 1,000,000 shares of common stock issuable upon conversion of Series A Convertible Preferred Stock that can be converted within 60 days and (b) warrants to purchase 1,500,000 shares of common stock that can be exercised within 60 days.

(4)
Consists of:  (a) 775,000 shares of common stock issuable upon conversion of Series A Convertible Preferred Stock that can be converted within 60 days and (b) warrants to purchase 1,162,500 shares of common stock that can be exercised within 60 days.

(5)
Consists of:  (a) 500,000 shares of common stock issuable upon conversion of Series A Convertible Preferred Stock that can be converted within 60 days and (b) warrants to purchase 750,000 shares of common stock that can be exercised within 60 days.

(6)
Consists of:  (a) 323,832 shares held by Mr. Schmitz directly; (b) 625,000 shares held by Mr. Schmitz’s IRA; (c) an option to purchase 75,000 shares of common stock issued pursuant to the Company’s 2008 Equity Incentive Plan, as amended and restated (the “2008 Plan”), that can be exercised within 60 days; and (d) warrants to purchase 146,500 shares of common stock that can be exercised within 60 days.

(7)
Consists of:  (a) 92,538 shares held by Ms. Hedges directly; (b) 37,500 shares held by Ms. Hedges’ IRA; (c) options to purchase 8,350 shares of common stock issued pursuant to the 2008 Plan that can be exercised within 60 days; and (d) warrants to purchase 65,125 shares of common stock that can be exercised within 60 days.

(8)
Consists of:  (a) 338,750 shares held by Mr. Saba directly; (b) 200,000 shares held by Mr. Saba’s IRA; (c) options to purchase 40,000 shares of common stock issued pursuant to the 2008 Plan that can be exercised within 60 days; and (d) warrants to purchase 8,750 shares of common stock that can be exercised within 60 days.

(9)
Consists of:  (a) 142,619 shares held by Mr. Matthews directly; (b) 175,000 shares held by Mr. Matthews’ IRA; (c) options to purchase 15,000 shares of common stock issued pursuant to the 2008 Plan that can be exercised within 60 days; and (d) warrants to purchase 10,500 shares of common stock that can be exercised within 60 days.

(10)
Consists of:  (a) options to purchase 112,500 shares of common stock issued pursuant to the 2008 Plan that can be exercised within 60 days; (b) an aggregate of 300 shares held by Mr. Schwell’s children who share the same home; and (c) 440,000 shares of common stock held by Schwell, Wimpfheimer & Associates LLP (“SWA”).   Mr. Schwell is Managing Partner of SWA.   Mr. Schwell disclaims beneficial ownership of those shares that exceed the greater of his percentage share of profits of SWA and his percentage of his capital account in SWA.

(11)
Consists of (a) 105,000 shares held by Mr. DiNunzio directly; (b) 9,975 shares held by Mr. DiNunzio’s IRA; (c) 118,108 options to purchase common stock issued pursuant to the 2008 Plan that can be exercised within 60 days; and (d) warrants to purchase 2,625 shares of common stock that can be exercised within 60 days.

(12)	Consists of options to purchase 49,583 shares of common stock issued pursuant to the 2008 Plan that can be exercised within 60 days.
(13)	Consists of (a) 10,000 shares held by Mr. Naselaris directly and (b) options to purchase 80,000 shares of common stock issued pursuant to the 2008 Plan that can be exercised within 60 days.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Review of Related Person Transactions

On April 28, 2010, the Board of Directors adopted a Statement of Policy with respect to Related Person Transactions, which is administered by Corporate Governance Committee.  This policy covers any transaction or series of transactions in which the Company or a subsidiary is a participant, the amount involved exceeds $120,000 and a Related Person has a direct or indirect material interest.  Related Persons include directors, director nominees, executive officers, any beneficial holder of more than 5% of any class of the Company’s voting securities, and any immediate family member of any of the foregoing persons.  Transactions that fall within this definition are considered by the Nominating and Corporate Governance Committee for approval, ratification or other action.  Based on its consideration of all of the relevant facts and circumstances, the Nominating and Corporate Governance Committee will decide whether or not to approve such transaction and will approve only those transactions that are in the best interests of the Company and its shareholders.  If the Company becomes aware of an existing Related Person Transaction that has not been approved under this Policy, the matter will be referred to the Corporate Governance Committee.  The Nominating and Corporate Governance Committee will evaluate all options available, including ratification, revision or termination of such transaction.

Transactions with Related Persons

During 2011, 2012 and 2013, there were no transactions that were subject to the Statement of Policy with respect to Related Person Transactions.

EXPERTS

The financial statements of Arista Power, Inc. appearing in Annual Report (Form 10-K), and included herein, for the years ended December 31, 2013 and 2012, have been so included in reliance on the report of EFP Rotenberg, LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

TRANSFER AGENT AND WARRANT AGENT

Our stock transfer agent is American Stock Transfer located at 6201 15th Avenue Brooklyn, New York 11219.  We act as our own warrant agent for our outstanding warrants.

ARISTA POWER, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Arista Power, Inc.

We have audited the accompanying balance sheets of Arista Power, Inc. as of December 31, 2013 and 2012, and the related statements of operations, stockholders’ (deficit) equity, and cash flows for each of the years in the two-year period ended December 31, 2013. Arista Power, Inc.’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arista Power, Inc. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company’s recurring losses have resulted in an accumulated deficit and ongoing operation is dependent upon improved results from operation and additional financing.  These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

/s/ EFP Rotenberg, LLP
EFP Rotenberg, LLP
Rochester, New York March 31, 2014

ARISTA POWER, INC.

Balance Sheets

	December 31, 2013	December 31, 2012
ASSETS
Current assets
Cash	$297,385	$78,253
Accounts Receivable (net of allowance for doubtful accounts $0 in 2013 and $25,200 in 2012)	265,245	400,419
Prepaid expenses and other current assets	232,570	275,371
Inventory	496,313	669,745
Deferred debt discount	820,750	1,090,750
Total current assets	2,112,263	2,514,538

Other assets	172,362	0

Intangible assets, net	25,305	30,713

Property and equipment, net	69,555	121,587

Total assets	$2,379,485	$2,666,838

LIABILITIES AND STOCKHOLDERS’ (DEFICIT)/EQUITY
Current Liabilities
Accounts payable	$1,175,221	$1,268,947
Borrowings under line of credit, net of debt discount	684,994	166,513
Customer deposits	19,000	127,239
Accrued loss contract	519,092	0
Accrued payroll	146,465	78,445
Accrued warranty costs	140,074	140,074
Deferred revenue	63,311	126,043
Accrued liabilities	496,011	418,069
Current portion of long term debt	11,782	11,688
Derivative liability	13,200	0
Total current liabilities	3,269,150	2,337,018
Commitments and Contingencies (Note 9)
Long term liabilities
Long term debt	16,169	27,951
Derivative liability – long term	762,396	0
Total long term liabilities	778,565	27,951

Stockholders’ (deficit)/equity

Preferred stock, 5,000,000 shares authorized, $.0001 par value; none issued or outstanding at December 31, 2013 or December 31, 2012	0	0
Common stock, 500,000,000 shares authorized, $0.002 par value; 17,993,694 and 12,406,633 shares issued and outstanding at December 31, 2013 and December 31, 2012, respectively	35,987	24,813
Additional paid-in capital	25,330,474	24,038,807
Deficit accumulated	(27,034,691)	(23,761,751)
Total stockholders’ (deficit)/equity	(1,668,230)	301,869

Total liabilities and stockholders’ equity	$2,379,485	$2,666,838

The accompanying notes are an integral part of the financial statements.

ARISTA POWER, INC.

Statements of Operations

	For the years ended
	December 31,	December 31,
	2013	2012
Sales	$2,195,434	$1,998,667
Cost of Goods Sold	2,783,204	2,439,759
Gross Loss	(587,770)	(441,092)
Operating Expenses:
Research and development expenses	377,777	526,460
Selling, general and administrative expenses	2,460,689	2,495,474
Total expenses	2,838,466	3,021,934

Loss from operations	(3,426,236)	(3,463,026)
Non-operating (revenue)/expense
Interest	626,223	185,765
Unrealized gain on change in fair value of derivative liabilities	(676,048)	0
Net loss before income taxes	(3,376,411)	(3,648,791)
Income taxes	(103,471)	(158,895)
Net loss	(3,272,940)	(3,489,896)
Net loss per common share - basic and diluted	(.21)	(.29)
Weighted average number of common shares – basic and diluted	15,345,605	12,229,680

The accompanying notes are an integral part of the financial statements.

ARISTA POWER, INC.

Statements of Cash Flows

	For the years ended
	December 31, 2013	December 31, 2012
Operating activities
Net loss	$(3,272,940)	$(3,489,896)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization and depreciation expense	64,517	118,059
Stock based compensation	695,250	581,940
Financing fees- issuance of warrants, non-cash	0	126,958
Stock and warrants issued for services and rent	334,425	289,015
Amortization of debt discount	518,481	166,513
Impairment of assets	168,247	33,302
Impairment of inventory and increase in inventory reserves	20,486	27,702
Establishment of loss contract reserves	638,850	0
Change in fair value of derivative liability	(676,048)	0
Bad debt expense	0	26,942
Changes in operating assets and liabilities:
Decrease in prepaid expenses and other current assets	86,882	71,416
Decrease/(increase) in trade accounts receivable	135,174	(354,049)
Decrease/(increase) in inventory	142,171	(158,323)
(Decrease)/increase in customer deposits	(108,239)	15,021
Decrease in accrued loss contract	(119,758)	0
Increase in warranty reserve	0	4,468
(Decrease)/increase in deferred revenue	(62,732)	126,043
Increase in trade accounts payable and accrued liabilities	151,054	612,975

Net cash used in operating activities	(1,284,180)	(1,801,914)

Investing Activities
Acquisition of fixed assets	0	(22,778)
Net cash used in investing activities	0	(22,778)

Financing activities
Borrowings on line of credit	270,000	748,500
(Repayments)/borrowings of long term debt, net	(11,688)	(11,687)
Proceeds of issuance of common stock, net of stock offerings expenses	1,245,000	795,000
Net cash provided by financing activities	1,503,312	1,531,813

Increase/(decrease) in cash	219,132	(292,879)

Cash – beginning of period	78,253	371,132

Cash – end of period	$297,385	$78,253

Supplemental Information:
(Tax credits received)/income taxes paid	$(103,471)	$(158,895)
Interest paid	$7,752	$3,866

Non-cash investing and financing activities:
Stock issued for accrued expenses	$157,903	$0
Application of deferred debt discount	$270,000	$15,688
Warrants issued for prepaid rent and services	$646,332	$0

The accompanying notes are an integral part of the financial statements.

ARISTA POWER, INC.

Statement of Stockholders’ (Deficit)/Equity

	Number of Shares	Par Value	Additional Paid In Capital	Accumulated Deficit	Total Stockholders’ Equity
Balance, December 31, 2011	11,854,644	$23,709	$20,407,748	$(20,271,855)	$159,602

Rounding due to reverse stock split	272
Issuance of common stock for cash	397,500	795	794,205		795,000
Issuance of common stock for rent and services	152,959	306	288,709		289,015
Issuance of common stock under stock award	1,258	3	3,050		3,053
Stock option expense			578,887		578,887
Issuance of warrants for financing			126,958		126,958
Issuance of warrants with revolving line of credit facility			1,839,250		1,839,250
Net loss for 2012				(3,489,896)	(3,489,896)

Balance, December 31, 2012	12,406,633	$24,813	$24,038,807	$(23,761,751)	$301,869
Issuance of common stock for cash, net of expenses	5,020,000	10,040	1,234,960		1,245,000
Issuance of common stock for rent and services	567,061	1,134	257,257		258,391
Stock option expense			695,250		695,250
Issuance of warrants with private placement			(895,800)		(895,800)
Net loss for 2013				(3,272,940)	(3,272,940)

Balance, December 31, 2013	17,993,694	$35,987	$25,330,474	$(27,034,691)	$(1,668,230)

The accompanying notes are an integral part of the financial statements.

ARISTA POWER, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1 – Description of the Business and Summary of Significant Accounting Policies

Description of Business

Arista Power, Inc. (the Company) was incorporated on March 30, 2001 in the State of New York as Future Energy Solutions, Inc. and in November 2008 changed its name to WindTamer Corporation. In May 2011, the Company changed its name to Arista Power, Inc. The name change more accurately reflects the broadening of the Company’s focus beyond the WindTamer® brand and entry into areas within the energy storage and power management industries.

The Company is a developer, integrator, and supplier of custom-designed power management systems, and a supplier, designer and installer of solar energy systems.  The Company’s patent-pending Power on Demand system utilizes inputs from multiple energy sources including solar, wind, fuel cells, generators, and the grid, in conjunction with a custom-designed battery storage system and a proprietary smart monitoring technology that releases energy at optimal times to reduce electricity costs for large energy users. The Company also designs, sells and installs residential and commercial solar PV systems.

Method of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).  Arista Power, Inc. maintains its books and prepares its financial statements on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Cash and Cash Equivalents

For financial statement presentation purposes, the Company considers all short-term, highly liquid investments with original maturities of three months or less to be cash and cash equivalents.  The Company maintains its cash and cash equivalents in bank deposit accounts, which at times may exceed federally insured limits.  The Company believes it is not exposed to any significant credit risk as a result of any non-performance by the financial institutions.

Accounts Receivable

Accounts receivable are stated at estimated net realizable value.  Accounts receivable are comprised of balances due from customers net of estimated allowances for uncollectible accounts, if any. In determining collectability, specific customer issues are reviewed to arrive at appropriate allowances. The allowance for doubtful accounts at December 31, 2013 and 2012 were $0 and $25,200, respectively.

Inventory

Inventory consists of components for Power on Demand and solar PV systems, and is stated at the lower of cost or market value.  The Company capitalizes applicable direct and indirect costs incurred in the Company’s production operations to bring its products to a sellable state.  The inventory as of December 31, 2013 consisted of component inventory amounting to $346,014 and work in process inventory of $150,299. Inventory as of December 31, 2012 consisted of component inventory of $197,928 and work in progress inventory of $471,817.  Inventory is reviewed quarterly to determine the need for an excess and obsolete inventory reserve.  As of December 31, 2013 and 2012, no such reserve was required. For the year ended December 31, 2012, all remaining turbine inventory was written off and disposed of.

Fixed Assets

Fixed assets are recorded at cost.  Depreciation is on a straight line basis over the shorter of the estimated useful lives or the related lease for leasehold improvements.  Leasehold improvements for space leased on a month-to-month basis are expensed when incurred. Expenditures for renewals and betterments are capitalized.  Expenditures for minor items, repairs and maintenance are charged to operations as incurred.  Any gain or loss upon sale or retirement due to obsolescence is reflected in the operating results in the period the event takes place.

ARISTA POWER, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Intangible Assets

Intangible assets consist of costs associated with the application and acquisition of the Company’s patents and trademarks. Patent application costs are capitalized and amortized over the estimated useful life of the patent, which generally approximates its legal life.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset, including its ultimate disposition.  If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.  Fair value is determined based on discounted cash flows or appraised values, depending on the nature of the assets. For the year ended December 31, 2013, trademark costs totaling $3,699 relating to the Company’s WindTamer® trademark were impaired, while for the year ended December 31, 2012, the Company impaired assets totaling $33,302 for assets related primarily to tooling for turbine components.

Fair Value of Financial Instruments

The carrying amount of cash, accounts payable and accrued expenses are reasonable estimates of their fair value due to their short maturity.

Revenue Recognition

Revenue is recognized when all of the following conditions are satisfied:  (1) there is persuasive evidence of an arrangement; (2) the service or product has been provided to the customer; (3) the sale price to be paid by the customer is fixed or determinable; and (4) the collection of the sale price is reasonably assured.  Amounts collected prior to satisfying our revenue recognition policy are reflected as customer deposits.

For research and development contracts, we recognize the revenue using the proportional effort method based upon the relationship of costs incurred to date to the total estimated cost to complete the contract. Cost elements include direct labor, materials, overhead costs and outside contractor costs.  The excess of amounts billed on a milestone basis versus the amounts recorded as revenue on a proportional effort basis is classified as deferred revenue. We provide for any loss that we expect to incur in the agreements when the loss is probable.

The Company uses contract accounting for certain Power on Demand system sales. Due to the limited number of these systems that have been installed to date, revenue is recognized based on the completed contract method whereby revenue and costs are deferred until the contract is completed. For contracts that contain provisions related to proceeds being paid based upon cost savings generated by the system, revenue is recorded as the costs savings are realized by and billed to the customer. If accumulated costs exceed accumulated billings at the reporting date the asset is presented net as costs of uncompleted contracts in excess of related billings. If there is a net liability it is presented as billings on uncompleted contracts in excess of related costs. We provide for any loss that we expect to incur on a contract at the time the loss is probable.

At December 31, 2013, the Company had costs of uncompleted contracts in excess of related billings totaling $119,758. This amount was netted with the accrued loss contract on the Company’s balance sheet.

Research and Development Costs

All costs related to research and development are expensed when incurred.  Research and development costs consist of expenses associated with the development of the Company’s Power on Demand system and micro-grids.  Specifically, these costs consist of labor, materials and consultants.

Warranty Costs

The Company’s standard warranty on each turbine sold protects against defects in design, material and workmanship under normal use for up to a six-year period, however there are several warranties which have different terms and conditions. Warranties on solar PV systems and Power on Demand systems are offered based upon the manufacturer’s product warranty, therefore, no reserve is required for these systems. The Company provides for estimated cost of warranties at the time the revenue is recognized.  Factors that affect the warranty reserve are projected cost of repair and/or replacement, component life cycles, and limited historical data. As a result of lower than expected wind turbine performance, many customers have elected to replace their wind turbine with a similarly sized solar PV array.  We have taken this into consideration when evaluating the warranty reserves, and have included the cost of replacement as part of the warranty expense.  The impact of any change in estimates will be taken into account when analyzing future warranty reserve requirements.

Stock-Based Compensation

The Company accounts for stock option awards granted under the Company’s Equity Incentive Plan in accordance with ASC 718. Under ASC 718, compensation expense related to stock-based payments is recorded over the requisite service period based on the grant date fair value of the awards.  Compensation previously recorded for unvested stock options that are forfeited is reversed upon forfeiture.  The Company uses the Black-Scholes option pricing model for determining the estimated fair value for stock-based awards. The Black-Scholes model requires the use of assumptions which determine the fair value of stock-based awards, including the option’s expected term and the price volatility of the underlying stock.

The Company’s accounting policy for equity instruments issued to consultants and vendors in exchange for goods and services follows the provisions of ASC 505-50.  Accordingly, the measurement date for the fair value of the equity instruments issued is determined at the earlier of (i) the date at which a commitment for performance by the consultant or vendor is reached or (ii) the date at which the consultant’s or vendor’s performance is complete. In the case of equity instruments issued to consultants, the fair value of the equity instrument is recognized over the term of the consulting agreement, or vesting period, whichever is shorter.

ARISTA POWER, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Income Taxes

The Company accounts for income taxes using the asset and liability approach, which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of such assets and liabilities.  This method utilizes enacted statutory tax rates in effect for the year in which the temporary differences are expected to reverse and gives immediate effect to changes in income tax rates upon enactment.  Deferred assets are recognized, net of any valuation allowance, for temporary differences and net operating loss and tax credit carry forwards.  Deferred income tax expense represents the change in net deferred assets and liability balances.

Concentrations of Customers and Suppliers

The Company’s largest customer accounted for 29% of 2013 sales (54% of 2012 sales), and this customer’s accounts receivable represented 45% of total accounts receivable as of December 31, 2013 (68% as of December 31, 2012).

We purchase a significant portion of our solar PV products from a single supplier, and as such receive certain discounts due to purchase volumes.  Purchases from this vendor totaled 33% of our material cost of goods sold for the year ended December 31, 2013.   There are numerous alternative suppliers that could supply the materials and components used in our solar PV installations, and we believe that utilizing our current supplier will not have an adverse effect on our business.

Basic and Diluted Loss Per Share

Basic earnings per share reflect the actual weighted average of shares issued and outstanding during the period.  Diluted earnings per share are computed including the number of additional shares that would have been outstanding if dilutive potential shares had been issued. In a loss year, the calculation for basic and diluted earnings per share is considered to be the same, as the impact of potentially issued common shares would be anti-dilutive.

As of December 31, 2013, there were 1,386,108 stock options and 7,671,267 warrants outstanding that, upon exercise, could dilute future earnings.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

Note 2 - Going Concern

The financial statements have been prepared assuming that the Company will continue as a going concern. The Company has generated sales volumes of $5.5 million over a four year period, and has incurred cumulative net loss of $27,034,691 since inception.  Our sales volumes to date and recurring losses from operations raise substantial doubt about the Company’s ability to continue as a going concern. Continuation of the Company is dependent on achieving sufficiently profitable operations and obtaining additional financing.

In July of 2013, the Company sold 5.0 million shares of common stock which yielded net proceeds of $1,245,000.  Stock offering costs were minimal.   This working capital may not be sufficient to fund operational growth, and the Company expects to need to raise additional capital.  There can be no assurance that the Company will continue to be able to raise sufficient capital, at terms that are favorable to the Company or at all, to fund operations.

ARISTA POWER, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Note 3 – Long-lived Assets

The following table summarizes the Company’s long-lived assets as of:

	December 31, 2013	December 31, 2012
Property and equipment
Equipment	$264,495	$253,718
Furniture and fixtures	38,950	38,950
Software	71,625	71,625
Total property and equipment before accumulated depreciation	375,070	364,293

Less accumulated depreciation	(305,515)	(242,706)
Total property and equipment	$69,555	$121,587

Intangible assets
Patents	$34,862	$34,862
Trademark	0	4,525
Total intangible assets before accumulated amortization	34,862	39,387

Less accumulated amortization	(9,557)	(8,674)
Total intangible assets	$25,305	$30,713

Impairments of assets for the year ended December 31, 2013 totaled $3,699 as compared to $33,302 for the year ended December 31, 2012. The impairment for 2013 related to the WindTamer™ trademark, while impairment costs in 2012 related primarily to tooling for the Company’s wind turbine components.

ARISTA POWER, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Note 4 – Debt

In August 2011 the Company purchased equipment for $44,748, financed with a loan from Canandaigua National Bank.  The loan is guaranteed by William Schmitz, CEO of the Company, has a 60-month term, and carries a 4.99% annual interest rate.  Monthly payments are $844. In October 2011 the Company leased office equipment for $9,068 financed with a loan from Canon Financial Services, Inc.  The loan, with monthly payments of $279, has a 6.76% annual interest rate and a 36 month term. The end of term purchase option calls for payment of the equipment’s fair market value.

On September 4, 2012, the Company entered into an unsecured loan agreement with TMK-ENT, Inc. that provided for a $500,000 working capital revolving line of credit.  Advances under the line of credit bear interest at 10% per year, payable annually. On November 13, 2012, the Company amended its loan agreement to increase the revolving line of credit agreement from $500,000 to $750,000, and on December 21, 2012 amended its loan agreement to increase the revolving credit agreement for $750,000 to $1,250,000 The note originally matured on December 21, 2013, however on May 29, 2013 the note was amended to extend the maturity date to December 21, 2014. Borrowings under the line of credit amount to $1,018,500 as of December 31, 2013 ($748,500 as of December 31, 2012). In conjunction with the line of credit facility, the Company issued 1,250,000 warrants to purchase the Company’s common stock at varying prices from $1.38 to $1.62 per share. The warrants vest one year from issuance and have a ten year term. The fair market value of the warrants at grant date was determined utilizing the Black Scholes option pricing model and amounted to $1,839,250. As of December 31, 2012, the Company had drawn $1,018,500 on the line of credit. The difference between the fair market value of the warrants and draws on the line of credit is $820,750 as of December 31, 2013($1,090,750 as of December 31, 2012), which is recorded as deferred debt discount.  The deferred debt discount will be recognized and recorded as debt discount as the Company continues to borrow against the line of credit. Debt discount costs will be recognized as the Company draws down the available line of credit, and will be amortized over the remaining term of the loan. As a result of the amortization of the debt discount, the Company expensed $ 518,481 for the year ended December 31, 2013 and $166,513 for the year ended December 31, 2012.

Annual maturities of debt are as follows:

2014	$1,030,282
2015	$9,540
2016	$6,629

ARISTA POWER, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Note 5 – Stockholders’ Equity

In January 2013, the Company issued 10,000 shares of common stock to an attorney for services rendered, which totaled $10,000.

On February 4, 2013, the Company entered into a lease modification, a purchase agreement and a warrant to purchase common stock with 1999 Mt. RB, LLC, the Company’s landlord at 1999 Mt. Read Boulevard, Rochester, New York. Pursuant to the terms and conditions of the purchase agreement, the Company sold to 1999 Mt. RB 390,394 shares of our common stock in exchange for (1) the satisfaction of amounts due to 1999 Mt. RB pursuant to the original lease and (2) free rent, CAM charges and real estate taxes from February 1, 2013 through November 30, 2013 pursuant to the lease amendment.  Pursuant to the terms and conditions of the warrant agreement, the Company issued to 1999 Mt. RB a warrant to purchase up to 600,000 shares of the Company’s common stock for a purchase price of $1.00 per share.  The warrant vested in full upon issuance, and expires on February 4, 2014.  The warrant and purchase agreement have customary anti-dilution protections. The fair value of the warrants at grant date was determined utilizing the Black Scholes option pricing model, and amounted to $256,800, which will be amortized over the lease term.  Of this amount, $40,415 was expensed in 2013, $44,023 is recorded as a prepaid asset, and $172,362 is recorded as another asset and will be amortized in a period that exceeds one year. On July 31, 2013, pursuant to terms of the warrant, the purchase price was automatically adjusted to $0.25 per share as a result of the Company selling shares of stock on such date in a private placement for $0.25 per share. The warrants were not exercised by February 4, 2014, and expired.

In May, 2013, the Company entered into a strategic advisory agreement with Sunrise Financial Group, Inc., pursuant to which, Sunrise will provide the Company with prospective customer listings and introductions to building owners and managers.  In accordance with the agreement, the Company agreed to issue 620,341 warrants at $.73 per share.  The warrants carry a five year term, and have customary anti- dilution clause, and have been valued as a derivate liability. The fair value of the warrants at grant date was determined utilizing the Black Scholes option pricing model, and amounted to $299,044, which will be amortized over the term of the agreement.  Of this amount, $183,521 was expensed in 2013 and $115,523 is recorded as a prepaid asset.

On July 31, 2013, the Company sold pursuant to a securities purchase agreement an aggregate of 4,420,000 shares of its common stock and five-year warrants, which vested in full upon issuance, to purchase a total of 2,210,000 additional shares of common stock at a purchase price of $0.30 per share to 12 institutional and private investors for a total of $1,105,000 in gross proceeds from the sales.  On August 8, 2013, the Company sold pursuant to a securities purchase agreement an aggregate of 600,000 shares of its common stock and five-year warrants, which vested in full upon issuance, to purchase a total of 300,000 additional shares of common stock at a purchase price of $0.30 per share for a total of $150,000 in gross proceeds. Legal costs, which amounted to $10,000, were netted against the proceeds. The warrant and securities purchase agreement have customary anti-dilution protection and registration rights. The warrants carry a five year term, and have customary anti-dilution clause, and have been valued as a derivate liability. The fair value of the warrants at grant date was determined utilizing the Black Scholes option pricing model, amounted to $895,800, and was netted against the proceeds of the private placement for a total increase in stockholders’ equity of $349,200 relating to these transactions. The shares and warrants associated with this private placement have been registered with the Securities and Exchange Commission.

On July 31, 2013, the Company issued warrants to purchase 550,000 shares of common stock to two consultants to work with the Company on marketing and lead generation.  The warrants have a 5 year term, vest immediately and have an exercise price of $0.30 per share, which is subject to customary anti-dilution protection and registration rights.

For the year ended December 31, 2012, the Company issued 152,959 shares of common stock to strategic vendors and consultants for goods and services totaling $289,015. During 2012, the Company raised capital through the private placement sales of “units” consisting 7,500 shares of common stock and a warrant to purchase 1,000 shares of common stock for $10 per share. The warrants vest fully two years from the date of unit purchase and have a ten year term. The Company sold 53 units which yielded $795,000.

For the year ended December 31, 2013 and 2012, total stock option expense amounted to $695,250 and $578,887, respectively. In 2013, 1,735,208 stock options were granted, while in 2012 178,000 stock options were granted. Of the options granted in 2013, 520,208 options were granted under the 2008 Equity Incentive Plan, while all of the options granted in 2012 were granted under the 2008 Equity Incentive Plan.

On December 13, 2010, the Board of Directors approved a plan whereby certain employees were issued restricted shares of common stock in lieu of future salary cash payments. The employees forfeited salary over a twelve week period to purchase the common shares, which were valued at fair market value as of the date of grant. The Compensation Committee of the Company’s Board of Directors have approved a change in the vesting date for restricted stock held by certain employees from April 1, 2011 to April 1, 2014. A total of 55,969 shares vested on April 1, 2011, 50,989 vested on August 20, 2013 and the remaining 118,379 shares are scheduled to vest on April 1, 2014.

Note 6 – Stock-Based Compensation

The Company has established the “2008 Equity Incentive Plan,” which is a shareholder approved plan that permits the granting of stock options and restricted stock to employees, directors and consultants.  The 2008 Equity Incentive Plan originally provided for the issuance of up to 400,000 shares of common stock of which 50,000 shares are available for grant as Incentive Stock Options.  The exercise price for options awarded is no less than 100% of the fair market value of the common stock on the day of grant.  The options generally vest either immediately on the date of grant or 1 to 3 years from the date of grant.  On December 30, 2009, the Board of Directors approved an amendment to increase the number of shares available for award under the plan from 400,000 to 800,000, and this amendment was approved by the Company’s shareholders at its Annual Meeting on April 28, 2010. In March of 2012, the Board of Directors approved an amendment to increase the number of shares available for award under the plan to 1,550,000.  This amendment was approved by shareholders at the Annual Meeting of Shareholders on May 9, 2012. In March 2014, the Board of Directors of the Company approved an amendment to increase the number of shares available for award under the plan by 2.0 million shares, to 3,550,000.  This amendment will be proposed to shareholders for vote at the Annual Meeting of Shareholders to be held on May 28, 2014. For 2013, compensation costs relating to the issuance of stock options and warrants amounted to $584,671 and the expense associated with repricing options and warrants amounted to $110,579. For 2012, compensation costs relating to the issuance of stock options and restricted stock amounted to $543,267 and the expense associated with repricing of options and warrants amounted to $38,673.

On January 22, 2013 the Board of Directors of the Company approved the repricing of 25,000 outstanding compensatory options to purchase common stock of the Company held by a consultant of the Company, Michael Hughes, an attorney who has provided and continues to provide legal services to the Company as outside counsel and is now the Company’s Director of Strategy and Legal Affairs, previously granted under the Amended and Restated 2008 Equity Incentive Plan. As a result, the exercise price of the options was lowered to $1.20 per share, an amount equal to the last trade of the Common Stock on the OTC Bulletin Board on January 22, 2013. There was no change in the number of shares subject to each option, vesting or other terms of the options. For the three months ended March 31, 2013, the Company recorded expenses totaling $13,575 associated with the repricing.

ARISTA POWER, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

On July 31, 2013, the Compensation Committee of the Board of Directors of Arista Power approved the repricing of all outstanding stock options to purchase common stock of the Company held by officers, other employees, current and former non-employee directors, employees and certain independent contractors with exercise prices in excess of $0.75 per share.  As a result, the exercise price of the options was lowered to $0.75 per share. There was no change in the number of shares subject to each option, vesting or other terms of the options. The Compensation Committee of the Board of Directors effectuated the repricing to realign the value of the options with their intended purpose, which is to retain and motivate the holders of the options to continue to work in the best interests of Arista Power. Prior to the repricing, many of the options had exercise prices well above the recent market prices of the Company's common stock on the OTCQB. As a result of the repricing, the Company recorded an expense of $34,381.

On November 8, 2012, the Board of Directors of the Company approved the repricing of 85,000 outstanding compensatory options to purchase common stock of the Company held by executive officers of the Company previously granted under the Amended and Restated 2008 Equity Incentive Plan.  As a result, the exercise price of the options was lowered to $1.67 per share, an amount equal to the last trade of the common stock on the OTCQB on November 8, 2012. There was no change in the number of shares subject to each option, vesting or other terms of the options.  The Company repriced 75,000 and 10,000 Options held by William A. Schmitz, the Company’s Chief Executive Officer and President, and Molly Hedges, the Company’s Chief Financial Officer and Vice President of Finance, respectively.

The Company has valued the options at their date of grant utilizing the Black-Scholes Option Pricing Model.  Expected volatility is based upon a weighted average historical volatility of the Company’s common stock, and that of peer companies operating in a similar industry.   The risk-free interest rate is based on the implied yield available on U.S. Treasury issues with an equivalent term approximating the expected life of the options depending on the date of the grant and expected life of the options.  The expected life of options was based on its term.  The Company determined the expected dividend rate based on the assumption and expectation that earnings generated from operations are not expected to be adequate to allow for the payment of dividends in the near future.  The following weighted-average assumptions were utilized in the fair value calculations for options granted:

Year ended
	December 31, 2013	December 31, 2012
Expected dividend yield	0%	0%
Expected stock price volatility	105-108%	109-112%
Risk-free interest rate	2.68-3.58%	2.32-2.70%
Expected life of options	.03-9.71 Years	1.5-9.5 Years

The following table summarizes the status of the Company’s aggregate stock options granted:

	Number of Shares Remaining Options	Weighted Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value

Outstanding at January 1, 2013	516,400	$3.25
Options granted during 2013	1,735,208	$.45
Options expired/cancelled during 2013	865,500	$.41

Outstanding at December 31, 2013	1,386,108	$.61	7.1	$0
Exercisable at December 31, 2013	612,308	$.87	5.3	$0

The weighted average fair value of options granted during twelve months ended December 31, 2012 was approximately $.45 ($2.05 for the twelve months ended December 31, 2012.)  During the twelve months ended December 31, 2012, 1,735,208 options were granted, 865,500 options expired or were cancelled, and no options were exercised. During the twelve months ended December 31, 2012, 178,000 options were granted, 26,000 expired or were cancelled, and no options were exercised. Of the 1,655,000 options granted in 2013, 520,508 were granted under the 2008 Equity Incentive Plan.

On December 13, 2010, the Board of Directors approved a plan whereby certain employees were issued restricted shares of common stock in lieu of future salary cash payments. The employees forfeited salary over a twelve week period to purchase the common shares, which were valued at fair market value as of the date of grant. The Compensation Committee of the Company’s Board of Directors have approved a change in the vesting date for restricted stock held by certain employees from April 1, 2011 to April 1, 2014. A total of 55,969 shares vested on April 1, 2011, 50,989 vested on August 20, 2013 and the remaining 118,379 shares are scheduled to vest on April 1, 2014.

The table below summarizes the status of the Company’s restricted stock awards:

Restricted Shares	Number of Restricted Shares	Weighted Average Fair Value at Grant Date
Non-vested at December 31, 2012	169,368	$2.80
Vested – 2013	50,989	$2.80
Non-vested at December 31, 2013	118,379	$2.80

ARISTA POWER, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Note 7 – Warrants

The Company has valued warrants at their date of issue utilizing the Black-Scholes Option Pricing Model.  The risk-free interest rate is based on the implied yield available on U.S. Treasury issues with an equivalent term approximating the expected life of the warrants depending on the date of the issue and their expected life.  The expected life of warrants used was based on the term of the warrant.  The Company determined the expected dividend rate based on the assumption and expectation that earnings generated from operations are not expected to be adequate to allow for the payment of dividends in the near future.  The following weighted-average assumptions were utilized in the fair value calculations for warrants granted:

	Year ended	Year ended
	December 31, 2013	December 31, 2012
Expected dividend yield	0%	0%
Expected stock price volatility	93-108%	105-113%
Risk-free interest rate	.14-2.60%	2.06-3.03%
Expected life of warrants	.1-9.1 Years	7.3-9.8 Years

The following table summarizes the status of the Company’s warrants granted:

	Number of Shares Remaining Warrants	Weighted Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2013	2,954,250	$3.80	8.5
Warrants granted during 2013	4,717,017	.43	4.38
Warrants expired/cancelled during 2013	0

Outstanding at December 31, 2013	7,671,267	$1.51	5.58	$150,000
Exercisable at December 31, 2013	6,861,250	$1.53	6.6	$150,000

The weighted average fair value of warrants issued during twelve months ended December 31, 2013 was $.43 ($1.94 for the year ended December 31, 2012).  During the year ended December 31, 2013, 5,369,250 warrants vested, none expired or were cancelled, and no warrants were exercised. For the year ended December 31, 2012, 404,500 warrants vested, none expired or were cancelled, and no warrants were exercised.

For 2013, the Company recorded compensation costs of $368,927 for 416,666 warrants issued to a consultant/outside counsel of the Company. The warrants have a ten year life, a $1.20 exercise price.   250,000 of these warrants vested on the 6-month anniversary of the grant, and 166,666 of these warrants will vest on the two-year anniversary of the grant.

On January 22, 2013 the Board of Directors of the Company approved the repricing of 423,125 outstanding warrants to purchase common stock of the Company held by a former consultant of the Company and current Director of Strategy and Legal Affairs of the Company, Michael Hughes, an attorney who has provided and continues to provide legal services to the Company. As a result, the exercise price of the options was lowered to $1.20 per share, an amount equal to the last trade of the Company’s common stock on January 22, 2013. There was no change in the number of shares subject to each warrant, vesting or other terms of the warrants. The Company recorded expenses totaling $76,198 associated with the repricing for the three month period ending March 31, 2013. Mr. Hughes became an employee of the Company in July, 2013.

On November 8, 2012, the Board of Directors of the Company approved the repricing of 172,500 outstanding warrants to purchase common stock of the Company held by executive officers of the Company. As a result, the exercise price of the warrants was lowered to $1.67 per share, an amount equal to the last trade of the common stock on November 8, 2012. There was no change in the number of shares subject to each warrant, vesting or other terms of the warrants.  The Company repriced 115,000 and 57,500 warrants held by William A. Schmitz, the Company’s Chief Executive Officer and President, and Molly Hedges, the Company’s Chief Financial Officer and Vice President of Finance, respectively. For the year ended December 31, 2012, the Company recorded expenses totaling $24,323 associated with the repricing.

ARISTA POWER, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Note 8 – Derivative Liabilities

Certain warrants issued by the Company do not have fixed settlement provisions because their exercise prices may be lowered if the Company issues securities at lower prices in the future, are classified as derivative liabilities, and are revalued at each reporting date. These warrants include (1) warrants issued to 1999 Mt RB, LLC in conjunction with our lease modification on February 4, 2013 (2) warrants issued conjunction with the Company’s strategic advisory agreement with Sunrise Financial Group, Inc. on May 21, 2013 and (3) warrants issued in conjunction with the Company’s private placements on July 31, 2013 and August 6, 2013. The Company was required to include the reset provisions in order to protect the warrant holders from the potential dilution associated with future financings.

The Company has valued warrants at their date of issue utilizing the Black-Scholes option pricing model. Expected volatility is based upon a weighted average historical volatility of peer companies operating in a similar industry. The risk-free interest rate is based on the implied yield available on U.S. Treasury issues with an equivalent term approximating the expected life of the warrants depending on the date of the issue and their expected life. The expected life of warrants used was based on the term of the warrant. The Company determined the expected dividend rate based on the assumption and expectation that earnings generated from operations are not expected to be adequate to allow for the payment of dividends in the near future. The following weighted-average assumptions were utilized in the fair value calculations for warrants granted and subsequent revaluation:

Year Ended
December 31, 2013
Expected dividend yield	0%
Expected stock price volatility	70-172%
Risk-free interest rate	.08–1.75%
Expected life of warrants	.1-4.59 years
Number of warrants	4,300,351
Fair value of warrants	$775,596

The fair value of these warrant liabilities was $775,596 at December 31, 2013. Of this amount, $13,200 is reported as a short term liability, as the warrants associated with this derivative liability will expire in less than one year.  The reminder, $762,396 is classified as a long-term liability. The change in fair value for 2013 was ($676,048) and is reported in our statement of operations as an unrealized gain on the change in fair value of the derivative liabilities. The fair value of the derivative liabilities are re-measured at the end of every reporting period and upon the exercise of the warrant.

Fair Value Measurement

Valuation Hierarchy
ASC 820, “Fair Value Measurements and Disclosures,” establishes a valuation hierarchy for disclosure of the inputs to valuation used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument. Level 3 inputs are unobservable inputs based on the Company’s own assumptions used to measure assets and liabilities at fair value. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

The following table provides the liabilities carried at fair value measured on a recurring basis as of December 31, 2013:

		Fair Value Measurements at December 31, 2013
	Total Carrying Value at September 30, 2013	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Derivative liabilities	$775,596	$-	$-	$775,596

ARISTA POWER, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

The derivative liabilities are measured at fair value using quoted market prices and estimated volatility factors, and are classified within Level 3 of the valuation hierarchy.

The following table sets forth a summary of the changes in the fair value of our Level 3 financial liabilities that are measured at fair value on a recurring basis:

Year ended December 31, 2013
Beginning balance January 1, 2013	$0
Initial valuation of derivative financial instruments	1,451,644
Net unrealized (gain) loss on derivative financial instruments	(676,048)
Ending balance	$775,596

ARISTA POWER, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Note 9 – Commitments and Contingencies

In October 2010, we executed a lease for our Rochester facility at 1999 Mt Read Boulevard (a four building complex).  The lease term was from August 2010 through July 2015.  The first year of the lease term required monthly base rent payments of $5,396, payable in cash or in the Company’s common stock. The base rent increases by 3% on August 1st of the each year of the lease.  The Company also is required to pay its proportionate share of real estate taxes and common area maintenance costs for the Rochester facility.

On February 4, 2013, the Company entered into a lease modification, a purchase agreement and a warrant to purchase common stock with 1999 Mt. RB, LLC, the Company’s landlord at 1999 Mt. Read Boulevard, Rochester, New York.

Pursuant to the terms and conditions of the purchase agreement, the Company sold to 1999 Mt. RB 390,394 shares of our common stock in exchange for (1) the satisfaction of amounts due to 1999 Mt. RB pursuant to the original lease and (2) free rent, common area maintenance charges and real estate taxes from February 1, 2013 through November 30, 2013 pursuant to the lease amendment.  Pursuant to the terms and conditions of the warrant agreement, the Company issued to 1999 Mt. RB a warrant to purchase up to 600,000 shares of the Company’s common stock for a purchase price of $1.00 per share.  The warrant vested in full upon issuance, and expired on February 4, 2014.  On July 31, 2013, pursuant to the terms of the warrant, the exercise price was automatically adjusted to $0.25 per share as a result of the Company selling shares of stock on such date in a private placement for $0.25 per share.

The lease amendment amended the original lease between the Company and 1999 Mt. RB, and provides, among other things: (1) the leasing of approximately 20,096 square feet at 1999 Mt. Read Boulevard, Rochester, New York; (2) a lease term that runs from February 1, 2013 through November 30, 2018, (3) two five-year renewal options at the option of Arista Power; (4) the Free Rent Period ( from February 1, 2013 through November 30, 2013); and (5) base rent starting on November 30, 2013 at a price of $3.50 per square foot per year with annual increases of 3%. In addition, the Company must pay all future rent in cash.

Annual cash commitments by year under the Company’s lease agreements are as follows:

Cash rental commitment

2014	$70,512
2015	$72,627
2016	$74,806
2017	$77,050
2018	$72,567

ARISTA POWER, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Warranty

During the years ended December 31, 2013 and 2012, the Company entered into a number of sales orders for Power on Demand systems, solar PV installations and wind turbine installations.  These sales orders required certain deposits of the agreed-upon purchase price upon acceptance of the sales order.  The advance payments received as of December 31, 2013 amounted to $19,000 ($127,239 as of December 31, 2012) and have been included in customer deposits.  We expect to install the units associated with these deposits during the next two quarters, as we obtain permits and zoning approvals from customer’s town officials, obtain NYSERDA approvals, complete site assessments, and continue product evaluation.  The sales orders included product warranties of varying periods, depending on the product sold, against defects in materials and workmanship.  The Company provides for estimated cost of warranties at the time the revenue is recognized and has established a corresponding warranty reserve.  Factors that affect the balance required in the warranty reserve are projected cost of repair and/or replacement, component life cycles, manufacturer’s warranty on parts and components, and limited historical data. As a result of lower than expected wind turbine performance, many customers have elected to replace their wind turbine with a similarly sized solar PV array.  We have taken this into consideration when evaluating the warranty reserves, and have included the cost of replacement as part of the warranty expense. These estimates are reviewed quarterly and are updated as new information becomes available.  The impact of any change in warranty cost estimates will be taken into account when analyzing future warranty reserve requirements.  As of December 31, 2013 and 2012, the Company’s warranty reserve totals $140,074. The following table summarizes the activity in the accrued warranty account:

	December 31, 2013	December 31, 2012

Balance as of beginning of year	$140,074	$135,606
Warranty costs accrued	0	32,816
Settlements made	0	(28,348)

Balance as of end of year	$140,074	140,074

Employment Agreements

On July 29, 2013, each of William Schmitz, Chief Executive Officer, Molly Hedges, Chief Financial Officer, Mark Matthews, then President, and Adeeb Saba, then Vice President of Operations and currently Chief Operating Officer, entered into a termination of employment agreement with Arista Power. Pursuant to such termination of employment agreements, each of the executives terminated their respective employment agreements with Arista Power, effective July 29, 2013 and each of the executives agreed to become at-will employees. Accordingly, the Company is no longer liable for certain severance provisions for compensation under the terminated employment agreements.

Note 10 - Income Taxes

Following is a summary of the components giving rise to the income tax provision (benefit) for the periods ended December 31:

	Year ended
	2013	2012
Current	$(103,471)	$(158,895)
Deferred	(1,195,703)	(1,386,246)
Less increase in allowance	1,195,703	1,386,246
Net deferred	–	–
Total income tax provisions (benefit)	$(103,471)	$(158,895)

Individual components of the deferred tax asset are as follows as of December 31:

	Year ended
	2013	2012
Net operating loss carryforwards	$5,067,659	$4,107,084
Stock based compensation	4,084,116	3,848,988
Depreciation and amortization	289,345	289,345
Tax credit carryforward	107,854	107,854
Total	9,548,974	8,353,271
Less valuation allowance	(9,548,974)	(8,353,271)
Net deferred tax assets	$–	$–

The Company has approximately $14,434,000 of net operating loss carryforwards (“NOLs”) available to reduce future taxable income.  These NOLs expire at various dates through 2033. Due to the uncertainty as to the Company’s ability to generate sufficient taxable income in the future and utilize the NOLs before they expire, the Company has recorded a valuation allowance to offset the deferred tax assets.

ARISTA POWER, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Internal Revenue Code Section 382 (“Section 382”) imposes limitations on the availability of a company’s net operating losses and other corporate tax attributes as ownership changes occur.  As a result of the transactions discussed in Notes 5 and 6, a Section 382 ownership change is expected and a study will be required to determine the date of the ownership change. The amount of the Company’s net operating losses and other tax attributes incurred prior to the ownership change may be limited based on the value of ownership change. A full valuation allowance has been established for the gross deferred tax asset related to the net operating losses and other corporate tax attributes available. Accordingly, any limitation resulting from Section 382 application is not expected to have a material effect on the balance sheet or statements of operations of the Company.

The differences between the United States statutory federal income tax rate and the effective income tax rate in the accompanying consolidated statements of operations are as follows:

	Year ended
	2013	2012
Tax benefit at statutory United States federal rate	$(1,112,800)	$(1,186,565)
State income tax credit net of federal benefit	(136,634)	(187,427)
Permanent items	(49,740)
Tax credits	0	(107,034)
Adjustments from prior year	0	(64,115)
Change in valuation reserves	1,195,703	1,386,246
Current tax (expense) income	(103,471)	(158,895)
Effective tax rate (%)	3%	4%

Actual cash payments for taxes in 2013 and 2012 were $500. In April, 2013, the Company received $103,971 as a New York State Qualified Emerging Technology Company tax credit for the year ended December 31, 2011, which was recorded as income by the Company. In December 2011, the Company approved a Consent to Desk Audit Adjustment providing the Company with a New York State Qualified Emerging Technology Company tax credit of $159,395 for the year ended December 31, 2010.  The cash refund was received by and recorded as income by the Company in January 2012.

In July 2006, the FASB released Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement 109” (“FIN48”), now ASC 740.  Effective for fiscal years beginning after December 15, 2006, FIN48 provides guidance on the financial statement recognition and measurement for income tax positions that we have taken or expect to take in our income tax returns.  It also provides related guidance on under-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. We adopted the provisions of FIN48 on January 1, 2007.  The adoption did not have a material impact on the Company’s consolidated results of operations and financial position, and therefore, the Company did not have any adjustment to the January 1, 2007 beginning balance of retained earnings.  In addition, the Company did not have any material unrecognized tax benefits at December 31, 2013 or 2012.

The Company recognizes interest and penalties related to unrecognized tax benefits in general and administrative expense. During the years ended December 31, 2013 and 2012, the Company recognized no material interest and penalties.

The Company files income tax returns in the U.S. federal jurisdiction and applicable states. The tax years 2008 through 2013 remain open to examination by major taxing jurisdictions to which the Company is subject.

Note 11 – Subsequent Events

On March 31, 2014, the Company sold, pursuant to a securities purchase agreement, an aggregate of 1,500 shares of Series A Convertible Preferred Stock, with a stated value of $1,500,000 that are convertible into shares of the Company’s common stock at a conversion price of $0.20 in stated value per share (7,500,000 shares of common stock), and five-year warrants, which vested in full upon issuance, to purchase up to 11,250,000 additional shares of common stock at a purchase price of $0.25 per share to eight institutional investors. The Company received a total of $1,400,000 in net proceeds from the sales. Each share of Series A Convertible Preferred Stock is entitled to cash interest payments of 9% of the stated value per year, payable quarterly. The Series A Convertible Preferred Stock is voluntarily and mandatorily convertible into shares of common stock pursuant to the provisions of the securities purchase agreement, with any shares of Series A Convertible Preferred Stock outstanding on March 31, 2017 automatically converting into common stock. The investors received rights of first refusal and rights of participation in future financings of the Company until March 31, 2015. In addition, the investors received most favored nation protections on the terms and conditions of the warrants and preferred stock so long as such securities remain outstanding. Additionally, until September 30, 2015, each investor has the right to invest the amount invested by such investor in the above-referenced transaction in Series A Convertible Preferred Stock of Arista Power on substantially similar terms. The Series A Convertible Preferred Stock and warrants have customary anti-dilution protections and registration rights including a “full ratchet” anti-dilution adjustment provision.

18,750,000 Shares

ARISTA POWER, INC.

PROSPECTUS

The date of this Prospectus is May 14, 2014